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REGISTRANT'S NAME Tate & Lyle

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DATE: 7/8/08

TATE & LYLE

CONSISTENTLY FIRST IN RENEWABLE INGREDIENTS

It all starts here





Annual Report 2008

Tate & Lyle is a world-leading manufacturer of renewable food and industrial ingredients. We use innovative technology to transform corn and sugar into quality ingredients used by millions of people every day.

Cautionary statement
Please read the full cautionary and non-reliance statements, which can be found on page 164.

Environmental statement
This report is printed on 'Look!' and Revive 50/50 paper and has been independently certified on behalf of the Forest Stewardship Council (FSC).

Printed at St Ives Westerham Press Ltd, ISO14001, FSC certified and CarbonNeutral®

CarbonNeutral®




FSC
Mixed Sources

Tate & Lyle PLC
Tate & Lyle PLC is a public limited company listed on the London Stock Exchange and registered in England. This is the report and accounts for the year ended 31 March 2008. More information about Tate & Lyle can be found on our website at www.tateandlyle.com

Definitions
In this report, 'Company' means Tate & Lyle PLC. 'Tate & Lyle' or 'Group' means Tate & Lyle PLC and its subsidiary and joint venture companies.

Trademarks
SPLENDA® and the SPLENDA® logo are trademarks of McNeil Nutritionals, LLC.

The DuPont Oval logo, Dupont™ and Sorona® are trademarks or registered trademarks of E.I. du Pont de Nemours and Company.

Overview of the year

Sir David Lees and Iain Ferguson summarise Tate & Lyle's performance in the past year.

Dividends per share

+5%

What we do

Find out how we make our ingredients, which markets we operate in, how we serve our customers, and what we are doing to grow our business.



How we performed

How we measure our performance, and the results for the Group and each business division for the financial year.



How we run the business

Find out who Tate & Lyle's directors are and how we apply our values to the way we run our business.



Statutory information

Our detailed financial statements and other statutory information such as directors' pay.



Performance highlights

Primary and value added products Value added products are those that utilise technology or intellectual property enabling our customers to produce distinctive products and Tate & Lyle to obtain a price premium and/or sustainable higher margins. Other products from our commodity corn milling and sugars businesses are classified as primary.


Sales
Year to 31 March
£m
2 535
2 622
690
802
3 225
3 424
2007
2008
Primary
Value added
Total[1]


Adjusted operating profit
Year to 31 March
£m
187
157
159
160
311
286
2007
2008
Primary
Value added
Total[1]

[1] Total includes central costs of £31 million in 2008 and £35 million in 2007



Adjusted diluted earnings per share
Year to 31 March
pence


37.5
32.7
2007
2008

Dividends per share
Year to 31 March
pence


21.5
22.6
2007
2008

Basis of preparation Unless stated otherwise, the Group's financial statements are prepared in accordance with International Financial Reporting Standards (IFRS). Information prior to 2005 is shown under Generally Accepted Accounting Practice in the United Kingdom (UK GAAP).

Adjusted operating profit and adjusted earnings per share Unless stated otherwise, adjusted operating profit and adjusted earnings per share in this annual report and accounts excludes discontinued operations and are before exceptional items and amortisation.

Amortisation Unless stated otherwise, the use of the word 'amortisation' on pages 1 to 92 in this annual report relates to the amortisation of acquired intangible assets.

Continuing operations Unless stated otherwise, all comments in this annual report and accounts refer to the continuing operations adjusted to exclude exceptional items and amortisation of acquired intangible assets.



Tate & Lyle's five-year cumulative total shareholder return
Value of £100 invested on 31 March 2003


£
250
200
150
100
50
Tate & Lyle
FTSE 100 Index
31 March 2003
31 March 2004
31 March 2005
31 March 2006
31 March 2007
31 March 2008

Source: Kepler Associates

Total shareholder return performance The graph shows the cumulative total shareholder return performance (share price growth plus reinvested dividends) of Tate & Lyle over the past five years compared with the FTSE 100 Index.

Chairman's statement

2008 was a year of significant change and progress for Tate & Lyle. We successfully achieved a number of steps to reshape our business in line with our strategy to build a stronger value added business on a low-cost commodity base. This reshaping process is largely complete and, taken together with some important changes in the management structure, the Group is now well positioned to benefit from the growth opportunities in our chosen markets.

Results of continuing operations
Sales for the year ended 31 March 2008 were £3,424 million, 6% higher (10% in constant currency) than the prior year. Profit before tax, adjusted to exclude exceptional items and amortisation of acquired intangible assets, at £244 million was 11% lower (7% in constant currency) than the prior year, and diluted earnings per share at 32.7p were 13% lower (8% in constant currency). Net debt at £1,041 million increased by £141 million.

The Group's results of continuing operations were adversely affected by a very disappointing performance in international sugar trading and by the weak US dollar. These two factors more than account for the lower profit before tax referred to above. In international sugar trading, we have taken the necessary actions to restructure its activities and re-focus management priorities to ensure that this year's loss of £9 million is not repeated. The results of the rest of the Group's operations were encouraging, demonstrating considerable resilience in the face of both the unprecedented increase in global commodity prices and the impact of the EU sugar regime reform. Food & Industrial Ingredients, Americas once again performed strongly, achieving a fourth consecutive year of record profits. The 13% increase in profits from core value added food ingredients and the 6% increase in SPLENDA® Sucralose sales, both in constant currency, were also pleasing and demonstrate the good progress we are making to grow our business in those areas of strategic focus and investment.

Dividend
The Board proposes an increase of 1.1p (5%) in the total dividend for the year to 22.6p. This is covered 1.5 times by adjusted basic earnings before exceptional items and amortisation of acquired intangible assets from continuing operations, and 1.8 times from total operations. The proposed final dividend of 16.1p (2007 – 15.3p) will be due and payable on 31 July 2008 to all shareholders on the Register of Members at 4 July 2008.



Return of capital
We returned £159 million to shareholders through the repurchase of 33.6 million shares representing 69% of the approval given by shareholders at the Annual General Meeting (AGM) in July 2007. Given current worldwide economic conditions, we have decided to suspend the remainder of the repurchase programme. We will be asking shareholders to renew the Company's authority to buy back shares at the AGM on 23 July 2008.

The Board
On 2 May 2008, we announced that Stanley Musesengwa, Chief Executive, International, and Stuart Strathdee, Corporate Development Director, will retire from Tate & Lyle's Board of Directors at the AGM on 23 July 2008.

Stanley Musesengwa has worked for Tate & Lyle for over 28 years and has been a Director since April 2003. He has served Tate & Lyle with great distinction over the years and we wish him every success for the future.

Stuart Strathdee has worked for Tate & Lyle for over 31 years and has been a Director since November 1994. The Board is deeply appreciative of his loyal service and is delighted that the Company will continue to benefit from his considerable knowledge and expertise for a further year after he stands down from the Board.

Kai Nargolwala stood down as a Non-Executive Director from 31 December 2007 due to his new commitments with Credit Suisse. He served on the Board for three years and in that time made a valuable contribution much appreciated by his colleagues.

Governance
The pie chart below shows the time spent by the Board at its meetings in the 2008 financial year allocated between various responsibilities. As can be seen, just over 50% of the Board's time was spent on strategy, reflecting the significant reshaping of the business referred to in this annual report.

Board allocation of time
Year ended 31 March 2008


Governance
9%
Operations
12%
Strategy
51%
Finance
and risk
23%
Capital expenditure
and investments
5%

During the year the Board carried out its annual evaluation of the effectiveness of the Board. This year the Board engaged Dr Tracy Long of Boardroom Review to act as an independent facilitator for the review. Dr Long's report was presented to and discussed by the Board and the recommendations made are being implemented.

Outlook
Looking forward to the year to 31 March 2009:

- We anticipate the Food & Industrial Ingredients businesses in the Americas and Europe, which together accounted for 72% of the Group's continuing operating profit before central costs in the 2008 financial year, will make further progress benefiting in the Americas both from improved high fructose corn syrup pricing achieved for the 2008 calendar year and from additional value added capacity now on stream. In Europe, the results will be significantly influenced by European cereal prices following the 2008 harvest.
- The EU sugar regime reforms have proved successful in eliminating all but 6% of the quota production capacity targeted for reduction. Surplus refined sugar stocks will need to be absorbed over at least the first half of the year, during which time the market is likely to remain very difficult and challenging. However, we look forward to market equilibrium being re-established during the second half of our financial year which, together with the actions we have taken on international sugar trading, should enable a progressive restoration of margins in the Sugars business.
- The SPLENDA® Sucralose business is now fully invested. While the incremental impact of a first full year of costs associated with the Singapore facility will restrict profit growth in the first half year, we expect continued sales growth to offset these costs and to lead to improved profits in the full year.

For the Group, the 2009 financial year has started in line with plan and we continue to expect to make good progress in the year as a whole.

Sir David Lees
Chairman
21 May 2008

Chief Executive's review

The actions we have taken this year, together with our expansion projects to increase value added production, give us a solid platform from which to grow our business in the years ahead.

Delivering on our strategy
2008 was a year of considerable activity and progress for Tate & Lyle. We successfully achieved a number of important steps to reshape our business in line with our strategy to build a stronger value added business on a low-cost commodity base.

- We simplified and de-layered the Group's organisational structure into four divisions, each reporting to the Chief Executive. A new management structure was put in place and key hires made to lead the Sucralose and Food & Industrial Ingredients, Americas divisions.
- We removed substantial risks from the Group by exiting markets (European wheat and Canadian and Mexican sugar) where we could not hedge to an acceptable level our exposure to raw material and commodity pricing volatility and regulation.
- We continued to implement our four-year major capital investment programme to support long-term growth, which we expect will be completed by March 2009.
- We took actions to restructure our international sugar trading activities to reduce future earnings volatility and re-focus management priorities to ensure that this year's result is not repeated.

We continued to grow those areas of our business of key strategic focus and investment. Our core value added food ingredients business achieved a profit of £89 million, a 13% increase over the prior year, while sales of SPLENDA® Sucralose increased by 6% (both in constant currency) and new product launches featuring SPLENDA® Sucralose increased by 30% over the prior year.

The process of reshaping the Group's business is now largely complete. The actions we have taken this year, together with our expansion projects to increase value added production, give us a solid platform from which to grow our business and to improve further the quality of the Group's earnings.



New management structure

Following the Group's reshaping process we have simplified and de-layered the Group's organisational structure. The Group now consists of four distinct business divisions, each reporting to the Chief Executive: Food & Industrial Ingredients, Americas; Food & Industrial Ingredients, Europe; Sucralose; and Sugars. These divisions are supported by our Research and Development team, which also reports to the Chief Executive, and other Central functions.

To drive our business forward, we have appointed new heads for three of the four divisions. Matt Wineinger joined Tate & Lyle in March 2008 and will take over from Lynn Grider as President, Food & Industrial Ingredients, Americas after he retires at the end of June 2008. Matt has worked for a number of major companies in the food sector, most recently as President of Swift & Co's Australian meat division, and before that at Cargill, where he held a number of senior roles in sales and marketing.

Olivier Rigaud, who has worked for Tate & Lyle for 19 years in our European food ingredients business, has been promoted to President, Food & Industrial Ingredients, Europe.

Ian Bacon continues as Chief Executive, Sugars.

Karl Kramer joined Tate & Lyle in April and will become President, Sucralose from 1 June 2008. He joins us from Givaudan, the flavour company, prior to which he worked for the NutraSweet Kelco division of Monsanto.

The four heads of the divisions, together with John Nicholas, Group Finance Director; Robert Gibber, Company Secretary and General Counsel; and Dr Bob Fisher, President, Research and Development, will sit on a new Group Executive Committee, which I will chair. This Committee will replace the existing Group Management Committee.

This is a strong new management team with the appropriate skills, knowledge and experience to drive forward each division and the Group as a whole in the years ahead.

Acquisitions and divestments

We sold three businesses during the year to exit markets where we could not hedge to an acceptable level our exposure to raw material and commodity pricing volatility and regulation.

We completed the sale of our sugar operations in Canada and Mexico on 22 April 2007 and 28 December 2007 respectively, and the sale of five of our European starch plants, including all four that processed wheat, on 1 October 2007. The unprecedented increase in European cereal prices since last summer, up by more than 80% since May 2007 when we announced we were in advanced discussions over the sale of our European starch plants, and the recent decline in the Mexican sugar price following changes introduced by the North American Free Trade Agreement, underline our rationale for selling these businesses.

We strengthened our value added offering during the year through the acquisition of an 80% holding in the German speciality food ingredients group, G.C. HAHN & Co. (Hahn) on 15 June 2007. Hahn has a leadership position in dairy and convenience food stabiliser systems and, when combined with Tate & Lyle's existing products, systems and applications skills, provides our customers with a comprehensive texturant offering.

Major capital investment programme nearing completion

The expansion of our Sagamore corn wet mill in Indiana was commissioned during the year. This increases capacity for a variety of value added starches used by customers in dairy, beverages, baking, snacks and dressings. The expansion of our Loudon, Tennessee, plant, which is adding capacity for value added ingredients, ethanol and substrate for the Bio-PDO™ joint venture with DuPont, was effectively completed at the end of the financial year. Our unique bio-refining joint venture plant continues to operate well and is currently undertaking market-proving activities with sales across several categories, including polymerisation for clothing and carpets, and direct applications in cosmetics, deodorants and as de-icing fluid.

The construction of the new corn wet mill in Fort Dodge, Iowa, and the biomass boiler at the cane sugar refinery in London are progressing satisfactorily and we continue to anticipate that both will be mechanically complete by the end of March 2009. The Fort Dodge plant will produce industrial starches and ethanol. Its completion will enable a reconfiguration of finishing capacities in the USA to optimise production, particularly at the Sagamore plant, which will now focus predominantly on value added food ingredients.

The new Singapore SPLENDA® Sucralose facility was commissioned during the year and we were able to prove the capacity of the plant more smoothly and much earlier than expected.

By March 2009, Tate & Lyle will have completed a four-year programme of major capital investment to support long-term growth. Over the first three years of this programme, capital expenditure totalled more than £500 million above ongoing levels of depreciation. The total investment programme has raised capital expenditure to levels above £250 million in each of these three years. In the year ended 31 March 2008, capital expenditure was £264 million, which was 2.6 times depreciation. To complete the investment programme, the Group's total capital expenditure forecast for the year ending 31 March 2009 is £200 million. Beyond this, we believe that we can adequately invest going forward with capital expenditure running at around 1.25 times depreciation.

International sugar trading

The performance in our international sugar trading operations was very disappointing, more so after the excellent performance in the prior year. This business suffered from a mark-to-market charge for increased freight costs, which were hedged in the first half of the year, and lower trading profits. We have reviewed its activities in light of the changes to our Sugars asset base and the reforms of the EU sugar regime. We have restructured the business and re-focused management priorities to ensure that this year's result is not repeated.

Overview of business performance

The Group's profit before tax, adjusted to exclude exceptional items and amortisation of acquired intangible assets, at £244 million was 11% lower (7% in constant currency) than the prior year. The reduction in profit before tax was more than accounted for by a £9 million operating loss in international sugar trading from a £22 million profit in the prior year, and an £11 million adverse impact from exchange translation.

Food & Industrial Ingredients, Americas, our largest division, representing almost 60% of the Group's adjusted operating profit before central costs, performed strongly achieving a fourth consecutive year of record profits. Operating profit of £186 million increased by 6% (13% in constant currency). Both value added and primary product lines performed well, the latter assisted by firmer by-product prices. We were pleased by the outcome of the 2008 calendar year pricing round, which has resulted in modest margin improvements. As expected, ethanol profits returned to more normal levels reflecting the impact of increased industry production and higher corn costs, following the very strong profits achieved in the prior year.

Food & Industrial Ingredients, Europe saw profits increase by 3% to £41 million (a reduction of 1% in constant currency). This was a pleasing result given the very significant disruption faced by the business during the year as the non-manufacturing operations were completely re-engineered following the sale of five of its starch plants. A strong performance in the first half year was offset in the second half year by significantly higher corn costs. In Europe, the ability to pass increased costs through to customers is limited for those products that have a clear link to the price of sugar, although we were able to pass on more of the increase than we had expected. The initial £8 million profit contribution from Hahn following its acquisition in June 2007 was ahead of our expectations. We continue to work with our partners in the Eaststarch joint venture in Central and Eastern Europe on how we can generate optimal returns for shareholders.

Sugars profits were £24 million, down from £60 million in the prior year. The European sugar refining business was profitable in a market made difficult by the implementation of the EU sugar regime reform. We were delighted with the reaction to our announcement that our UK retail sugars range will move to Fairtrade by the end of 2009, and we are investing in reducing our carbon footprint through a new biomass boiler at the London refinery to help drive efficiency and differentiation of cane sugar. A number of other projects, including cost-saving initiatives by the operations based at our London refinery totalling £7 million on an annualised basis, were delivered during the year. Despite the challenges it faces, our European sugar refining operation remains a good business within an evolving industry and we are increasingly positive for the future once the EU sugar regime reforms are fully implemented in 2010. The molasses business performed strongly, benefiting from a sharp increase in EU animal feed ingredient prices. However, this was insufficient to compensate for the loss of £9 million incurred by international sugar trading, which was especially disappointing when compared with a profit of £22 million in the previous year.

Sales of SPLENDA® Sucralose of £148 million were 1% ahead of the prior year (6% in constant currency). New product launches were some 30% ahead of the prior year. Following the doubling of capacity at the McIntosh, Alabama, facility last year, and the successful commissioning of the Singapore facility this year, we have completed the major expansion projects for sucralose and will need only limited further capital investment in the coming years. Operating profit for the year at £66 million was 7% lower (3% in constant currency) affected by fixed costs from the second plant and also by legal costs of £6 million (2007 – £3 million) incurred in defending against alleged infringement of our patents in the US International Trade Commission (ITC). This case went to trial in February 2008. The proceedings allege infringement of patented sucralose manufacturing technology in respect of sucralose manufactured in China and imported into the USA. So far, seven of the 27 respondents in the ITC matter have been held in default by the judge and are now barred from contesting the case. The judge's initial and non-binding determination is expected in June 2008, leading to a final ruling by the ITC in October 2008.

European sugar regime
Our European sugar business has been operating in a highly competitive market while the EU sugar regime undergoes reform. The target of the reforms is to eliminate 6.0 million tonnes of quota production through a process of voluntary surrender from which full-time cane sugar refiners are excluded. Following amendments to the EU sugar restructuring fund agreed in September 2007, on 8 May 2008, the EU announced that 5.65 million tonnes out of the 6.0 million tonne target had been surrendered. While there is still surplus sugar to be absorbed by the market, the reforms' aim of reducing supply is substantially complete. There will be two reductions in the EU reference price of refined sugar and in raw material costs, which will be implemented in October 2008 and October 2009. However, we expect that market equilibrium will be restored during the second half of our 2009 financial year, which should lead to progressively firmer refining margins. We believe cane sugar refineries have a superior economic model in the post-reform EU market.

Energy
Energy costs for the continuing operations were £150 million, an increase of 2% over the prior year (6% in constant currency). We have covered over half the costs for the 2009 financial year but still anticipate costs will increase by £35 million from higher prices and also higher consumption because of capacity expansion. Rising fossil fuel prices increase the benefits of our investments in biomass boilers under construction in London and Fort Dodge, Iowa.

Safety
Tate & Lyle is committed to providing safe and healthy conditions for its employees, contractors and visitors. The Group has no higher priority than safety and we target continuous improvement to reduce recordable injury and lost-time accident rates to zero in every plant. We measure and report our safety performance in calendar years and, for 2007, most Tate & Lyle locations equalled or improved their 2006 performance, including 15 that reported no lost-time accidents and ten that reported no recordable injuries for the year.

Central costs
A review of central functions across the Group was completed during the year in light of the significant reshaping of the business. Central costs decreased from £35 million to £31 million. This decrease reflects a £1 million reduction in underlying costs. There was a one-off benefit totalling £7 million from insurance and reallocation of costs to the divisions offset by costs relating to the realignment of the Group's management and organisational structure. Our review of central costs realised savings of £3 million in 2008, benefits which should double by 2010.

Conclusion
2008 was a year of considerable activity and progress for Tate & Lyle as we reshaped our business in line with our strategy to build a stronger value added business on a low-cost commodity base. Implementing so much change while also managing the impact of significant movements in global commodity prices and the consequences of the EU sugar regime reforms has only been possible thanks to the dedication, diligence and commitment of our people, for which I would like to express my sincere gratitude.

We expected 2008 to be a year of transition and that proved to be the case. With our strategic reshaping largely complete, our priority is clear – to deliver our longer-term target of a return on net operating assets of 20%. With all that we have achieved this year, and with the new management structure in place, we now have the platform from which that longer-term target can be delivered and we are committed to that goal.

Iain Ferguson CBE
Chief Executive
21 May 2008

Vision, strategy and business objectives

Vision
Tate & Lyle's vision is to create the world's leading renewable ingredients business. We aim to achieve this by building a consistent portfolio of distinctive, profitable, high-value solutions in products and services for our customers.

Strategy
Tate & Lyle is committed to providing long-term value for our shareholders. Our strategy is to build a stronger value added business on a low-cost commodity base. To deliver growth, we focus on five key business objectives.

Business objectives
Serve our customers
Delivering excellent customer service is at the core of everything we do. Our aim is to be the partner of choice in our customers' innovation processes and to help them develop more successful consumer products. Throughout our business we have set up cross-functional teams to work with our customers to provide consumer and customer insights and to support them in looking for new product innovation opportunities.

Operate efficiently and safely
We aim to be the lowest-cost and most efficient producer in all our markets. Through our expertise in high-volume process management, our focus on technical and manufacturing excellence and the efficient use of services such as logistics and utilities, we are continually working to improve the efficiency of our operations. We also strive to ensure that there are safe and healthy conditions for everyone at our sites.

Invest in acquisitions and partnerships
We continually evaluate acquisition opportunities that would add strategic value by enabling us to enter new markets or add products, technologies and knowledge more efficiently than we could organically. We also aim to grow our business by forming joint ventures and partnerships to develop and distribute new products, and to enhance the capabilities of our existing ingredient portfolio. Using alliances and joint ventures can be an efficient way to lower our cost of investing in new areas and markets, and help secure access to new and complementary technology and expertise.

Invest in technology and people
We are investing in our research and development capabilities to help us develop innovative solutions that meet our customers' product challenges. We are also complementing our own capabilities through business and technology partnerships, university collaborations and investments in start-up companies. To develop talent, improve leadership and help our employees succeed, we operate various programmes designed to ensure we have the right skills at all levels to grow our business.

Grow the contribution from value added products
We are committed to continuing to grow the contribution from our value added products. Value added ingredients utilise technology or intellectual property enabling our customers to produce distinctive products and Tate & Lyle to obtain a price premium and/or sustainable higher margins.

This section shows how we use raw materials to create endless possibilities for our customers.

It all starts here



What we do

Through our production facilities around the world we turn raw materials – corn or cane sugar – into quality ingredients used by millions of people every day. This diagram explains how.

Sustainable sourcing

Ensuring we have a long-term, reliable supply of corn and cane sugar for our plants is essential. This involves developing long-term, mutually beneficial relationships with growers, farmers and other commercial partners to secure supply, understanding commodity markets, and hedging costs where feasible.

Creating volume

To create the hundreds of quality ingredients our customers want, we begin by processing large volumes of raw materials from which we create basic products that are either sold on or used as the starting point for developing speciality ingredients and branded goods. Creating this volume and operating large-scale, efficient plants, allow us to keep unit costs low across the business.



Sagamore plant, Indiana, USA

Preserving value

Generating optimal returns from large-scale commodity manufacturing requires firm cost and risk control. This involves careful management of any commodity exposure, negotiating the right price for our ingredients, and providing our customers with quality products, within specification, on time, first time.

Adding value

Rapidly changing lifestyles are causing consumers to demand more from the products they buy – be they good food on-the-go or natural cosmetics. Our expertise in carbohydrate processing and blending, specialist R&D knowledge and insights into the market give us an edge in developing ingredients that help add taste, nutrition and increased functionality to our customers' products.

Going to market

We provide customers in four key markets with quality services and ingredients made from corn or cane sugar, which impart functionality that is vital for our customers' products. Generating returns and growing our business requires carefully managing the product mix. This involves maintaining a high-volume, low-cost commodity base to help produce our higher-margin, value added ingredients and services.



People

Running a diverse business like Tate & Lyle, which develops, manufactures and sells a huge variety of products and services to customers in different markets across the world, relies on a team of highly skilled, motivated people from a wide range of disciplines.

External environment and risk factors

Every business needs to be responsive to its competitive and regulatory environments. Understanding the issues that could have an impact on our business is vital for good risk management and long-term commercial success.



Sustainable sourcing

Ensuring we have a long-term, reliable supply of corn and cane sugar for our plants is essential. This involves developing long-term, mutually beneficial relationships with growers, farmers and other commercial partners to secure supply, understanding commodity markets, and hedging costs where feasible.

From farm to factory

Providing an efficient, high-quality service at our elevators helps us build strong, long-term relationships with our corn suppliers. In the USA, at harvest time, due to the high volumes, corn is delivered initially to the elevators then sent on to our plants by river barge, rail car, or truck; during the rest of the year corn may also be delivered direct to the plants.



Wapella corn elevator at dusk, Illinois, USA

Tate & Lyle was founded in the UK in 1921 but its roots can be traced back to a number of companies established in the middle of the 19th century focused on sugars in Europe, and corn milling in the USA and Europe. Tate & Lyle has been purchasing corn from US farmers and cane sugar from a variety of countries for over a century. Making sure we have high-quality raw materials at the right price is the starting point for how we do business.

Corn

Tate & Lyle purchases two types of corn: dent and waxy. Dent corn is the most common crop and is used to make high fructose corn syrup, food starch, alcohol and animal feed. Waxy corn has to be contracted direct from the farmer and has special functionality that makes it ideal for creating stabilisers, thickeners and emulsifiers for the food industry. It is also used in adhesives and gums for the paper industry.

USA

Running our plants 24 hours a day relies on good management of the corn supply chain. We own a network of elevators (silos) that is responsible for purchasing millions of bushels of corn every year for our plants from farmer-owned co-operatives, family-owned grain companies and farmer producers. Corn purchase contracts may be negotiated with corn suppliers for delivery the same day, or in some cases delivery price and terms may be for delivery up to 18 months forward. Tate & Lyle has recently added corn storage and unloading capacity at our processing plants and country elevator network to better service our suppliers.

Europe

Our European business has three wholly owned plants, with another five in Central and Eastern Europe as part of our joint venture, Eaststarch. Due to the sweetener quota system in Europe and other factors such as transport infrastructure, our plants primarily serve local markets and are therefore significantly smaller than our US plants, processing in total just over two million tonnes of corn per year. We purchase dent corn locally where possible, and commission waxy corn direct from European farmers for speciality food starch production at our plant in The Netherlands.







> In terms of size and scale, this is the biggest ever Fairtrade switch by a UK company and it's tremendous this iconic UK brand is backing Fairtrade.

Harriet Lamb, Executive Director, Fairtrade Foundation



> Fairtrade is like a door to a great opportunity within our community: it can help us build schools, health centres, clinics and much more. For us, Fairtrade is a new beginning.

Giovanni Loria, Chairman of Corozal (district), Belize Sugar Cane Farmers' Association

> Fairtrade has become increasingly visible on the high street and this will only strengthen its presence up and down the country – ultimately guaranteeing more farmers a fair price.

David McCullough, Trading Director, Oxfam


TATE LYLE
Granulated
1kg

Just good business

Tate & Lyle's UK retail sugar business goes Fairtrade.

Our decision to move our entire range of UK retail cane sugars involved two years of planning and working in partnership with the Fairtrade Foundation to help cane farmers in Belize to meet Fairtrade standards. This involved working with over 6,000 smallholder farmers represented by the Belize Sugar Cane Farmers' Association, and with Belize Sugar Industries, the sole sugar processor in the country.

Over the years, these farming communities in Belize have been affected by higher input prices and changes in the EU market, not to mention natural disasters. Now, every time a customer buys a pack of Tate & Lyle Fairtrade cane sugar, the farmers will benefit from our commitment. In the first year alone, our move to Fairtrade will create an additional return of at least £2 million in premiums for these communities. This money will be invested collectively by farmers who decide democratically how to use it, overseen by an elected committee.

Cane sugar
Tate & Lyle produces over 1.3 million tonnes of cane sugar per year from our two refineries in Europe, and processes over a million tonnes of sugar cane at our factory in Vietnam. While our Vietnamese operation sources from local growers, our European business secures supply from African, Caribbean and Pacific countries and least-developed countries under the EU sugar regime. These suppliers have preferential access to the European sugar market under various agreements with the EU. Reform of the EU sugar regime and resulting price cuts are affecting the whole of the supply chain, including the growers. This means that maintaining strong working relationships with our suppliers is increasingly important to improve the profitability of the industry for all stakeholders and to ensure we can continue to source the cane sugar we need for our refineries.

Good relationships are based on open dialogue and ensuring that our refineries remain attractive destinations for suppliers. This means investing in our plants both to expand our business and increase efficiency. One example from our UK refinery is the installation of new cranes. In 2007, our unloading equipment, which, over 20 years, had lifted some 18 million tonnes of raw sugar from vessels from across the world, was replaced with new cranes, which will significantly increase reliability and prepare us for future opportunities for expanding output at the refinery.

As well as refining sugar, our international sugar trading operation purchases and trades sugar in markets across the world.

Ensuring a fair price through Fairtrade
In February 2008, we announced our decision to convert all UK retail cane sugar to Fairtrade by the end of 2009, the largest ever switch to the ethical labelling scheme by any major UK food or drink brand. The first product licensed to carry the Fairtrade mark is Tate & Lyle Granulated White Cane Sugar. Tate & Lyle's first accredited grower-partner is Belize, from whom we have purchased sugar for over 35 years. This commitment will help small-scale sugar cane farmers in Belize to improve their livelihoods, and the Fairtrade premium they receive from us will be invested to develop sustainable communities.



“During regular visits to our cane sugar suppliers, we listen to what's important to them. It could be that they are concerned about changes to EU legislation, or perhaps they have a production or logistical constraint. Whatever the issue, we always aim to find suitable solutions, which can sometimes be found from other parts of the business. In doing this and by promoting responsible trade, we not only forge close partnerships, but also maintain the integrity of our cane sugar supply chain.”

Gavin Wakley,
Raw Materials Purchasing Director, Sugars

Creating volume

To create the hundreds of quality ingredients our customers want, we begin by processing large volumes of raw materials from which we create basic products that are either sold on or used as the starting point for developing specialty ingredients and branded goods. Creating this volume and operating large-scale, efficient plants, allow us to keep unit costs low across the business.



Corn elevator at the Decatur plant, Illinois, USA



Fort Dodge
(under construction)
Sagamore
Lafayette
Decatur
US cornbelt
Loudon
Corn processing plants
Corn elevators (as at 31 March 2008)

US corn plants and elevators

Our four major corn wet mills in the USA are strategically located in prime corn growing areas or near key markets. These plants process around 2% of the US corn crop every year. We are also constructing a new corn wet mill in Fort Dodge, Iowa, which is due to be completed by March 2009, our first in the western corn belt.

Tate & Lyle operates over 50 production facilities mainly in the USA, Europe and South East Asia. Tate & Lyle is the largest cane sugar refiner in Europe, and in the USA, our corn milling plants process some 2% of the annual corn crop.

Investing in capacity

To grow our business to meet the increasing demands of customers as they respond to consumer needs, we are investing in capacity, both by expanding existing plants and by building new plants. By March 2009, we will have completed a major four-year programme of capital investment to support long-term growth. Over the first three years of this programme, capital expenditure totalled more than £500 million above ongoing levels of depreciation.

We have recently expanded our US ingredient manufacturing facilities in Loudon, Tennessee, and Sagamore, Indiana. We have also doubled capacity at our US SPLENDA® Sucralose plant in McIntosh, Alabama, and have started up our new SPLENDA® Sucralose facility in Singapore.

We are constructing a new corn wet mill in Fort Dodge, Iowa, which is due to be completed by March 2009. This plant will produce industrial starch and ethanol. It will free up capacity at our Sagamore, Indiana, plant, which is currently used for producing industrial starches, to make value added food ingredients.

Manufacturing efficiency

Operating our plants efficiently and safely at high volumes requires reliable and up-to-date manufacturing processes. We have a highly qualified team of engineers who ensure that our plants function effectively and efficiently. Our engineers are actively involved in the manufacturing line, and use a number of sophisticated computer-based process tools to track and model data to help identify opportunities for production efficiencies such as improving yields, saving energy or minimising waste.

When new products or processes have been developed, our team of engineers ensures that these are incorporated into our existing facilities quickly and efficiently, with minimum interruption to production.

Meeting demand for growth

Tate & Lyle acquired the SPLENDA® Sucralose manufacturing business in 2004, consisting of one plant in McIntosh, Alabama. To enable us to grow this business, our major customers needed the security of supply afforded by a second facility. Therefore, we built a new facility in Singapore, which was completed in 2007. This facility makes a new granulated form of SPLENDA® Sucralose, specially developed for food customers. This incorporated new technology, developed by our engineering team, and required recruiting around 40 Singaporeans who were trained at our McIntosh, Alabama, plant. Sharing engineering expertise helps us to continue to develop the world's most efficient methods for manufacturing quality sucralose on a commercial scale while meeting rigorous purity and hygiene standards.



A training session at our SPLENDA® Sucralose facility, McIntosh, Alabama, USA

Researching new technologies
Our research and technology team is dedicated to developing the latest engineering technologies, both for our existing plants and for new builds.

Our new plant in Fort Dodge, Iowa, is being constructed using new proprietary technology that will increase starch yields and reduce energy consumption per unit. This energy conservation technology, which will use a renewable energy source rather than fossil fuels, is also being introduced in one of our oldest plants – our UK cane sugar refinery in London – and will be operational by March 2009 (see page 22).

Tate & Lyle Process Technology
As part of our Sugars business, we have a specialist team, Tate & Lyle Process Technology, which provides support services, process engineering and design expertise to the sugar cane industry worldwide. At any one time, the team is working on around 20 projects, which range from engineering feasibility studies to full refinery design. Recent projects include designing new processes for customers in the Far East and India, designing and assisting with the commissioning of a large cane sugar refinery in Egypt and a liquid sugar plant in Israel, and similar, smaller projects in Mexico, Central and South America.

Protecting our technical expertise
To support our businesses and protect our competitive advantage, we maintain a significant number of patents. Much of the product innovation and development work we do results in patentable or proprietary new technology. We monitor market developments closely to identify any potential violations of our patents and intellectual property and take appropriate legal action where considered necessary.



Clockwise from top:
Sagamore plant, Indiana, USA
Lafayette plant, Indiana, USA
Thames Refinery, London, UK
Decatur plant, Illinois, USA

Preserving value

Generating optimal returns from large-scale commodity manufacturing requires firm cost and risk control. This involves careful management of any commodity exposure, negotiating the right price for our ingredients and providing our customers with quality products, within specification, on time, first time.

Nothing is wasted

Tate & Lyle uses every part of the corn kernel; nothing is wasted. Corn is broken down into 57% corn starch (used to make food and industrial ingredients); 22% corn gluten feed (made from the hull and fibre and used in cattle feed); 4% corn gluten meal (extracted from the endosperm and used in aquaculture feed and pet food); 3% corn oil (made from the germ and used by the food industry); and the remaining 14% is water.


Hull and fibre
Endosperm
Starch
Starch and gluten
Germ

Getting the most out of raw materials is essential to keeping unit costs low. This can be done by increasing yields through innovative manufacturing and by ensuring that nothing is wasted in the manufacturing process.

Process efficiency
Tate & Lyle has recently developed patented, proprietary process technology, known as CORNBELT®, which will enable our newest plant (a corn wet mill in Fort Dodge, Iowa) and our expanded plant at Loudon, Tennessee, to produce corn starch and ethanol more efficiently than using traditional corn wet milling techniques. CORNBELT® increases starch yields and at the same time reduces per unit energy consumption.

We have also used similar technology to develop a £20 million biomass boiler at our UK cane sugar refinery, which will be operational by March 2009. This will not only reduce the carbon footprint of our UK refinery by 25% but will also cut manufacturing costs significantly by replacing 70% of the plant's fossil fuel use with a renewable energy source.

Using every part of the raw material
In our production processes, nothing is wasted. In sugar refining, molasses (a by-product of the refining process) is sold as animal feed or used as a raw material for fermentation-based ingredients like citric acid and alcohol. We also capitalise on our expertise in molasses storage and distribution to sell these services commercially.

Likewise, in corn processing, every part of the kernel is valuable, and selling on those parts we do not use ourselves helps manage the net cost of corn. Corn gluten feed is sold to the beef and dairy industries, corn gluten meal to aquaculture and pet food customers, and corn oil to the food industry.

We also sell some of the more unexpected by-products of ingredient manufacturing on a very small scale. We generate enough steam from our cane sugar refining business in the UK to generate and sell electricity back to the National Grid, and in the USA, we sell raw carbon dioxide gas, a by-product of ethanol production, to be made into carbonated gas for soft drinks and dry ice.








Ensuring quality
Because Tate & Lyle's ingredients enter the food chain in consumer products, stringent quality standards are enforced at every site. Quality assurance also reduces waste (and costs) and fosters good customer relations. Every Tate & Lyle manufacturing facility has to comply with Group minimum standards, which include third-party validation of food safety and quality systems, and sites are benchmarked against each other and ranked in annual quality awards.

Negotiating prices and volumes
Selling corn-based commodity products in both the USA and Europe is usually done through annual pricing rounds. These involve a series of face-to-face meetings with key customers, held over a number of months, where prices for products like high fructose corn syrup, or charges for toll production are negotiated for the next 12 months or on a multi-year basis at an agreed volume. The majority of our commodity ingredients, both food and industrial, are sold through this mechanism, with only a small amount sold on a spot (or ad hoc) basis.

The pricing rounds are highly commercial and it is the responsibility of our sales teams to ensure that we get the best price for our products, while remaining competitive against other ingredient suppliers who may sell the same ingredient or substitute products.

In the USA, as soon as a customer order is agreed, if we do not hold actual corn in storage, we manage the risk of changing corn prices by hedging corn costs on the Chicago Mercantile Exchange.

In Europe, a smaller market for us than the USA, there is no liquid corn futures market, which means we cannot hedge the full corn price cost as we can in the USA. It is not possible to use hedging procedures to lock in the majority of by-product revenues in either Europe or the USA. Our European sugars business is also different because the cost of purchasing cane sugar and the final selling price of the finished product are largely determined by the EU sugar regime.

Logistics
Our logistics teams are responsible for warehousing, freight costs and customer service. All of our businesses measure service delivery performance against the same metric: 'on time, in full, no invoice errors'. We work closely with carriers to achieve the highest standards while controlling freight costs. Our largest logistics hub is based in Lafayette, Indiana, which is broadly central to all our US plants. This facility enables us to send mixed loads to customers who buy across our product range and so create cost savings.

Raw material hedging

In the USA, Tate & Lyle uses hedging procedures to protect against price changes in purchased corn. This involves entering into a futures contract at the Chicago Mercantile Exchange (CME) whenever we take an order from a customer, which means we can buy corn at a specific price at a set date in the future, allowing us to budget without considering fluctuating corn prices. CME contracts offer the opportunity to establish raw material values as quoted today for periods up to two years in advance.



Greg Hibner, Manager Co-Product Sales, corn trading desk, Decatur, Illinois, USA

Understanding consumers

Canvassing consumers' views helps us to develop new, relevant products and services for our customers. For example, a report by the US Department of Agriculture found that only 21.4% of US consumers eat enough fibre each day. So we undertook a study to find out what US consumers thought about fibre and its incorporation into their diet.

How acceptable do you find the use of fibre in food or drink products? **(very/somewhat acceptable)[1]**	**76%**
Percentage of adults who said fibre is 'useful in helping to maintain or control your weight'.[1]	**52%**

[1] Source: Illuminas



Adding value

Rapidly changing lifestyles are causing consumers to demand more from the products they buy – be they good food on-the-go or natural cosmetics. Our expertise in carbohydrate processing and blending, specialist R&D knowledge and insights into the market give us an edge in developing ingredients that help add taste, nutrition and increased functionality to our customers' products.

Our high-volume commodity base allows us to run our plants efficiently and so produce a low-cost substrate we can then use to make more speciality, higher-margin products for both food and industrial customers. These products, some of which are branded, add value through the fact that they are either proprietary to Tate & Lyle, have greater functionality than alternatives or come with an additional service for the customer.

Consumer insights

At the heart of our customer approach is the use of market research to understand the consumer (our customers' customer), the markets we operate in and our customers' needs. In 2005, we were one of the first food ingredients companies to go direct to the consumer to understand for ourselves what drives purchasing habits, and what consumers might look for in future products. We use this to drive our own product development, to differentiate ourselves from our competitors and, importantly, to give our customers an advantage by working with Tate & Lyle.

Each year we run a programme of studies to canvass the views of consumers in Europe, the Americas and Asia. We typically use basic attitudinal research (such as focus groups) as a starting point, then complete the programme with a detailed quantitative study (such as an internet survey). Our most recent US survey totalled more than 4,000 consumers, across a spectrum of ages and social groups. In the last year, we focused our efforts on consumer attitudes towards dietary fibre and no-calorie sweeteners in response to the growing market for health and wellness products. Due to this interest, development work for customers can include information on nutritional labelling and product positioning. Tate & Lyle's research and development (R&D), marketing and regulatory teams work together to provide insights from consumer research, input on labelling regulations and detailed technical assistance on meeting specific product claims.

Research and development

We have over 280 people in our R&D team worldwide working to develop innovative ingredients from renewable resources. Our R&D network includes facilities around the world (see pages 38 and 39), and is headquartered in our largest US facility, Decatur, Illinois. Most recently, we have opened satellite laboratories in China, India and Australia to support our sales effort, while in Europe we have established a wellness and nutrition centre in Lille, France, which includes laboratories and pilot plant facilities for customers.

Market drivers

The key driver of growth for our business is value added food ingredients. In this market we operate primarily within three categories: sweeteners, texturants, and wellness ingredients. In 2007, the addressable global market in these categories was estimated to be worth £6.1 billion, and is forecast to grow at a compound average annual rate of 4.3% to £7.2 billion in 2011.

Global value added food ingredients market
Addressable market size £bn


6.1
6.4
6.6
7.0
7.2
1.2
1.4
1.5
1.7
1.8
3.2
3.3
3.4
3.5
3.6
2007
2008
2009
2010
2011

- Texturants
- Sweeteners
- Wellness

Sources: Leatherhead Food Ingredients Report 2005, SRI Flavours Report 2004, SRI Nutraceuticals Report 2007, Company estimates

Our in-house research and development capability is organised into three primary groups: product development, technology, and customer solutions. Product development is divided into sweeteners, wellness, texturants and bio-materials. This group focuses on developing new and improving existing products. The technology group covers process engineering, analytical and carbohydrate chemistry, and biochemicals. Its role is to determine how to create, analyse and manufacture ingredients. The customer solutions group includes applications and technical service teams. The applications teams develop prototypes for customers using our ingredients, while the technical services teams work directly with our customers to incorporate our ingredients into their products.

Research partnerships
To give us fresh ideas and insights into the market, we develop partnerships with the external research community.

In 2006, we announced that we would be making a £4.5 million contribution over five years to King's College London to set up a new centre for research into the link between nutrition and health. The Tate & Lyle Health Research Centre focuses on gastrointestinal health, carbohydrate metabolism, and medical conditions such as obesity, diabetes and cardiovascular disorders. This partnership will allow us to share knowledge and ultimately bring new products and technologies to market. We have also established a Research Advisory Group comprising a panel of six international industry and academic experts, chaired by Dr Barry Zoumas, which reviews our research and development portfolio and provides insight into how leading-edge technologies could apply to future developments.

In 2006, we launched our venture capital fund, Tate & Lyle Ventures, which invests in high-growth companies that specialise in renewable ingredients, food technologies, renewable resources (such as biomaterials and biofuels) and industrial processing technologies. In the past 12 months, it invested in Allylix (natural flavour and fragrance production), Aquapharm (marine-based nutrients), and BioFilm Ltd (edible film used in medicines and personal care products).

Target R&D spend


Tate & Lyle Ventures 2%
Leadership building research 20%
Process improvement 11%
External alliances 17%
Application/product development 50%

Investment in R&D
Most of our spend is on internal capabilities – fundamental research, product development and process improvement. The remainder is spent on developing relationships with the external research community, through our venture fund and alliances with key academic institutions. Our target is to spend 4% to 5% of value added turnover on R&D. In the year ended 31 March 2008, we spent US$64 million (£32 million) on R&D.

Blending and speciality ingredients businesses
In certain geographies where there is growth potential in the food ingredients market, we have taken the opportunity to invest in blending and speciality ingredients businesses. These businesses open up new avenues for selling ingredients through their relationships with small to medium-sized customers and their expertise in specific areas such as the dairy industry, gums and custom formulations. These businesses, based in South Africa, Germany, Italy and North America, source ingredients and develop solutions from them for customers. Their specialist knowledge supplements our existing in-house R&D capability.








These businesses often act as an R&D team for small to medium-sized customers and, by building close working relationships, often become trusted development partners.

Commercial partnerships
One way of growing our business is to form joint ventures or partnerships to develop and distribute new products, and to enhance the capabilities of our existing portfolio of ingredients. Using alliances and joint ventures can be an efficient way to lower our cost of investing in new areas and markets, and to help secure access to new and complementary technology and expertise. Examples include our partnership with McNeil Nutritionals (a Johnson & Johnson company) on SPLENDA® Sucralose, and with DuPont on Bio-PDO™.

Translating science into business results

Dr Bob Fisher, President, Research and Development



What's the purpose of research and development (R&D)? Good R&D is not just about pure innovation, it's about translating science into business results by developing ingredients that have benefits that customers will pay for. Customers always look to control costs – particularly in the current inflationary environment – but our aim is that price is determined 'per unit of functionality' rather than per gram of product. That's the driver behind our value added strategy.

What's driving change in the food industry? Food is no longer considered just fuel, it's a lifestyle choice, and consumers are increasingly interested in health issues. Both ingredient functionality and product claims have to become more sophisticated, while the need to test the veracity of product claims brings a new dimension to food ingredient development. It's fair to say that the science has become more complex: not so long ago products were 'fat-free'; now consumers want products to help sustain energy levels, feel fuller for longer, or improve gut health, for example.

How is Tate & Lyle responding? Traditionally in our industry only technical service and application scientists were customer facing. At Tate & Lyle we have responded by restructuring our R&D team to get our 'bench-top' scientists closer to customers. In part this has been driven by the increased interest of customers in the molecular functionality of ingredients, for example looking at how ingredients are metabolised in the body.

In our R&D teams, it's no longer enough to be a scientist: you need to be a technical business person; you need to turn science into a consumer benefit quickly; and importantly, you need to understand what customers are prepared to pay for.



Going to market

We provide customers in four key markets with quality services and ingredients made from corn or cane sugar, which impart functionality that is vital for our customers' products. Generating returns and growing our business requires carefully managing the product mix. This involves maintaining a high-volume, low-cost commodity base to help produce our higher-margin, value added ingredients and services.

A brand at work

In the last year, 65%[1] of US households purchased a product displaying the SPLENDA® logo on its packaging. The most popular product category was yoghurt, purchased by over a quarter of US households. Tabletop sweeteners and juice drinks were the second and third most popular categories.



65%

[1] Approximately 75 million households

Source: IRI Consumer Network™ (52 weeks ending 27 January 2008)

Food and beverage

The global food and beverage ingredient market is currently worth US$30 billion and is growing at a rate of 3.1% per year. We count the vast majority of the world's top 100 food and beverage companies as our customers. Food and beverage is Tate & Lyle's largest market, with sugars and food ingredients contributing over three-quarters of Group operating profit. Key drivers in this market are the need for convenience and an interest in healthy eating, as people live longer, busier lives. The development of emerging economies, like Brazil, India and China, is also fuelling the growth in demand for food ingredients in general.

Industrial

Industrial ingredients represent a potential area of growth for Tate & Lyle as the trend towards greener living and the replacement of petrochemicals stimulates demand for ingredients made from renewable sources. Traditional industrial markets for Tate & Lyle have included paper and board (starches), fuels (ethanol) and household goods (acidulants). New markets for us include oil-well drilling (biogums), textiles and plastics (Bio-PDO™). We are also in the early stages of developing other biomaterials. This market has great potential since annual demand for petrochemical-derived plastics alone exceeds US$245 billion.

Animal feed

Rising cereal prices have seen this market become increasingly topical, and have fuelled demand for molasses in Europe and corn gluten meal and corn gluten feed in both Europe and the USA. Tate & Lyle serves this market because the by-products of our key production processes are sold as nourishing feed ingredients for livestock, fish and pet foods. This is important because selling on these products helps us manage the net cost of our raw materials.

Pharmaceutical and personal care

A nascent market for Tate & Lyle, pharmaceutical and personal care is one we expect will grow in the future although remaining relatively small. At the moment, we sell two value added ingredients into this market: Zemea™ (cosmetics and creams) through our joint venture DuPont Tate & Lyle BioProducts, and SPLENDA® Sucralose (to sweeten medicines without adding calories).


Food
105 foolproof recipes
STARS

Food and beverage



Market/ consumer trends	▪ Health and wellness - digestive health and immunity - weight management - children's health/development - heart health	▪ Convenience ▪ Indulgence ▪ Clean label/ natural/organics	▪ Sustainability/ethical sourcing ▪ Portion/calorie control ▪ Home baking (sugars)
Customer trends	▪ Rising cost consciousness - increasing raw material prices - rise of private label (own-label) - cost-effective ways of delivering nutritional benefits	▪ Increasing pressure for high quality from suppliers ▪ Supply chain ethics	▪ Dealing with a changing regulatory environment ▪ Traceability
Types of customer	▪ Manufacturers (branded and contract) - beverage - dairy - bakery - snack food/convenience - confectionery	▪ Retailers ▪ Food service operators	
Examples of branded or value added ingredients	▪ PROMITOR™ dietary fibres ▪ KRYSTAR® crystalline fructose ▪ STA-Lite® polydextrose ▪ SPLENDA® Sucralose ▪ Value added starches, e.g. STA-Slim™, TENDERJEL®, Merigel, Resistamyl and FREEZIST® ▪ Food stabilising systems, e.g. Hamulsion® and Frimulsion®	Retail brands: ▪ Lyle's Golden Syrup ▪ Branded retail sugars - Tate & Lyle/Tate & Lyle Fairtrade (UK) - Sidul/Sores (Portugal)	Services: ▪ CREATE® – innovations in shape, structure, taste and texture ▪ OPTIMIZE® – maximising efficiency and value ▪ REBALANCE® – reformulating to lower-fat, lower-sugar and lower-calorie positions ▪ ENRICH® – enhancing nutritional benefits of foods and beverages
Examples of high-volume commodity products and by-products	▪ High fructose corn syrup ▪ Corn syrup/glucose	▪ Citric acid ▪ Pearl starch	▪ Corn oil ▪ Industrial sugars





PROMITOR™ fibres



HFCS/isoglucose



SPLENDA®



Industrial



- Increased awareness of green issues/environmental footprint
- Replacement of plastics/ petrochemicals

- Increased awareness of petrochemical vs. renewable options
- Rising cost consciousness (increasing raw material prices)

- Manufacturers
  - paper
  - detergent
  - packaging/ plastics
  - adhesives
  - de-icing
  - textiles
  - building products
- Oil-well drilling
- Fuel suppliers

- ETHYLEX® paper starch
- STA-LOK® cationic starches
- STADEX® dextrin
- STARPOL® water soluble polymers
- StaZan X™ industrial xanthan gums
- Susterra™ industrial grade Bio-PDO™

- Pearl starches
- Ethanol
- Citric acid



Animal feed



- High nutrient digestibility/ nutrient efficiency
- Animal health

- Rising cereal costs (global) putting pressure on feed costs

- Producers
  - dairy
  - beef
  - pig
  - poultry
  - aquaculture
  - pet

- Molasses
- Corn gluten feed
- Corn gluten meal



Corn gluten feed

Personal care and pharmaceuticals

- Replacement of petrochemicals/ preference for 'natural' products

- Pricing awareness but willingness to pay for functionality
- Natural product claims (personal care)

- Manufacturers
  - cosmetics and personal care (hand creams, deodorants)
  - over-the-counter (OTC) pharmaceuticals

- Zemea™ personal care grade Bio-PDO™
- SPLENDA® Sucralose

- Corn syrup/glucose
- Sugar



Bio-PDO™

People

Running a diverse business like Tate & Lyle, which develops, manufactures and sells a huge variety of products and services to customers in different markets across the world, relies on a team of highly skilled, motivated people from a wide range of disciplines.

Working across the world

The pie chart below shows the split of employees between our four divisions.[1]


Sucralose
4%
Food & Industrial
Ingredients, Americas
39%
Sugars
22%
Food & Industrial
Ingredients, Europe
35%

[1] For the continuing operations as at 31 March 2008

At 31 March 2008, Tate & Lyle employed 6,488 people in its subsidiaries and joint ventures. Our workforce encompasses a broad range of skills and experience in areas such as food science, sales and marketing, engineering and business support services.

Talent management
It is a key objective for the Group to attract and retain top-quality recruits, and to ensure that our employees develop and grow in their roles and meet new challenges as their careers progress. To help achieve these objectives, we have developed and are implementing 'The Tate & Lyle People Strategy'. This consists of four main components:

- **Behaviours for Success** – these encourage our people to display strong leadership at all stages of seniority by exhibiting identified key characteristics and behaviours we need for success, such as a focus on excellent customer service.
- **Talent Management** – a system which addresses key business issues such as succession planning and filling development gaps to ensure we have the right skills to grow the Group at all levels.
- **Leadership Curriculum** – this provides opportunities for all managers across the Group to improve their skills and expand their knowledge through a number of tailored programmes, seminars and courses.
- **Graduate Development** – a Group-wide graduate recruitment and development programme to attract and develop top talent and prepare them for key roles across the Group.

Our remuneration policies are designed to attract, retain and reward employees of the highest calibre and experience to help execute the Group's strategy.


"Working with talented people across diverse business functions – from R&D to logistics – both in the USA and internationally, is stimulating and hugely rewarding."
Mark Wenda, Vice President Sales and Marketing, Sweeteners, Americas
Decatur, USA
Year started: 1991
TATE & LYLE
"Due to our network of plants worldwide, opportunities exist within Tate & Lyle to develop professionally and gain experience across a range of engineering and science-related disciplines."
Marvin Wiederhold, Operations Manager, Sagamore, USA
Year started: 1990
SUGAR
TEST IN PROGRESS
Michelle
"Since joining as a graduate, support from peers and encouragement to take on responsibility has meant that my career has developed significantly in just five years."
Michelle Kozora, Food Scientist, Technical Services, Decatur, USA
Year started: 2003
"Promotion through the ranks from window clerk 12 years ago, means I have a solid understanding of how distribution fits our strategy and adds value to the business."
Gary Copeland, Industrial Distribution Manager, Sugars, London, UK
Year started: 1996

External environment and risk factors

Every business needs to be responsive to its competitive and regulatory environments. Understanding the issues that could have an impact on our business is vital for good risk management and long-term commercial success.

External environment

Competition

The starch industry is concentrated around a small number of large participants who operate in many different application areas, including food, beverage, paper and pharmaceuticals. The USA accounts for over half of global starch production. Our main competitors in the USA for corn wet milling and starch-based products are Archer Daniels Midland Company, Corn Products International and Cargill. National Starch (part of Akzo Nobel N.V.) is another significant competitor in the USA, particularly in relation to some higher-value modified food and industrial starches, as is Penford Corporation in the North American paper starch industry. In Europe, our main competitors in the starch industry are Cargill, Syral (part of Tereos) and Roquette Frères.

Competition for our European sugar business comes mainly from British Sugar (a subsidiary of Associated British Foods plc), Südzucker, Nordzucker and Tereos. The main competitors for our global food ingredients business are Cargill, Danisco, Kerry and National Starch.

Governmental regulation

Some of the markets in which Tate & Lyle operates are subject to significant influence from legislation or regulation. The main regulatory development related to the reform of the EU sugar regime. More information on the impact of this reform on the Group is given in the Chief Executive's review on page 9 and in the operating and financial review on pages 41 to 56.

Risk factors

Tate & Lyle may be affected by a number of risks, not all of which are within our control. Outlined on pages 35 and 36 is a description of some of the risk factors that may affect our business and share price. Other factors besides those listed below may also adversely affect the Group. The process Tate & Lyle has in place for managing these risks is described in the corporate governance report on page 66.

There are inherent risks and uncertainties behind all the forward-looking statements contained in this annual report, which could have a material impact on future results. Along with those discussed in the operating and financial review, the following section contains our perception of particular important risks and uncertainties facing the Group. These risks could have a material adverse effect on our business. Our overall success as a global business depends, in part, upon our ability to succeed in different economic, social and political environments and to manage and to mitigate these risks.

Failure to act safely could have a detrimental impact on Tate & Lyle's operations
The safety of our employees, contractors, suppliers, the communities in which we operate and the consumers of our products, is of paramount importance for Tate & Lyle. Around the world, the Group is subject to laws, regulations, rules and ordinances relating to health, safety and the environment, including pollution. The Group recognises the negative impacts that could arise from a major safety or environmental incident, which include:

- fines or penalties for breach of safety laws;
- interruptions in operations or loss of licence to operate;
- liability payments and costs to employees or third parties arising from injury or damage; and
- damage to reputation.

Our success depends upon our employees and the recruitment and retention of key personnel
Central to the success of Tate & Lyle's growth strategy is the performance, knowledge and skill-sets of our employees around the world. We recognise the need to attract, integrate and retain the talent required to fulfil our ambitions and understand the negative impact on results that could arise from an inability to retain key knowledge and adequately plan succession.

Non-compliance with legislation can lead to financial and reputational damage
The Group is aware of the importance of complying with all applicable legislation affecting its business activities and of the potential damage to reputation and financial impact that can result from any breach.

Fluctuations in prices and availability of raw material, energy, freight and other operating inputs may affect our margins
All of our finished products are derived from renewable agricultural raw materials. All of these materials are subject to fluctuations in price due to factors such as harvest and weather conditions, crop disease, crop yields, alternative crops and by-product values. Energy usage in our production facilities represents one of our main production costs. In some cases, due to the basis for pricing in our sales contracts, or due to competitive markets, we may not be able to pass on to our customers the full amount of raw material price increases or higher energy, freight or other operating costs and this could reduce our profitability.

Tate & Lyle relies on the continued safe operation and the sufficiency of our geographically dispersed manufacturing facilities
The Group's revenues are dependent on the continued operation of our various manufacturing facilities and the consistent production of finished products that meet our customers' specifications. The operation of our plants involves many risks, including the failure or sub-standard performance of equipment, the improper installation or operation of equipment, natural disasters and potential product contamination. Any significant manufacturing disruptions or product contamination could adversely affect our ability to make and sell our products, which could cause our sales and operating profits to decline.

Competitors may achieve significant competitive advantage through technological step change or higher service levels
If our competitors were able to identify, develop and introduce on a commercial basis a major technological step change, such as significantly improving the efficiency of the production process and lowering costs or introducing a new product with better functionality, we may not be able to introduce a comparable change. Similarly, we must ensure we at least match or exceed competitors' service and quality performance. If we cannot compete effectively with such innovation or service levels, our sales and profitability could decline.

We may not be able to protect our intellectual property
Our commercial success depends, in part, on obtaining and maintaining patent protection on certain of our products and successfully defending these patents against third-party challenge or infringements. Others may independently develop technologies similar to ours or independently duplicate our technologies. Our patents may expire or remain in existence for only a short period following commercialisation. This would reduce or eliminate any advantage of the patents. We may face litigation to assert claims of infringement, enforce our patents, protect our trade secrets or know-how, or determine the scope and validity of the proprietary rights of others. We may be unable to enforce our patents or otherwise protect our proprietary rights, which could have a material adverse effect on our business, financial condition and results of operations.

The commoditisation of products or a failure to achieve appropriate margins could lead to greater price volatility
The natural life cycle of many products means that products that currently generate higher margins could become commoditised in the future. Equally, a failure to recognise the true value that the market places on our products may mean that we do not sell at the appropriate price and fail to achieve their full profitability.

Failure to manage capital expenditure and working capital during a period when external credit markets are distressed
The Group recognises the importance of managing its finances within strictly controlled parameters, particularly when external financial conditions are uncertain and highly changeable.

Failure to maintain an effective system of internal financial controls could lead to financial irregularities and loss
Without effective internal financial controls, the Company could be exposed to financial irregularities and losses from acts, which could have a significant impact on the ability of the business to operate. This covers a variety of areas ranging from safeguarding the assets of the business to the accuracy and reliability of its records and financial reporting.

As a public company Tate & Lyle must enunciate a clear strategic vision as well as provide accurate and timely information to the market to deliver long-term shareholder value
The share price on the stock market is based on the expectations of a wide variety of market participants such as analysts, brokers, investment funds and other investors. Media stories or rumours can influence these expectations. Failure to maintain a clear vision of the future business strategy, failure to provide accurate and timely information, failure to meet Group targets, or failure to respond in an appropriate way could lead to uncertainty and volatility in the share price and the erosion of shareholder value.

Exchange rate fluctuations could create earnings and balance sheet volatility
The Group operates in many different countries and is subject to currency fluctuations arising on transactional foreign currency exposures and the translation of overseas subsidiaries' results. For example, a weakening of the US dollar and euro against sterling would have a negative impact on the sterling reported net assets and shareholders' funds.

Failure to identify important consumer trends and/or counter negative perceptions of the Group's products
We recognise the risks associated with falling behind the curve where emerging dietary trends are concerned, as well as not being fully prepared to counter unexpected and unfounded negative publicity in relation to our product offering.



This section shows how we measure our performance, and sets out the results of the Group and the financial and operational performance of each division for the year ended 31 March 2008.

How we performed

Product ready to be delivered to customers, Lafayette, Indiana, USA

Our operations

Tate & Lyle has more than 50 production facilities across the world. Headquartered in London, UK, Tate & Lyle operates through four business divisions:

- ● Food & Industrial Ingredients, Americas
- ○ Food & Industrial Ingredients, Europe
- ○ Sugars
- ○ Sucralose

The locations of the main production and blending facilities (including the main joint ventures) for each of our four divisions are set out on the map opposite.

Research and Development
Our main Research and Development centre is in Decatur, Illinois. This is supported by centres in Europe such as in Lille, France, and Lübeck, Germany. In countries such as China, India and Australia, we also have application laboratories, which are combined with sales offices.

● Research and Development



Houlton, Maine
Almex, Mexico
Sucromiles, Colombia
Santa Rosa, Brazil
Buenos Aires, Argen
Duluth, Minnesota
G.C. Hahn & Co., Pleasant Prairie, Wisconsin
Fort Dodge, Iowa (under construction)
Sycamore, Illinois
Sagamore, Indiana
Lafayette, Indiana
Dayton, Ohio
DuPont Tate & Lyle BioProducts, Loudon, Tennessee
Loudon, Tennessee
Decatur, Illinois
Van Buren, Arkansas
McIntosh, Alabama



G.C. Hahn & Co., Mold, UK
Plaistow, UK
Thames, UK
Koog aan der Zaan, The Netherlands
G.C. Hahn & Co., Lübeck, Germany
G.C. Hahn & Co., St. Petersburg, Russia
Lille, France
G.C. Hahn & Co.
Boleráz, Slovakia
Szabadegyháza, Hungary
Razgrad, Bulgaria
Tirgu Secuiesc, Romania
Lisbon, Portugal
Milan, Italy
Bergamo, Italy
Noto, Sicily
Thessaloniki, Greece
Adana, Turkey
Haifa, Israel
Casablanca, Morocco
Johannesburg, South Africa
Mumbai, India
Shanghai, China
Nghe An, Vietnam
Otsan, China
Jurong, Singapore
G.C. Hahn & Co., Brisbane, Australia
Melbourne, Australia

Key performance indicators

Tate & Lyle's Board and executive management (see pages 58 to 60) monitor a range of financial and non-financial performance indicators, reported on a periodic basis, to measure the Group's performance over time. Annual targets are set for these key performance indicators (KPIs) in line with the Company's strategic objectives.

Interest cover[1]	
Target	min 5.0 times
2008	8.1 times
2007	10.1 times
2006	9.9 times

[1] Measured by financial year on total operations

Description
This is the Group's total operating profit before exceptional items and amortisation divided by the net finance expense.
Or, the number of times the profit of the Group exceeds the interest payments made to service its debt.

Comment on performance
Our interest cover remains strong, underpinning our investments in future growth and our dividend policy.

Net debt to EBITDA multiple[1]	
Target	max 2.5 times
2008	2.4 times
2007	1.9 times
2006	1.9 times

[1] Measured by financial year on total operations

Description
This is a measure of the number of times the Group's net borrowings exceed our trading cash flow. EBITDA is profit before exceptional items, interest, tax, depreciation and total amortisation.

Comment on performance
Our target provides a margin of protection compared to the bank covenant we usually give. We continue to remain within our target and comfortably within that of our bank covenants.

Return on net operating assets[1]	
Target (longer-term)	20.0%
2008	15.5%
2007	18.9%
2006	18.9%

[1] Measured by financial year on total operations

Description
This is the Group's profit before interest, tax and exceptional items divided by the average net operating assets.

Comment on performance
We are ahead of our initial target of a Group return on net operating assets (RONOA) of 15%. As explained in the Chief Executive's Review on pages 6 to 9, our longer-term target is a Group RONOA of 20%.

Energy reduction[1]	
Target	3.0%
2007	1.3%
2006	1.2%
2005	3.6%

[1] Measured by calendar year

Description
Energy use is our most significant environmental impact. Our businesses have a target to reduce energy consumption on a per unit basis by 3% per year. More details are on page 71.

Comment on performance
Our 3% target is becoming increasingly challenging as value added products use more energy than our traditional products. Our new biomass boilers being built in the USA and UK will help reduce energy consumption and our carbon footprint.

Safety index[1]	
Target	zero
2007	2.08
2006	2.41
2005	1.72

[1] Measured by calendar year

Description
Our safety index compares safety performance across the Group and is a weighted average of injuries sustained in the workplace, with more severe incidents having greater impact. A decrease in the index reflects improved performance.

Comment on performance
Many of our sites achieved world-class safety performance during the year, and we are pleased we improved on last year's performance. Further information can be found on page 68.

Operating and financial review

Summary of Group financial results

	Year to 31 March 2008 £m	Year to 31 March 2007 £m	Actual change %	Constant currency change %
Continuing operations				
Sales	**3 424**	3 225	6	10
Adjusted operating profit	**286**	311	(8)	(4)
Net finance expense	**(42)**	(36)		
Profit before tax, exceptional items and amortisation	**244**	275	(11)	(7)
Exceptional items	**(59)**	(13)		
Amortisation of acquired intangibles	**(12)**	(9)		
Profit before tax	**173**	253	(32)	(26)
Income tax expense	**(76)**	(88)		
Profit for the year from continuing operations	**97**	165	(41)	(35)
Profit for the year from discontinued operations	**90**	52		
Profit for the year	**187**	217	(14)	(8)
Earnings per share				
Basic	**40.9p**	44.3p	(8)	(3)
Diluted	**40.4p**	43.6p	(7)	(3)
Adjusted earnings per share from continuing operations				
Basic	**33.1p**	38.1p	(13)	(9)
Diluted	**32.7p**	37.5p	(13)	(8)
Dividends per share				
Interim paid	**6.5p**	6.2p		
Final proposed	**16.1p**	15.3p		
	22.6p	21.5p	5	n/a
Net debt				
At 31 March	**1 041**	900	16	13

Basis of preparation

Adjusted performance

Adjusted profit is presented as it provides both management and investors with valuable additional information on the performance of the business. The following items are excluded from adjusted profit:

- results of discontinued operations, including gains and losses on disposal (Note 12 to the financial statements);
- exceptional items from continuing operations (Note 8 to the financial statements); and
- amortisation of acquired intangibles.

This adjusted information is used by management internally for analysing the performance of the business. A reconciliation of reported and adjusted information is included in Note 44 to the financial statements.

Impact of changes in exchange rates

Our results have been negatively impacted this year by exchange rate translation, in particular due to the weakening of the US dollar against sterling. This was partially offset by the strengthening of the euro against sterling. Exchange rates used to translate reported results were as follows:

	Average rates		Closing rates	
	2008	2007	**2008**	2007
US dollar: sterling	**2.01**	1.89	**1.99**	1.97
Euro: sterling	**1.42**	1.48	**1.26**	1.47

Constant currency comparisons in this review have been calculated by translating underlying currencies for the prior year at the average rates for the current year. Constant currency comparisons provide an insight into the movements in sales and cost levels driven by the real local changes, demonstrating underlying profitability progression of the business.

Central costs

Previously the Group's central costs were allocated to the segments. Central costs are no longer allocated and are presented separately and the comparative segmental information has been reclassified.

Primary and value added products

Value added products are those that utilise technology or intellectual property, enabling our customers to produce distinctive products and us to obtain a price premium and/or sustainable higher margins.

Other products from our commodity corn milling and sugars businesses are classified as primary.

Summary of Group performance

Sales of £3,424 million from continuing operations were 6% higher (10% in constant currency). Growth was reported in all divisions other than Sugars, which saw reduced sales in its international sugar trading business. The acquisition of G.C. HAHN & Co. (Hahn) contributed sales of £60 million.

Despite the reduction in our international sugar trading business, primary sales increased by 3% (7% in constant currency) to £2,622 million, with strong performances in our Americas and retained European ingredients businesses and our sugar refining operations. Value added sales increased by 16% (20% in constant currency) to £802 million, again driven by our Food & Industrial Ingredients businesses which benefited from the acquisition of Hahn.

Overall adjusted operating profit decreased by 8% to £286 million (4% in constant currency) as we incurred losses of £9 million in our international sugar trading operations. Value added operating profit increased by 1% to £160 million (3% in constant currency), and primary operating profit decreased by 16% (12% in constant currency) to £157 million. Central costs decreased from £35 million to £31 million in the year.

Exceptional items from continuing operations amounted to a net loss before tax of £59 million (2007 – loss of £13 million). Following the disposal of five of the European starch plants, and the closure of the Aalst head office, the significant reduction in central support functions required by the retained Food & Industrial Ingredients, Europe business resulted in an exceptional restructuring charge of £30 million comprising redundancy and other restructuring costs. We have also recognised an impairment of £12 million to our citric acid business as a result of industry oversupply and Chinese competition and an impairment of £17 million to our Orsan monosodium glutamate business in China, as we do not expect profit recovery in the near term due to uncertain market conditions. After minority interests of £10 million, the charge against profit for the year attributable to equity holders of the Company in respect of the Orsan impairment is £7 million.

Amortisation of acquired intangibles increased to £12 million from £9 million in 2007, reflecting the acquisition of Hahn in the first half of the financial year.

The net finance expense from continuing operations increased from £36 million to £42 million as a result of the increase in average net debt. Net debt increased to accommodate our capital expenditure, acquisition and share buy back programmes and working capital requirements, the latter of which were driven primarily by increasing raw material costs.

Profit before tax from continuing operations on a statutory basis decreased by 32% (26% in constant currency) from £253 million to £173 million.

The effective rate of tax on adjusted profit was 34.4% (2007 – 32.0%). The increase was due mainly to the increased levels of profits in the USA and the full consequences of the disposal of five of our European starch plants, and the associated single billing entity, with their tax losses.

Discontinued operations comprising our former activities in sugar processing in Canada and Mexico, and our Eastern Sugar business and the five disposed starch plants in Europe, reported profit after tax of £90 million including exceptional items.

Total diluted earnings per share were 40.4p, down 7% from 43.6p in the prior year. Total basic earnings per share were 40.9p, down 8%. Diluted earnings per share from continuing operations adjusted to exclude exceptional items and amortisation of acquired intangibles were 32.7p, a reduction of 13%. On the same basis, basic earnings per share of 33.1p also reduced by 13%.

Divisional/primary and value added performance

	Sales			Adjusted operating profit		
Division	**2008 £m**	2007 £m	Movement[1] %	**2008 £m**	2007 £m	Movement[1] %
Food & Industrial Ingredients, Americas	**1 386**	1 255	17	**186**	175	13
Food & Industrial Ingredients, Europe	**461**	305	44	**41**	40	(1)
Sugars	**1 429**	1 518	(2)	**24**	60	(59)
Sucralose	**148**	147	6	**66**	71	(3)
Central	**–**	–	–	**(31)**	(35)	12
Continuing operations	**3 424**	3 225	10	**286**	311	(4)

1 On a constant currency basis (adjusting 2007 reported figures using 2008 exchange rates)

	Sales			Adjusted operating profit		
	2008 £m	2007 £m	Movement[1] %	**2008 £m**	2007 £m	Movement[1] %
Primary	**2 622**	2 535	7	**157**	187	(12)
Value added	**802**	690	20	**160**	159	3
Central	**–**	–	–	**(31)**	(35)	12
Continuing operations	**3 424**	3 225	10	**286**	311	(4)

1 On a constant currency basis (adjusting 2007 reported figures using 2008 exchange rates)

Food & Industrial Ingredients, Americas

	Year to 31 March 2008			Year to 31 March 2007		
	Primary £m	Value added £m	Total £m	Primary £m	Value added £m	Total £m
Sales						
Food	**651**	**293**	**944**	543	277	820
Industrial	**309**	**133**	**442**	315	120	435
	960	**426**	**1 386**	858	397	1 255
Operating profit						
Food	**76**	**68**	**144**	61	70	131
Industrial	**42**	**–**	**42**	43	1	44
	118	**68**	**186**	104	71	175
Margin						
Food	**11.7%**	**23.2%**	**15.3%**	11.2%	25.3%	16.0%
Industrial	**13.6%**	**–**	**9.5%**	13.7%	0.8%	10.1%
Total	**12.3%**	**16.0%**	**13.4%**	12.1%	17.9%	13.9%

Products and services
Cereal sweeteners and starches
Proteins
Acidulants
Biogums
Ethanol
Bio-PDO™
Blending

Plants (excluding joint ventures)
9 USA (including 1 under construction)
1 South America

Blending facilities
2 USA
1 Mexico

Processes and raw materials
Corn (maize) milling
Cereal sweetener, sugar or molasses fermentation

Main joint ventures
Almex
Cereal sweeteners and starches
DuPont Tate & Lyle BioProducts
Bio-PDO™
Sucromiles
Citric acid and alco-chemicals

Markets
The US corn wet milling industry has been operating at or close to capacity since 2004. This is expected to continue due to the growing demand for ethanol and the opening of the market for US exports of high fructose corn syrup (HFCS) to Mexico. Corn prices, together with most agricultural commodities, have increased to unprecedented levels. Corn gluten feed values have also risen, but the price increase has been limited by additional tonnage of distillers dried grain from the numerous dry mill ethanol plants coming on stream.

Ethanol demand in the USA has been stimulated by the enactment of the Energy Independence and Security Act of 2007, requiring greater renewable fuel use, although prices have decreased from the peaks seen in 2007.

The market for citric acid has been characterised by oversupply, continued Chinese competition, and further devaluation of the US dollar in key regional markets.

Performance
Food & Industrial Ingredients, Americas enjoyed another exceptional year. Sales of £1,386 million were 10% higher than the prior year (17% in constant currency). Operating profit, which accounts for almost 60% of the Group's adjusted operating profit before central costs, increased by 6% to £186 million (13% in constant currency).

In primary products, sales were 12% higher (19% in constant currency) and profits were 13% higher (24% in constant currency). US sweetener and industrial starch volumes were largely in line with the prior year, and sales and by-product price increases more than covered higher input costs. As expected, ethanol profits were lower primarily due to higher corn costs.

Citric acid profits were in line with the prior year despite industry oversupply, continued Chinese competition, and further devaluation of the US dollar in key regional markets. Our current assessment of this business has resulted in an exceptional impairment charge of £12 million. Anti-dumping actions have been initiated against Chinese producers by European and US producers. The closure of the Selby, UK, facility, announced last year, was successfully completed, and the site was sold.

Value added food ingredients achieved robust volume growth following the completion of the capital project at the plant in Sagamore, Indiana, during the year with sales up by 6% (12% in constant currency). Start-up costs and fixed costs were incurred following commissioning in October. Performance at Custom Ingredients was ahead of the prior year, despite a difficult year for the US dairy industry as dairy prices were pushed to record levels by higher fuel and corn prices. Value added food profits were down 3% (nil in constant currency). However, following a review of central costs, various tasks and the associated costs were delegated to the appropriate divisions. During the year, £5 million of costs were incurred to Food & Industrial Ingredients, Americas and the vast majority was within value added food. Accordingly, underlying profit growth from value added food was 4% (8% in constant currency), reflecting improved pricing and better product mix.

Value added industrial starch volumes were similar to the prior year but price increases more than covered input cost increases.

The Bio-PDO™ joint venture plant in Loudon, Tennessee, continued to operate well during the year. Market-proving activities continue to be undertaken with Bio-PDO™ sales across several categories including for polymerisation for clothing and carpets, and for direct applications in cosmetics, deodorants and as de-icing fluid. While the global customer base for Bio-PDO™ continues to broaden, as expected, the business incurred a modest loss, similar in size to the prior year, in its first full year of operation.

On 31 October 2007, we completed the separation from our Astaxanthin joint venture with Igene Biotechnology, Inc. The manufacturing facility was closed and included in the sale of the Selby site.

Corn prices increased significantly in the second half of the year, driven by strong demand from China and as a raw material for ethanol, and this affected all product categories. Corn costs are hedged either by physical purchases, or on futures markets at the point of contracting with the customer, or are for the customer's account in the case of toll contracts. It is only possible to hedge some by-product prices, which mostly increase when corn and soy meal prices increase. As both corn and soy meal prices rose following the annual contracting round, which this year was largely completed in October 2007, we received a benefit from this subsequent increase in soft commodity prices.

Manufacturing costs rose due to increased energy and process ingredient costs, and higher depreciation costs from the large capital projects which came on stream.

Selling, general and administrative costs were impacted by additional research project expenses and increased allocation of support costs following the disposal of our sugar assets in North America.

The sale of an investment in the Chicago Mercantile Exchange contributed a one-off profit of £4 million.

Looking forward

The capacity expansion of the Sagamore, Indiana, plant to produce value added food ingredients was completed in September 2007 and the expansion in Loudon, Tennessee, to produce ethanol, value added ingredients and substrate for the Bio-PDO™ plant, is essentially complete. Construction of the greenfield corn wet mill in Fort Dodge, Iowa, is progressing well and is on track for mechanical completion by March 2009. Its completion will enable a reconfiguration of finishing capacities in the USA to optimise production, particularly at the Sagamore plant, which will now focus predominantly on value added food ingredients. These major capital projects will increase production and will play a significant role in maximising operational efficiencies. Moreover, innovative CORNBELT® technology associated with the Fort Dodge and Loudon projects will greatly lower overall costs and reduce Tate & Lyle's carbon footprint.

Growth prospects are encouraging as we remain focused on, and have invested in new capacity for the production of, value added food ingredients which satisfy consumer trends for food products with nutritional benefits.

Net corn prices have recently reached record highs on the back of strong global demand and the fundamentals seem likely to support continuing high prices for corn and its by-products. The differential between corn-based HFCS and its substitute, sugar, will be an important factor at the time of the negotiations at the end of the calendar year. At current corn and sugar prices, we would expect to be able to maintain satisfactory headroom for HFCS below the price of sugar without compromising margins. We have some multi-year agreements, which means that not every contract is negotiated annually.



Our new corn wet mill in Fort Dodge, Iowa, USA, is on track for completion by March 2009.

Food & Industrial Ingredients, Europe

	Year to 31 March 2008			Year to 31 March 2007		
	Primary £m	Value added £m	Total £m	Primary £m	Value added £m	Total £m
Sales						
Food	**168**	**155**	**323**	139	74	213
Industrial	**138**	**–**	**138**	92	–	92
	306	**155**	**461**	231	74	305
Operating profit						
Food	**14**	**21**	**35**	27	10	37
Industrial	**6**	**–**	**6**	3	–	3
	20	**21**	**41**	30	10	40
Margin						
Food	**8.3%**	**13.5%**	**10.8%**	19.4%	13.5%	17.4%
Industrial	**4.3%**	**–**	**4.3%**	3.3%	–	3.3%
Total	**6.5%**	**13.5%**	**8.9%**	13.0%	13.5%	13.1%

Products and services
Cereal sweeteners and starches
Biogums
Blending

Plants (excluding joint ventures)
3 EU
1 Morocco

Blending facilities
1 Australia
4 EU
1 South Africa
1 USA

Processes and raw materials
Corn (maize) milling

Main joint ventures
Eaststarch
Cereal sweeteners and starches

Hungrana (part of Eaststarch)
Cereal sweeteners and starches, and potable alcohol

Orsan Guangzhou Gourmet Powder Co.
Glutamate (flavour enhancer) producer

Markets
The European market for starch-based food and industrial ingredients is characterised by being relatively concentrated with three companies accounting for some two-thirds of the total market. Following the completion on 1 October 2007 of the disposal of five of our starch plants, we have concentrated our production activities in Central and Eastern Europe where we are the market leader through our Eaststarch joint venture.

The industry was adversely affected during the year by the steep rise in raw material costs arising from the poor 2007 harvest (following a dry winter and a summer drought), compounded by rising world prices due to increased demand for biofuels. The linking of the price of liquid sweeteners to the sugar price in Europe has limited the ability to pass through these cost increases to customers.

The reform of the EU sugar regime continued, with further surrender of production quotas in early 2008 (see page 9 for further information).

Performance
On 1 October 2007, five of our plants, including the four that process wheat, were sold and these are treated as discontinued and excluded from the results for the continuing businesses as shown in the table above. The former divisional head office and single billing entity in Aalst, Belgium, was closed and a new centre established in Slovakia, with associated changes to systems, staffing and management. This relocation was achieved without major disruption to the business. This division now comprises: the wholly owned speciality starch plant in Koog, The Netherlands; small facilities in Greece (scheduled for closure in September 2008) and Morocco; five joint venture plants in Central and Eastern Europe; our speciality food ingredient operations Cesalpinia, G.C. HAHN & Co. (Hahn) and Tate & Lyle South Africa; and Orsan, the monosodium glutamate operation in China.

On 15 June 2007, we acquired an 80% holding in Hahn strengthening our value added offering through its leadership position in dairy and convenience food stabiliser systems, and complementing our activities in Cesalpinia, South Africa and the USA. Hahn is based in Germany and also has manufacturing operations in the UK and Australia and sales offices in 22 countries.

Sales from the continuing operations at £461 million increased by 51% (44% in constant currency) over the prior year, reflecting expansions in the Hungarian and Bulgarian joint ventures and a £60 million initial contribution from Hahn. Raw material price increases following the 2006 harvest were largely passed through to customers, but only partially following the unprecedented increases after the 2007 harvest.

The continuing operations contributed £41 million of operating profit, 13% of the Group's adjusted operating profit before central costs, an increase of 3% (reduction of 1% in constant currency).

Primary product sales increased by 32% (28% in constant currency). Increases in food, mostly isoglucose, although significant at 21% (19% in constant currency), were capped by sweetener products performance where prices are linked to the regulated sugar price in Europe. However, prices achieved were better than we expected, and in some cases the discounts to sugar prices were reduced. Volumes for isoglucose were higher as production quotas were increased as part of the EU sugar regime reforms, granted as compensation for the reference price reductions. For isoglucose, these price reductions affect selling prices but, unlike sugar, raw material costs are unaffected by the regulatory changes. Because of the sugar price cap on sweetener products, we were not able to raise prices sufficiently to cover higher net raw material costs. Industrial starch sales increased by 50% (41% in constant currency) and more than recovered higher input costs.

In value added, sales increased following the addition of Hahn. Higher raw material costs were passed through to customers and there was growth in our dry sweetener ingredient range. Operating profits increased from the initial £8 million contribution from Hahn and from growth in the value added starch portfolio. We have invested in a Health and Wellness Research Centre in Lille, France, to support the development of new functional starches and fibres. The applications laboratory will provide technical expertise for beverage customers in the region and will support the European speciality sweetener portfolio as well as SPLENDA® Sucralose.

Raw material costs rose in an unprecedented fashion, driven both by drought in the key corn-growing areas of Central and Eastern Europe and by the global fundamentals of supply and demand. In Europe, the futures markets do not have sufficient liquidity for us to hedge annual contracts with customers as we can in the USA. In addition, higher energy prices increased manufacturing costs during the year.

In China, Orsan, the monosodium glutamate producer, suffered from an over-supplied market with increased industry capacity coming on stream and a change in tax incentives discouraging exports. Given uncertainty as to whether market conditions will recover in the near term, we recorded an impairment of £17 million as an exceptional charge. After minority interests of £10 million, the charge against profit for the year attributable to equity holders of the Company is £7 million.

Looking forward

The outlook for the second half year is expected to be significantly influenced by European cereal prices following the harvest. While it is still too soon to predict with certainty the outcome of the 2008 harvest, growing conditions have been good to date, although it is likely that corn prices will remain high until stocks are rebuilt.

The year ending 31 March 2009 will see the last full year of payments of our share of the levy on the isoglucose quota to the EU Restructuring Fund anticipated at €11 million, with final payments anticipated at €4 million in the first half of the following financial year.

As previously announced, the facility in Greece will be closed at the end of September 2008 and the isoglucose quota surrendered. The isoglucose quota in The Netherlands will also be surrendered; while continuing to manufacture starches and glucose, the plant is being developed further as a location for speciality products.

Sales volumes are expected to grow following the increases in capacity in the Eaststarch joint venture facilities. Recent upgrading of the facility in Turkey will enable the developing European market for crystalline fructose to be supplied with a high-quality product to replace chicory-based fructose.



In June 2007, we completed the acquisition of an 80% holding in German speciality food ingredients group G.C. HAHN & Co.

Sugars

	Year to 31 March 2008			Year to 31 March 2007		
	Primary £m	Value added £m	Total £m	Primary £m	Value added £m	Total £m
Sales						
Products	572	73	645	461	72	533
Trading	784	–	784	985	–	985
	1 356	73	1 429	1 446	72	1 518
Operating profit						
Products	15	5	20	25	7	32
Trading	4	–	4	28	–	28
	19	5	24	53	7	60
Margin						
Products	2.6%	6.8%	3.1%	5.4%	9.7%	6.0%
Trading	0.5%	–	0.5%	2.8%	–	2.8%
Total	1.4%	6.8%	1.7%	3.7%	9.7%	4.0%

Products and services
Sugars, syrups and molasses
Sugar and ethanol trading, molasses distribution and blending and liquid storage
Process technology and engineering

Main consumer brands
Melli
Tate & Lyle
Tate & Lyle Fairtrade
Lyle's Golden Syrup
Sidul
Sores

Plants (excluding joint ventures)
3 EU
1 Israel
1 Vietnam

Blending facilities
12 global molasses blending facilities

Processes and raw materials
Cane sugar refining

Main joint ventures
Compania de Melazas
Molasses

Premier Molasses Company
Molasses

Markets
Our European sugar business has been operating in a highly competitive market while the EU sugar regime undergoes reform (this is described in detail on page 9). The market is expected to remain very difficult until surplus stocks are absorbed. However, we expect that market equilibrium will be restored during the second half of the Group's 2009 financial year, which should lead to progressively firmer refining margins.

There was a significant growth of sales into Italy through Eridania Tate & Lyle S.A., largely replacing sales previously made onto the world market. In Portugal, we successfully introduced continuous working, significantly increasing capacity to capitalise on the emerging deficit sugar market in the Iberian Peninsula.

In Vietnam, the market is growing both in line with the population and the high rate of economic expansion. Vietnam is broadly self-sufficient in sugar and the market is balanced, though pricing can be influenced by international sugar trends.

In the international sugar trading and molasses markets, a large increase in freight rates and a shortage of available shipping have seen delivered prices into consumer markets rise rapidly.

Performance

During the year, the continuing sugar operations were merged into one Sugars division. This follows the completion of the sale of Redpath in Canada on 22 April 2007, the sale of our 49% interest in Occidente in Mexico on 28 December 2007, and the closure of our Eastern Sugar joint venture factories. Sugars' continuing operations comprise our sugar refining activities in the UK and Portugal, sugar processing in Vietnam and international sugar and molasses trading.

Sales of £1,429 million were lower by 6% from £1,518 million in the prior year (2% in constant currency), mostly driven by lower turnover in international sugar trading.

Operating profit decreased from £60 million to £24 million, down 60% (59% in constant currency). International sugar trading produced a very disappointing performance in the year with a £9 million loss compared with a profit of £22 million in the prior year. Excluding this, adjusted operating profit fell from £38 million to £33 million.

Our Trading businesses had a mixed performance, with overall profits lower than the prior year. The molasses business performed strongly, benefiting from a sharp increase in EU animal feed ingredient prices, with demand for molasses increasing as a result. However, this was insufficient to compensate for the loss incurred by international sugar trading, which suffered from increased freight costs which were hedged in the first half of the year. Brazilian raw sugar prices were under pressure throughout the year, reflecting the availability of Indian export sugar in the markets. India had an unusually large surplus to export from its harvest, a situation not expected to recur in the coming year. We have taken the necessary action to restructure our international sugar trading activities and re-focus management priorities to ensure this year's results are not repeated.

In products (predominantly EU refining), the EU market remained disrupted by the significant changes brought about by the reform of the EU sugar regime. The market suffered excess supply and prices have fallen to a discount to the regulated reference price. Our UK and Portuguese refineries performed satisfactorily given these challenging conditions, with profits falling despite increased sales. Our EU operations benefited from transitional aid amounting to £17 million (2007 – £13 million), and made only a small operating profit after taking this into account.

As discussed in the Chief Executive's review, the reforms of the EU sugar market have made significant progress. There is still surplus sugar to be absorbed by the market and that will make the market very difficult in the near term.

We were delighted with the reaction to our announcement that our entire range of UK retail sugars would move to Fairtrade by the end of the 2009 calendar year.

The operations based at our London refinery achieved its target of £7 million cost reductions on an annualised basis ahead of plan and we also implemented operational efficiency improvements. Two new sugar unloading cranes were successfully installed at the London refinery. Ongoing projects include investments to allow increased throughput at the Lisbon refinery. We have developed new markets through our association with Eridania Tate & Lyle in Italy. We are making good progress in securing long-term raw sugar supplies, both with new suppliers (for example, through our investment in the Democratic People's Republic of Laos) and through new agreements with traditional suppliers (for example, the announcement after the year end that we have entered into a long-term agreement for the supply of up to 300,000 tonnes of raw sugar per year from Fiji).

In Vietnam, despite a hesitant start to the crop caused by the weather, the current season has gone well with 100,000 tonnes of sugar sold.

Looking forward

We expect improved performance from our trading businesses, particularly after the action we have taken to avoid a repetition of the losses in international sugar trading.

The EU market is expected to remain very challenging in the first half of the year ending 31 March 2009 but we anticipate an improvement in relative pricing once equilibrium is restored during the second half of the year. The most cost-effective model for serving sophisticated refined sugar markets is through refining raw cane sugar at full-time, large-scale port-based refineries, such as our refineries in London and Lisbon. One of the consequences of the EU sugar regime reforms is the near doubling of cane sugar imports, which should provide opportunities for increasing our share once the market has settled.


125 GOLDEN YEARS
454g
In celebration of Lyle's Golden Syrup's 125th anniversary, the iconic tin, with its Victorian design, got a birthday makeover. For a limited time, it's gone gold!

Sucralose

	Year to 31 March 2008			Year to 31 March 2007		
	Primary £m	Value added £m	Total £m	Primary £m	Value added £m	Total £m
Sales	–	148	148	–	147	147
Operating profit	–	66	66	–	71	71
Margin	–	44.6%	44.6%	–	48.3%	48.3%

Products and services	Plants	Processes and raw materials
SPLENDA® Sucralose	1 USA 1 Singapore	Patented sucralose manufacturing process

Markets
We estimate the value of the global high-intensity sweetener market at around £1.3 billion. SPLENDA® Sucralose is currently the global number three high-intensity sweetener, just behind saccharin whose price has increased by over three times in the past year following the closure and expected relocation of a major Chinese producer.

North America remains the most important market for intense sweeteners, primarily due to its well developed low-calorie beverage and food sectors. SPLENDA® Sucralose is the market leader in terms of value in the North American market and dominates the low-calorie food segment.

Use of high-intensity sweeteners in Latin America is considerably less well developed compared with North America. Sales of SPLENDA® Sucralose in the region have recently grown substantially.

Sucralose was approved for use in Europe in 2005, and therefore has had less time to establish itself in this market. The beverage sector remains a significant opportunity for growth.

The Asia-Pacific market for high-intensity sweeteners is the second largest market after North America and it is presently characterised by the predominant use of low-cost sweeteners such as saccharin and cyclamate. This presents an opportunity for positioning SPLENDA® Sucralose as the high-intensity sweetener of choice for premium products in these high-growth markets.

Performance
Sales of SPLENDA® Sucralose of £148 million were 1% ahead of the prior year (6% in constant currency). Operating profit for the year at £66 million was 7% lower (3% in constant currency). This reflects £6 million (2007 – £3 million) in costs in pursuit of our patent infringement action in the United States International Trade Commission (ITC).

During the year, we have continued to focus on expanding the business and have seen a 30% increase in new product launches by our customers as we have continued to work with them, both in the USA and internationally, to broaden their pipeline of food and beverage products using SPLENDA® Sucralose. Strong sales growth was seen in Latin America, Europe and Asia, while sales in North America decreased slightly compared with the prior year during which customers built inventory. In addition, McNeil Nutritionals, LLC maintained its leadership position in the tabletop segment of the intense sweetener market in the USA with SPLENDA® No Calorie Sweetener, and gained significant market share for the franchise in Latin America as well. It also launched SPLENDA® No Calorie Sweetener into the food service channel in China, in advance of the 2008 Olympic Games in Beijing.

With security of supply from the two production facilities in McIntosh, Alabama, and Singapore, we believe that surplus stocks, which had been built up by customers when there was only the Alabama facility in production, have now been released.

The new Singapore facility was commissioned in June 2007 and we now have a fully invested asset base. A new pilot plant facility was completed and commissioned at our McIntosh, Alabama, plant, which will facilitate the implementation of process improvements that have been demonstrated in the laboratory. This forms part of our strategy to maintain leadership in sucralose manufacturing technology.

With the commissioning of the Singapore facility and the pilot plant at McIntosh, fixed costs were higher, particularly due to an additional depreciation charge of £13 million. Unit costs increased as the fixed costs from the two facilities were spread over a production volume that increased by only a relatively small amount in the year when compared with the additional capacity available.

We continued to defend our patents and incurred US$11 million (£6 million) in costs in pursuit of our patent infringement action in the ITC. The ITC case now involves four manufacturers and 18 importers and distributors. The ITC proceeding alleges infringement of patented sucralose manufacturing technology in respect of sucralose manufactured in China and imported into the USA by the defendants named in the case. The ITC has the right to exclude products from importation into the USA that are shown to infringe a US patent. The ITC hearing was concluded in February 2008, with a preliminary non-binding decision by the judge currently anticipated no earlier than June 2008 and the subsequent review and formal decision by the full ITC Board another four months after the judge's decision.

Our suite of patents is one of the elements of our considerable competitive advantage in the global sucralose market. Our sucralose manufacturing facilities operate at a level of cost, efficiency and environmental stewardship surpassed by none. We can achieve significant economies of scale as we ramp up our production beyond our current 45% capacity utilisation in the two plants. It is the combination of our unique technology and intellectual property, built up over many years, in solving the immense technical challenges involved in producing sucralose reliably and with cost-competitive economies of scale that underpin our position as the world's leading supplier of sucralose. This strong competitive position is further enhanced by our comprehensive applications know-how and service offering. These factors give us great confidence in the continued ability of the Sucralose business to make a significant contribution to the Group's results.

Looking forward

Sales of SPLENDA® Sucralose are expected to increase year on year, driven by four primary sources of growth. Firstly, through the replacement of existing high-intensity sweeteners (particularly aspartame), not only in value added food but also in high-volume beverages. Secondly, there remains a significant opportunity to capitalise on the unique properties of SPLENDA® Sucralose for partial replacement of nutritive sweeteners (i.e. sugar and HFCS) without compromising on taste. Thirdly, food and beverage manufacturers will continue to innovate in order to meet both known and perceived consumer needs. Finally, there also remain significant opportunities for growth outside the USA, particularly in Latin America and Europe.

Average selling prices should be expected to fall over time as we widen our customer offering. However, as sales increase, unit costs of production should also decline as fixed costs are spread over a wider base.

The SPLENDA® Sucralose business is now fully invested. While the incremental impact of a first full year of costs associated with the Singapore facility will restrict profit growth in the first half year, we expect continued sales growth to offset these costs and to lead to improved profits in the full year.



Our new Singapore facility incorporates new technology that has enabled us to produce a new granular form of SPLENDA® Sucralose for food customers.

Other financial information

Central

Central costs, which include head office, treasury and reinsurance activities, have decreased by £4 million to £31 million. This decrease reflects a £1 million reduction in underlying costs. There was a one-off benefit totalling £7 million from insurance and reallocation of costs to the divisions offset by costs relating to the re-alignment of the Group's management and organisational structure. Our review of central costs realised savings of about £3 million in 2008, benefits which should double by 2010.

Exceptional items from continuing operations

£m	2008 Total	2007 Total
Restructuring costs	**(30)**	–
Citric/Astaxanthin impairment and closure	**(12)**	(33)
Orsan impairment	**(17)**	–
Sucralose deferred payment provision release	**–**	20
Exceptional items	**(59)**	(13)

Exceptional items from continuing operations comprised restructuring and relocation charges in respect of our remaining Food & Industrial Ingredients, Europe operations amounting to £30 million, and impairment charges in respect of citric acid and our monosodium glutamate business in China (Orsan) of £12 million and £17 million, respectively. Our effective ownership of Orsan is 41% and, as a result, the impact on profit attributable to shareholders in respect of that impairment is a charge of £7 million.

Net finance expense

The net finance expense from continuing operations was £42 million compared with £36 million in the year to 31 March 2007 and was principally due to higher net debt levels. Completion of other capital expenditure projects are expected to add a further £8 million to interest in 2009 and an additional £4 million in 2010.

The effective interest rate in the year, calculated as net finance expense on total operations divided by average net debt, was 4.9% (2007 – 4.6%). Interest cover based on total operations was 8.1 times (2007 – 10.1 times) and for continuing operations was 6.8 times (2007 – 8.6 times).

Taxation

The taxation charge from continuing operations was £76 million (2007 – £88 million). The effective rate of tax on adjusted profit was 34.4% (2007 – 32.0%). The increase was due mainly to the increased levels of profits in the USA, which are typically taxed at between 37% and 39%, and higher unrelieved losses in the UK.

An internal financing plan has been implemented, which is expected to deliver substantial savings. While we are confident of regulatory clearance, there is a small chance of a one-off tax cost on implementation. Subject to this, and the expected geographical mix of profits, we are targeting a tax rate for the next financial year at the top end of the 20% range.

Discontinued operations

Discontinued operations comprise our former activities in sugar processing in Canada and Mexico, our Eastern Sugar business and the five disposed starch plants in Europe. Sales for the year amounted to £394 million (2007 – £845 million), with adjusted operating profits of £45 million (2007 – £62 million). After finance costs, income tax expense and gains and losses on disposals, the contribution to profit for the year was £90 million (2007 – £52 million).

Earnings per share

Total diluted earnings per share were 40.4p, down 7% (3% in constant currency) from 43.6p in the prior year. Total basic earnings per share were 40.9p, down 8% (3% in constant currency). Diluted earnings per share from continuing operations adjusted to exclude exceptional items and amortisation were 32.7p, a reduction of 13% (8% in constant currency). On the same basis, basic earnings per share of 33.1p also reduced by 13% (9% in constant currency).

Dividend

The Board is recommending a final dividend of 16.1p as an ordinary dividend to be paid on 31 July 2008 to shareholders on the Register of Members on 4 July 2008. This represents an increase in the total dividend for the year of 1.1p per share. An interim dividend of 6.5p (2007 – 6.2p) was paid on 8 January 2008. Dividend cover based on total operations was 1.8 times (2007 – 2.1 times) and for continuing operations was 1.0 times (2007 – 1.6 times).

Net debt

The Group's net debt increased from £900 million to £1,041 million. Working capital increases drove down operating cash generation, while the proceeds from business disposals were reinvested in the capital expenditure programme, business acquisitions and returns to shareholders. Debt is expected to remain close to this level in the forthcoming financial year. Exchange translation increased net debt by £32 million.

The ratio of net debt to total earnings before exceptional items, interest, tax, depreciation and total amortisation (EBITDA) was 2.4 times (2007 – 1.9 times). During the year, net debt peaked at £1,041 million in March 2008 (in the prior year, it peaked at £900 million in March 2007). The average net debt was £845 million, an increase of £41 million from £804 million in the prior year.

Cash flow

£m	2008	2007
Adjusted operating cash flow	**286**	311
Depreciation/amortisation	**103**	84
Working capital and other movements	**(270)**	(75)
Share based payments	**7**	5
Operating cash flow	**126**	325
Capital expenditure	**(264)**	(251)
Operating cash flow less capital expenditure	**(138)**	74

£m	2008	2007
Food & Industrial Ingredients, Americas	**195**	159
Food & Industrial Ingredients, Europe	**(45)**	36
Sugars	**(11)**	117
Sucralose	**62**	31
Central	**(75)**	(18)
Operating cash flow	**126**	325
Food & Industrial Ingredients, Americas capital expenditure	**(150)**	(116)
Other capital expenditure	**(114)**	(135)
Operating cash flow less capital expenditure	**(138)**	74

Cash inflow from continuing operations was £126 million, down from £325 million in 2007. The effects on cash of lower profit before tax of £244 million (compared to £275 million) were largely offset by higher depreciation charges. However, outflows from working capital effects (principally inventory increases in Sucralose and Food & Industrial Ingredients, Americas and Europe, higher receivables in Sugars and Food & Industrial Ingredients, Americas, offset by creditor levels in all divisions except Sucralose) together with cash spend connected with restructuring and closure activities resulted in lower cash generation. Cash inflows in 2008 were improved by the full receipt of sugar transitional aid of £74 million, which is being credited to income up to 2011.

Net interest paid totalled £34 million (2007 – £42 million). Net taxation paid from total operations was £75 million (2007 – £78 million).

Capital expenditure remained at similar levels to 2007 as capacity expansion projects and the construction of the new plant at Fort Dodge, Iowa, continued.

Free cash outflow (representing cash generated from continuing operations after interest, taxation and capital expenditure) totalled £247 million (2007 – £46 million outflow).

Proceeds from disposals of businesses amounted to £383 million and £75 million was spent on the Hahn acquisition.

Equity dividends were £105 million (2007 – £98 million). In total, a net of £139 million (2007 – £140 million) was paid to providers of finance as dividends and interest. A net inflow of £8 million was received relating to employees exercising share options during the year (2007 – £16 million).

Net assets and return on net operating assets

	As at 31 March		Return on net operating assets %	
£m	2008	2007	2008	2007
Net operating assets				
Food & Industrial Ingredients, Americas	**836**	725	**23**	25
Food & Industrial Ingredients, Europe	**489**	288	**10**	14
Sugars	**419**	320	**6**	17
Sucralose	**275**	264	**23**	31
Central	**43**	27	**–**	–
Total net operating assets	**2 017**	1 624	**16**	19
Other	**(71)**	210		
Net assets held for sale	**–**	61		
	1 991	1 895		
Net debt	**1 041**	900		
Net assets	**950**	995		

Net assets were £950 million at the year end (2007 – £995 million). Current assets less current liabilities were marginally lower at £491 million. Return on net operating assets was 15.5%, down from 2007 as the performance in Food & Industrial Ingredients, Americas was offset by significant declines in Sugars.

Shareholders' equity

During the year, 33.6 million shares were repurchased for a total cost of £159 million. Of these shares, 30.3 million were cancelled and the remainder held in treasury. At the year end, there were 459.9 million shares in issue.

Funding and liquidity management

The Group manages its exposure to liquidity risk and ensures maximum flexibility in meeting changing business needs by maintaining access to a wide range of funding sources, including capital markets and bank borrowings. During the year ended 31 March 2008, Tate & Lyle International Finance PLC arranged a US$1 billion five-year committed club facility with a core of highly rated banks to replace certain other committed bank facilities.

Capital market issues outstanding at 31 March 2008 include the US$300 million 6.125% 144A bond maturing in 2011, the £200 million 6.50% bond maturing in 2012, the US$500 million 5.00% 144A bond maturing in 2014 and the US$250 million 6.625% 144A bond maturing in 2016.

The Group ensures that it has sufficient undrawn committed bank facilities to provide liquidity back-up for its US commercial paper programme and other short-term money market borrowing for the foreseeable future. The Group has committed bank facilities of US$1,110 million, of which US$110 million mature in 2009 and US$1 billion mature in 2012. These facilities are unsecured and contain common financial covenants for Tate & Lyle and its subsidiary companies that the pre-exceptional and amortisation interest cover ratio should not be less than 2.5 times and the multiple of net debt to EBITDA, as defined in our financial covenants, should not be greater than 4.0 times. The Group monitors compliance against all its financial obligations and it is Group policy to manage the consolidated balance sheet so as to operate well within these covenanted restrictions at all times. The majority of the Group's borrowings are raised through the Group treasury company, Tate & Lyle International Finance PLC, and are then on-lent to the business units on an arm's-length basis.

Current Group policy is to ensure that, after subtracting the total of undrawn committed facilities, no more than 10% of gross debt matures within 12 months and no more than 35% has a maturity within two-and-a-half years. At the year end, after subtracting total undrawn committed facilities, there was no debt maturing within 12 months or within two-and-a-half years (2007 – none and 25%). The average maturity of the Group's gross debt was 5.8 years (2007 – 6.2 years). At the year end, the Group held cash and cash equivalents of £165 million (2007 – £189 million) and committed facilities of £559 million (2007 – £312 million), of which £438 million (2007 – £236 million) were undrawn. These resources are maintained to provide liquidity back-up and to meet the projected maximum cash outflow from debt repayment, capital expenditure and seasonal working capital needs foreseen for at least a year into the future at any one time.

Capital risk management

The Group's primary objectives in managing its capital are to safeguard the business as a going concern; to maintain sufficient financial flexibility to undertake its investment plans; to retain as a minimum an investment grade credit rating that enables consistent access to debt capital markets, and to optimise capital structure in order to reduce the cost of capital.

The Group's financial profile and level of financial risk are assessed on a regular basis in the light of changes to the economic conditions, business environment, changes to the Group's business profile and the risk characteristics of its businesses. During the current financial year, in light of recent disposals, the Group has returned capital to shareholders through an on-market share repurchase programme. 33.6 million shares were re-purchased for a total cost of £159 million, of which 30.3 million were cancelled and the balance held in treasury. The total number of shares in issue at 31 March 2008 was 459.9 million. The share re-purchase programme is calculated to have added 0.3p to earnings per share during the year ended 31 March 2008, after allowing for an estimate of the opportunity cost.

Tate & Lyle has contractual relationships with Moody's and Standard and Poor's (S&P) for the provision of credit ratings. At 31 March 2008, the long-term credit ratings from these agencies were Baa2 and BBB respectively (2007 – Baa2 and BBB respectively). It is Group's policy to keep the rating agencies informed of all major developments.

As part of the Tate & Lyle's Board performance monitoring, it has set two ongoing key performance indicators (KPIs) to measure the Group's financial strength. The target levels for these financial KPIs are that the ratio of net debt/ EBITDA should not exceed 2.5 times and interest cover should exceed five times. For the year ended 31 March 2008, the ratio of net debt/EBITDA increased to 2.4 times (2007 – 1.9 times) and interest cover fell to 8.1 times (2007 – 10.1 times), principally because of the increase in net debt as a result of the continued high level of capital expenditure, higher working capital requirements and implementation of the share buyback programme.

Off balance sheet arrangements

In the ordinary course of business, to manage the Group's operations and financing, Tate & Lyle enters into certain trade guarantees and commitments for capital expenditure and other expenditure.

The aggregate amount of guarantees of loans of joint ventures and associates and trade guarantees, on which no material loss has arisen, was £43 million at 31 March 2008 (2007 – £33 million).

The Group seeks to optimise its financing costs in respect of all financing transactions. Where it is economically beneficial, operating leases are undertaken in preference to purchasing assets. Leases of property, plant and equipment, where the lessor assumes substantially all the risks and rewards of ownership, are treated as operating leases with annual rentals charged to the income statement over the term of the lease. Commitments under operating leases to pay rentals in future years totalled £228 million (2007 – £201 million) and related primarily to railcar leases in the USA. Rental charges for the year ended 31 March 2008 in respect of continuing operations were £21 million (2007 – £27 million).

Post retirement benefits

The Group maintains pension plans for its operations throughout the world. Some of these arrangements are defined benefit pension schemes. In the USA, it also provides retirement medical and life assurance benefits. Further details are set out on Note 32 of the financial statements. At 31 March 2008, there was a net deficit in respect of these arrangements of £91 million (2007 – £129 million). The liabilities under these arrangements are valued using actuarial assumptions under IAS19 'Employee Benefits'. There are alternative methods of valuation, such as discontinuance (in the event of an employer's insolvency) or buyout. Such methods depend on a range of different assumptions and, in the case of buyouts, market quotations, based on the individual scheme's circumstances.

Financial risk controls

Management of financial risk

The main financial risks faced by the Group are credit risk, liquidity risk and market risks, which include interest rate risk, currency risk and certain commodity price risks. Tate & Lyle also faces risks which are non-financial or non-quantifiable; these are set out in 'risk factors' on pages 34 to 36. The Board regularly reviews these risks and approves written policies covering the use of financial instruments to manage these risks and sets overall risk limits.

The Group Finance Director retains the overall responsibility and management of financial risk for the Group. Most of Group's financing, interest rate and foreign exchange risks are managed through the Group treasury company, Tate & Lyle International Finance PLC, whose operations are controlled by its Board. The treasury company is chaired by the Group Finance Director and has other board members comprising executives who are independent of the treasury function. The Tate & Lyle PLC Board approves policies and procedures setting out permissible funding and hedging instruments, exposure limits and a system of authorities for the approval of transactions.

Group interest rate and currency exposures are concentrated either in the treasury company or in appropriate holding companies through market-related transactions with Group subsidiaries. These acquired positions are managed by the treasury company within its authorised limits.

Commodity price risks are managed through divisional commodity trading functions in Europe and the USA, whose operations are controlled by the divisional Executive Committee. The committee meets on a periodic basis and is responsible for ratifying general strategy and oversees performance on a monthly basis. Commodity price contracts are categorised as being held either for trading or used for hedging price exposures. Commodity contracts held for trading within the Group are limited, confined only to tightly controlled areas within the sugar and corn pricing operations.

The derivative financial instruments approved by the Tate & Lyle PLC Board to manage financial risks include swaps, both interest rate and currency, swaptions, caps, forward rate agreements, financial and commodity forward contracts and options, and commodity futures.

Interest rate risk

The Group has an exposure to interest rate risk arising principally from changes in US dollar, sterling and euro interest rates. This risk is managed by fixing or capping portions of debt using interest rate derivatives to achieve a target level of fixed/floating rate net debt, which aims to optimise net finance expense and reduce volatility in reported earnings. The Group's policy is that between 30% and 75% of Group net debt (excluding the Group's share of joint venture net debt) is fixed or capped (excluding out-of-the-money caps) for more than one year and that no interest rate fixings are undertaken for more than 12 years. At 31 March 2008, the longest term of any fixed rate debt held by the Group was until June 2016. The proportion of net debt (excluding the Group's share of joint venture net debt) that was fixed or capped for more than one year was 62% (2007 – 58%).

If the interest rates applicable to the Group's floating rate debt rise from the levels at the end of March 2008 by an average of 100 basis points over the year to 31 March 2009, with all other variables held constant, this would reduce Group profit before tax by approximately £4 million (2007 – £3 million).

Management of foreign exchange risk

The Group's shareholders' equity, earnings and cash flows are exposed to foreign exchange risks due to the geographic diversity of its sales and the different countries in which it operates. Tate & Lyle has significant investment in overseas operations, particularly in the USA and Europe. The Group's policy requires subsidiaries to hedge transactional currency exposures against their functional currency once they are committed or highly probable, mainly through the use of forward foreign exchange contracts.

The Group's accounting policy is to translate profits of overseas companies using average exchange rates. It is the Group's policy not to hedge exposures arising from profit translation; as a result in any particular financial year, currency fluctuations may have a significant impact on Tate & Lyle's financial results. In particular, a weakening of the US dollar against sterling will have an adverse effect on the Group's reported results.

The Group manages foreign exchange translation exposure on its net investments in overseas operations, particularly in the USA and Europe, by maintaining a percentage of net debt in US dollars and euros to mitigate the effect of these risks. This is achieved by borrowing principally in US dollars and euros, which provide a partial match for the Group's major foreign currency assets. A weakening of the US dollar and euro against sterling would result in exchange gains on net debt denominated in these currencies, which would be offset against the losses on the underlying foreign currency assets. At the year end, net debt (excluding the Group's share of joint venture net debt) was held in the following currencies: net borrowings of US dollars 81% (2007 – 69%), euros 23% (2007 – 20%), other currencies nil% (2007 – 8%) and sterling net deposits of 4% (2007 – net borrowings of 3%).

The following table illustrates the Group sensitivity to the fluctuation of the Group's major currencies in which it transacts. Sensitivity is calculated on financial assets and liabilities as at 31 March 2008 denominated in non-functional currencies for all operating units within the Group. The percentage movement applied to each currency is based on the average movements in the previous three reporting periods.

	31 March			
	2008		2007	
-/+£m	**Income statement**	**Equity**	Income statement	Equity
GBP/USD 5% change	1	35	1	28
GBP/EUR 5% change	2	14	2	4

Counterparty credit risk
Counterparty credit risk arises from placing deposits and entering into derivative financial instruments with banks and other financial institutions, as well as credit exposures in outstanding trade receivables.

The Group manages credit risk by placing deposits and entering into financial instruments only with highly credit-rated authorised counterparties, which are reviewed and approved regularly by the Board. The Group has Board-approved maximum counterparty exposure limits for specified banks and financial institutions based on long-term credit ratings (typically A-/A3 or higher) of Standard & Poor's and Moody's. Counterparties' positions are monitored on a regular basis to ensure that they are within the approved limits and there are no significant concentrations of credit risks.

Price risk
Derivatives are used to hedge movements in the future prices of commodities in those domestic and international markets where the Group buys and sells sugar, corn and wheat. Commodity futures and options are used to hedge inventories and the costs of raw materials for unpriced and prospective contracts not covered by forward product sales. The options and futures hedging contracts generally mature within one year and are either traded on organised exchanges or over the counter.

Use and fair value of financial instruments
In the normal course of business, the Group uses derivative financial instruments and non-derivative financial instruments.

The fair value of Group net borrowings at the year end was £1,106 million against a book value of £1,041 million (2007 – fair value £950 million; book value £900 million).

Derivative financial instruments used to manage the interest rate and currency of borrowings had a fair value of £12 million asset (2007 – £24 million asset). The main types of instrument used are interest rate swaps, interest rate options (caps or floors) and cross-currency interest rate swaps.

The fair value of other derivative financial instruments hedging future currency and commodity transactions was £7 million liability (2007 – £1 million asset). In currency exposure management, the instruments used are spot and forward purchases and sales, and options.

The fair value of derivative financial instruments held for trading was £9 million asset (2007 – £28 million liability) arising in the commodity trading and reinsurance operations.

Fair value estimation
The fair value of derivative financial instruments is based on the market price of comparable instruments at the balance sheet date if they are publicly traded. The fair value of the forward currency contracts has been determined based on market forward exchange rates at the balance sheet date. The fair values of short-term deposits, receivables, payables, loans and overdrafts with a maturity of less than one year are assumed to approximate their book values. The fair values of bonds, bank and other loans, including finance lease liabilities due in more than one year, are estimated by discounting the future contractual cash flows at the current market interest rate available to the Group for similar financial instruments, adjusted for the fair valuation effects of currency and interest rate risk exposures where those instruments form part of a related hedging relationship, financial and commodity forward contracts and options, and commodity futures. The value of certain items of merchandisable agricultural commodities that are included in inventories are based on market prices.

Going concern
After making enquiries, the directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. For this reason they continue to adopt the going concern basis in preparing the accounts.

This section shows how our Board and executive management aim to uphold the highest standards of corporate governance, and how we apply our four core values – safety, integrity, knowledge, innovation – to everything we do.



How we run the business

Board of directors



1 Sir David Lees
Chairman
Joined the Board and was appointed Chairman in October 1998. He joined GKN plc in 1970 and was appointed Group Finance Director in 1982, Group Managing Director in 1987 and then Chairman and Chief Executive in 1988 before becoming non-executive Chairman of GKN in 1997 until his retirement in May 2004. He served as a non-executive director of the Bank of England from 1991 to 1999 and as Chairman of Courtaulds plc from 1996 to 1998. He is currently Deputy Chairman and Senior Independent Director of QinetiQ Group plc, a director of Royal Opera House, Covent Garden Limited, a member of the Panel on Takeovers and Mergers and is a former Chairman of the Governing Body of Shrewsbury School. He is a Fellow of the Institute of Chartered Accountants in England and Wales, and is a Deputy Lieutenant of the County of Shropshire. Aged 71.

2 Iain Ferguson, CBE
Chief Executive
Joined the Group and was appointed Chief Executive in May 2003. Previously, he worked for Unilever where he held a number of senior positions including Executive Chairman of Birds Eye Walls and Senior Vice-President, Corporate Development. He is a former Commissioner on the UK Government's Policy Commission on the Future of Farming and Food and also a former President of the Institute of Grocery Distribution. He is currently President of the UK Food and Drink Federation and Honorary Vice-President of the British Nutrition Foundation. Aged 52.

3 Richard Delbridge
Senior Independent Director
Joined the Board in September 2000 and was appointed Senior Independent Director in December 2003. A Chartered Accountant, he is a former Partner of Arthur Andersen & Co. In 1976, he joined JP Morgan and was Group Comptroller and later Managing Director of the London offices. In 1989, he was appointed Director, Group Finance at Midland Bank plc, later becoming Group Finance Director, HSBC Holdings plc. In 1996, he was appointed Director and Group Chief Financial Officer of National Westminster Bank Plc, a position he held until April 2000. He is a non-executive director of JP Morgan Cazenove Holdings and Fortis Group, and a Council Member and Treasurer of The Open University. Aged 66.

4 Elisabeth Airey
Independent Non-Executive Director
Joined the Board in January 2007. From 1990 to 1999, she served as Finance Director of Monument Oil and Gas plc until its sale to Lasmo plc. She is currently the Senior Independent Director of Amec PLC and a non-executive director and Chairman of both the JP Morgan European Fledgeling Investment Trust PLC and Zetex PLC. She is also a non-executive director of Dunedin Enterprise Investment Trust PLC. Aged 49.

5 Evert Henkes
Independent Non-Executive Director
Joined the Board in December 2003. He worked for Royal Dutch Shell plc for 30 years, during which time he held a number of senior management positions in Europe and Asia Pacific, culminating in his appointment as Chief Executive of Shell Chemicals in 1998. He retired from Shell in April 2003. He is also a non-executive director of CNOOC Ltd, Outokumpu OYJ, Air Products and Chemicals Inc, and SembCorp Industries Ltd. Aged 64.

6 Stanley Musesengwa
Chief Executive, International
Joined the Group in 1979 as a refinery manager and subsequently performed a number of roles before becoming Regional Director, Tate & Lyle Africa in 1995. In December 1999, he was appointed Chief Executive of Tate & Lyle's European sugar refining businesses and its global sugar and molasses trading activities. He was appointed to the Tate & Lyle Board in April 2003 and as Chief Operating Officer in May 2003. He was then appointed Chief Executive, International in October 2007. He is a non-executive director of Croda International PLC. Aged 55.

7 John Nicholas
Group Finance Director
Joined the Group in June 2006 and was appointed Group Finance Director in July 2006. Having worked for Fisons plc for ten years in its Scientific Equipment Division, in 1992 he joined Williams Plc as a Divisional Finance Director. In 2000, he became Group Finance Director of Kidde Plc when it was demerged from Williams. He left Kidde in July 2005 following its purchase by United Technologies Corporation. He is a non-executive director of Rotork p.l.c. and a Fellow of the Chartered Association of Certified Accountants. Aged 51.

8 Stuart Strathdee
Corporate Development Director
Joined the Group in 1977. He has served in a variety of senior management positions including Group Treasurer, Managing Director of United Molasses and Managing Director, International Division. He was appointed to the Tate & Lyle Board in November 1994 and to his current position as Corporate Development Director in July 2003. He is a non-executive director of James Finlay Limited. Aged 56.

9 Robert Walker
Independent Non-Executive Director
Joined the Board in January 2006. He is currently Chairman of WH Smith PLC and of BCA Europe Ltd and is a non-executive director of Signet Group Plc and Williams Lea Holdings Plc. He started his career at Procter & Gamble and McKinsey & Co., then spent over 20 years with PepsiCo International, culminating as a Division President. In May 1996, he joined the Board of Severn Trent Plc as a non-executive director and then served as Group Chief Executive from August 2000 until his retirement in February 2005. Aged 63.

10 Dr Barry Zoumas
Independent Non-Executive Director
Joined the Board in May 2005. He is currently the Alan R. Warehime Professor of Agribusiness and Professor of Food Science and Nutrition at Penn State University, USA. He is also the Global Chairman of the International Life Sciences Institute. He worked for Hershey Foods Corporation for 27 years, the last 16 as Corporate Vice-President, Science and Technology. Aged 65.

11 Robert Gibber
Company Secretary
A solicitor, he joined Tate & Lyle in 1990 as a commercial lawyer. He was appointed General Counsel in 1997 and then also Company Secretary in 2001. Aged 45.

Executive management

Group Management Committee

The Group Management Committee is chaired by Iain Ferguson, Chief Executive, and oversees the development and execution of the Group's strategy. It also has overall responsibility for achieving business results. The current members of the Group Management Committee are listed opposite.

Changes to executive management

As explained in the Chief Executive's review on page 7, a number of changes are being made to the executive management team.

From 1 July 2008, the Group Management Committee will be replaced by a new Group Executive Committee. This Committee will be chaired by the Chief Executive and will comprise the Group Finance Director (John Nicholas), Company Secretary and General Counsel (Robert Gibber), President of Research and Development (Dr Bob Fisher), and the Presidents of the four business divisions. The new management structure is shown in the diagram below.

Members of the Group Management Committee

(At 21 May 2008)

Iain Ferguson (Chairman)
Chief Executive

Stanley Musesengwa[1]
Chief Executive, International

John Nicholas
Group Finance Director

Stuart Strathdee[2]
Corporate Development Director

D. Lynn Grider[3]
President, Food & Industrial Ingredients, Americas

Robert Gibber
Company Secretary and General Counsel

1 Retiring from the Board on 23 July 2008 and leaving Tate & Lyle
2 Retiring from the Board on 23 July 2008
3 Retiring from Tate & Lyle on 30 June 2008



Executive management structure
From 1 July 2008
Iain Ferguson
Chief Executive
Central functions
Finance, Legal, Human Resources, Secretariat, Corporate Development, Corporate Affairs
Research and Development
President
Dr Bob Fisher
Food & Industrial Ingredients, Americas
President
Matt Wineinger
Food & Industrial Ingredients, Europe
President
Olivier Rigaud
Sugars
Chief Executive
Ian Bacon
Sucralose
President
Karl Kramer
Support functions
Business divisions

Corporate governance

Tate & Lyle is committed to high standards of corporate governance, business integrity and professionalism in the way it conducts its activities. Throughout the year ended 31 March 2008, the Company complied with the Combined Code on Corporate Governance published in June 2006 by the Financial Reporting Council (the Code). The paragraphs below, together with the directors' remuneration report on pages 82 to 92, provide details of how the Company applies the principles and complies with the provisions of the Code.

Board of directors

The Board is collectively responsible for promoting the success of the Company and for providing entrepreneurial leadership within a framework of prudent and effective controls that enable risk to be assessed and managed. It sets the Company's strategic aims and ensures that necessary financial and human resources are in place to enable these objectives to be met and undertakes reviews of management performance. In addition, the Board sets the Company's values and standards and ensures that its obligations to its shareholders and others are understood and met.

The Board has a formal schedule of matters reserved to it for its decision. This schedule is reviewed annually and includes approval of:

- Group strategy;
- annual budget and operating plans;
- major capital expenditure, acquisitions or divestments;
- annual and half-year financial results and interim management statements;
- safety and environmental policies;
- appointments to the Board and as Company Secretary;
- senior management structure, responsibilities and succession plans;
- treasury policies;
- system of internal control and risk management; and
- dividend policy.

Other specific responsibilities are delegated to Board Committees, which operate within clearly defined terms of reference. Details of the responsibilities delegated to the Board Committees are given on pages 63 to 66.

There are eight scheduled Board meetings each year. Two of these meetings usually take place at an operating company. The Board also meets off-site for a day each year to consider the Group's strategy. In the year ended 31 March 2008, in addition to the eight scheduled meetings, four further meetings were held primarily to approve such matters as the publication of trading updates and interim management statements. Attendance at the eight scheduled meetings was 100%, other than one meeting where one director was absent.

The attendance of individual directors at all the Board meetings held during the year which they were eligible to attend is shown in the table below.

	Meetings attended
Sir David Lees, Chairman	12/12
Elisabeth Airey	10/12
Richard Delbridge	11/12
Iain Ferguson	12/12
Evert Henkes	12/12
Stanley Musesengwa	12/12
Kai Nargolwala (until 31 December 2007)	6/8
John Nicholas	11/12
Stuart Strathdee	11/12
Robert Walker	10/12
Dr Barry Zoumas	12/12

In the few instances where a director is unable to attend a Board or Committee meeting, his or her comments on the briefing papers to be considered at that meeting are given in advance to the relevant Chairman.

The Company Secretary is responsible for ensuring that Board procedures are followed and that applicable rules and regulations are complied with. All directors have access to the advice and services of the Company Secretary, whose appointment or removal is a matter for the Board as a whole. In addition, there is a formal procedure in place whereby, in the furtherance of their duties, directors can obtain independent professional advice, if necessary, at the Company's expense.

Board meetings are structured to allow open discussion and all directors participate in discussing the strategy, trading and financial performance and risk management of the Company.

All substantive agenda items have comprehensive briefing papers, which are circulated five days before the meeting. Members of executive management attend Board meetings and make presentations to the Board on a regular basis.

The chart below shows the approximate time the Board has taken to consider agenda items during the year separated into general categories.

Board allocation of time
Year ended 31 March 2008


Governance
9%
Operations
12%
Strategy
51%
Finance
and risk
23%
Capital expenditure
and investment
5%

The Company maintains appropriate insurance cover in respect of legal proceedings and other claims against its directors.

Chairman and Chief Executive
The roles of the Chairman and Chief Executive are separated and their responsibilities are clearly established, set out in writing and agreed by the Board. The Chairman is responsible for the leadership and workings of the Board and ensuring its effectiveness, and the Chief Executive for the running of the business and the implementation of Board strategy and policy.

The significant current commitments of the Chairman, Sir David Lees, are set out in his biography on page 59. The Board is satisfied that his other commitments do not unduly restrict him from carrying out his duties effectively.

Board balance and independence
The Board currently comprises the Chairman, who has no executive responsibilities, four executive directors and five non-executive directors.

With the exception of the Chairman, who is presumed under the Code not to be independent, the Board considers all the non-executive directors to be independent.

Richard Delbridge is the Senior Independent Director and is available to shareholders if they have any issues or concerns.

The names and biographical details of the current directors are given on page 59.

The non-executive directors have a wide range of skills and knowledge and combine broad business and commercial experience with independent and objective judgement. The Board is aware of the other commitments of its non-executive directors and is satisfied that these do not conflict with their duties as directors of the Company. Changes to the commitments of the non-executive directors are reported to the Board.

The terms and conditions of appointment of the non-executive directors are available for inspection at the Company's registered office and will be available for inspection at the Annual General Meeting (AGM).

Re-election of directors
The Company's Articles of Association require the re-election of one-third of the Board (or the nearest whole number below one-third) at each AGM. All directors are subject to re-election at least once every three years. Any directors appointed by the Board since the last AGM must stand for re-election at the next AGM. Any non-executive directors who have served for more than nine years will be subject to annual re-election.

The names of the directors retiring and standing for re-election at the 2008 AGM are set out on page 80. Further details are given in the letter from the Chairman to shareholders in relation to the 2008 AGM.

Information, induction and professional development
The Chairman, with the assistance of the Company Secretary, is responsible for ensuring that the directors receive accurate, timely and clear information on all relevant matters. On appointment to the Board, directors receive a comprehensive induction programme, which includes site visits and meetings with senior management across the businesses and Group functions. New directors also receive a pack of background reading about the Group and details of Board procedures and other governance-related matters. Major shareholders have been offered the opportunity to meet new non-executive directors as part of their induction programme.

Training and updates on particular issues are arranged for directors, as appropriate, on an ongoing basis, taking into account their individual qualifications and experience. The Company Secretary also helps directors to undertake any other professional development they consider necessary or desirable to assist them in carrying out their duties as directors or as members of the relevant Board Committees. Visits to external events or organisations are also arranged for the Board to help the non-executive directors in particular to gain a deeper insight into the Group's strategy and business activities.

Performance evaluation

In previous years, the Board's performance evaluation has been an internal exercise led by the Chairman. In 2008, however, to ensure that the annual evaluation process remained fresh and relevant, the Board engaged Dr Tracy Long of Boardroom Review to act as an independent facilitator. The evaluation process comprised of a written questionnaire supplemented by one-to-one interviews with each director and the Company Secretary. Dr Long also attended a Board meeting as an observer. Dr Long's report was presented to the Board as a whole for discussion.

The review found that the Board continues to operate in an effective manner. However, a number of recommendations were made for improvements such as to the timing and location of Board meetings, the format and content of Board papers, ways by which the non-executive directors can improve their understanding of the business and its operating environment, and succession planning. Actions are being taken to address each of the matters raised by the evaluation.

The performance of the individual directors is evaluated by the Chairman. Following this year's evaluation process, the Chairman concluded that each director continues to make an effective contribution to the work of the Board, is well prepared and informed concerning items to be considered by the Board, and that their commitment to the role remains strong.

During the year, the non-executive directors met together without the Chairman present, under the chairmanship of the Senior Independent Director, to appraise the Chairman's performance (the Senior Independent Director having first sought the views of the executive directors). In addition, the Chairman held a private meeting with the non-executive directors to appraise the Chief Executive's performance and to address any other matters the non-executive directors wished to raise.

The Audit, Nominations and Remuneration Committees each also held an evaluation of their work and effectiveness during the year, the results of which were reported to the Board by the respective Committee Chairmen. The reviews concluded that each Committee was operating in an effective manner.

Shareholder communications

The Chief Executive, Group Finance Director and Director of Investor Relations maintain a regular programme of visits and presentations to major institutional shareholders both in the UK and overseas. The Chairman and Senior Independent Director participate in this programme as appropriate. The Investor Relations Department provides the Board with a detailed report on discussions with major institutional shareholders each time it meets. In addition, all directors receive copies of analysts' reports on the Company, and the Board is briefed periodically by the Company's financial advisers on investors' perceptions of Tate & Lyle and its investor relations activities.

The non-executive directors are encouraged to attend presentations to analysts and shareholders, and in particular the presentations that take place on the publication of the Company's annual and half-year results.

The Chairman provides feedback to the Board on any matters raised with him by major shareholders. Some 250 shareholders normally attend the AGM and are invited to ask questions and meet informally with the directors after the formal proceedings have ended. The level of proxy votes lodged for and against each resolution, together with the level of abstentions, are announced to shareholders at the AGM and are published on our website.

The Company aims to present a balanced and understandable assessment in all its reports to the public and to regulators. Key announcements, financial reports and other information about the Group can be found on the Company's website at www.tateandlyle.com.

Board Committees

There are four main Board Committees: Chairman's, Nominations, Remuneration, and Audit. The terms of reference of each Committee are reviewed annually by the Board, are available upon request and are on the Company's website at www.tateandlyle.com.

The Committees are provided with sufficient resources to undertake their duties through access to the services of the Company Secretariat and, if deemed necessary, can obtain independent professional advice at the Company's expense. The Company Secretary, Robert Gibber, is Secretary to each Board Committee.

Chairman's Committee

The members of the Committee during the year, together with a record of their attendance at meetings that they were eligible to attend, are set out below.

	Meetings attended
Sir David Lees, Chairman	7/7
Elisabeth Airey	7/7
Richard Delbridge	7/7
Iain Ferguson	7/7
Evert Henkes	7/7
Kai Nargolwala (until 31 December 2007)	5/5
Robert Walker	6/7
Dr Barry Zoumas	7/7

The Committee comprises the non-executive directors and the Chief Executive under the chairmanship of the Chairman of the Board. The Committee meets before each Board meeting, as required, and provides an opportunity for the Chairman and Chief Executive to brief and obtain the views of the non-executive directors on specific issues.

Remuneration Committee

The members of the Committee during the year, together with a record of their attendance at meetings that they were eligible to attend, are set out below.

	Meetings attended
Evert Henkes, Chairman	7/7
Elisabeth Airey	7/7
Richard Delbridge	7/7
Sir David Lees	7/7
Kai Nargolwala (until 31 December 2007)	4/4
Robert Walker	6/7
Dr Barry Zoumas	7/7

The Committee meets as required, usually before each Board meeting. The Committee consists of the independent non-executive directors and the Chairman of the Board.

The Chairman of the Board, Sir David Lees, was appointed as a member of the Committee from 1 April 2007 as permitted under the Code published in June 2006. The Board considers that the Chairman's membership of this Committee helps to ensure that the Company's remuneration policy is aligned with its strategic objectives.

The Committee determines the individual remuneration packages of each executive director and other members of the Group Management Committee. This includes base salary, bonus, long-term incentives, benefits and terms of employment, including those upon which their service may be terminated. Additionally, the Committee approves the base salary, long-term incentives and benefits of certain other senior executives. In consultation with the Chief Executive, the Committee also determines the remuneration of the Chairman.

The remuneration of non-executive directors is determined by the Board, excluding the non-executive directors. The directors' remuneration report on pages 82 to 92 provides more information on the Company's executive remuneration policy and practice, and on the working of the Committee.

Nominations Committee

The members of the Committee during the year, together with a record of their attendance at meetings that they were eligible to attend, are set out below.

	Meetings attended
Sir David Lees, Chairman	4/4
Elisabeth Airey	4/4
Richard Delbridge	4/4
Iain Ferguson	4/4
Evert Henkes	4/4
Kai Nargolwala (until 31 December 2007)	3/3
Robert Walker	4/4
Dr Barry Zoumas	4/4

The Committee comprises the non-executive directors and the Chief Executive under the chairmanship of the Chairman of the Board (except when the Committee is dealing with the appointment of a successor to the Chairman of the Board when the Senior Independent Director chairs the Committee). The main responsibilities of the Committee are to:

- review the size and composition of the Board, including the planning of succession to the Board and the leadership needs of the Group generally;
- make recommendations to the Board on candidates for appointment as executive and non-executive directors and as Company Secretary, taking into account the balance of the Board and the required blend of skills and experience;
- make recommendations to the Board on the appropriate processes for the appointment of the Chairman of the Board;
- review annually the performance of each member of the Group Management Committee and to report on that review to the Remuneration Committee; and
- make recommendations to the Board on the nomination of the Senior Independent Director, the reappointment of non-executive directors upon the expiry of their term of office and the proposed re-election of directors retiring by rotation at the AGM.

When recruiting non-executive directors, the Committee considers the particular skills, knowledge and experience that would most benefit the Board, and external recruitment consultants are engaged to assist in the recruitment process.

No new non-executive or executive directors were appointed during the year. Kai Nargolwala resigned as a non-executive director from 31 December 2007, following his appointment as Chief Executive Officer of the Asia-Pacific Region for the Credit Suisse Group. Mr Nargolwala stood down from the Board as the requirement of his new role at Credit Suisse meant that he was no longer able to commit the required time to travel to the UK on a regular basis to attend Tate & Lyle Board meetings. Despite Mr Nargolwala's departure, the Committee considered that the Board continued to have a strong mix of skills and experience and that a replacement non-executive director was not currently required.

Audit Committee

The members of the Committee during the year, together with a record of their attendance at meetings which they were eligible to attend, are set out below.

	Meetings attended
Richard Delbridge, Chairman	4/4
Elisabeth Airey	4/4
Evert Henkes	3/4
Kai Nargolwala (until 31 December 2007)	3/3
Robert Walker	1/4
Dr Barry Zoumas	4/4

The Committee consists solely of independent non-executive directors. Following the AGM on 23 July 2008, Richard Delbridge will retire as Chairman of the Committee and will be succeeded by Elisabeth Airey. Richard Delbridge will continue to serve as a member of the Committee.

All the Committee members have extensive management experience in large international organisations and the Chairman, Richard Delbridge, who is a chartered accountant, is a former group finance director of a FTSE 100 company. The new Chairman, Elisabeth Airey, is a former finance director of Monument Oil and Gas plc.

The Committee meets four times each year. The Chairman, Chief Executive, Group Finance Director, Head of Global Audit and Assurance and other members of the senior management team (as invited by the Committee), together with the external auditors, usually attend meetings. The minutes of each meeting are circulated to all members of the Board. Both the Head of Global Audit and Assurance and the external auditors have access to the Chairman of the Committee outside of formal Committee meetings.

The Committee maintains a formal calendar of items that are to be considered at each Committee meeting and within the annual audit cycle to ensure that its work is in line with the requirements of the Code.

The main responsibilities of the Committee are to:

- monitor the integrity of the annual and half-year financial statements and any formal announcements relating to the Company's financial performance, paying particular attention to significant reporting judgements contained therein, including critical accounting policies and practices;
- review the Group's internal financial controls and its internal control and risk management systems;
- review and monitor the external auditors' independence and objectivity and the effectiveness of the audit process, taking into consideration relevant UK professional and regulatory requirements;
- make recommendations to the Board, for submission to shareholders for their approval in general meeting, in relation to the appointment, reappointment and removal of the external auditors and to approve the remuneration and terms of engagement of the external auditors;
- monitor and review the effectiveness of the Global Audit and Assurance function;
- develop and implement a policy on the engagement of the external auditors to supply non-audit services; and
- review arrangements by which employees may, in confidence, raise concerns about possible improprieties in matters of financial reporting, financial control or other matters.

During the year and up to the date of this annual report, the Audit Committee discharged its responsibilities as set out in its terms of reference by undertaking the following work:

- meeting prior to the Board meeting at which the annual report and financial statements, the half-year report and interim management statements were approved. In doing so, the Committee reviewed significant accounting policies, financial reporting issues and judgements and reports from the external auditors;
- reviewing the effectiveness of the external audit process, the external auditors' strategy and plan for the audit, and the qualifications, expertise, resources and independence of the external auditors;
- agreeing the terms of engagement and fee of the external auditors for the audit and recommending to the Board that PricewaterhouseCoopers LLP be proposed to shareholders at the AGM for reappointment as external auditors to the Company;
- reviewing the policy on auditor independence and the provision of non-audit services by the external auditors;
- receiving and considering regular reports from the Head of Global Audit and Assurance on the Group's risk management system, findings from reviews of internal financial controls, including those relating to tax risk and compliance, and the remit, organisation, annual plan and resources of the Global Audit and Assurance function;

- undertaking a review of the effectiveness of the Global Audit and Assurance function. The review in 2008 was generally positive but some areas were identified where improvements to processes and practices could be made, such as to further align the scope of the function's work with the Group's risk assessment process, and these are being implemented;
- reviewing the Committee's terms of reference and its effectiveness, and recommending changes to the Board as a result of this review. The review in 2008 concluded that no substantive amendments to the terms of reference were required and that the Committee had fulfilled its role and responsibilities appropriately;
- reviewing the annual report disclosure items relevant to the Committee, including the going concern statement and the reports on risk management and internal control;
- reviewing the potential impact on the Group's financial statements of significant corporate governance and accounting matters;
- reviewing the findings of the external auditors, their management letters on accounting procedures and internal financial controls and audit representation letters;
- meeting separately with the Chief Executive, Group Finance Director, external auditors and the Head of Global Audit and Assurance in order to understand any concerns relevant to the Audit Committee that they might have;
- reviewing procedures under which employees may, in confidence, raise concerns about possible improprieties in matters of financial reporting, financial control or other matters; and
- reviewing an annual report on the Group's systems of internal control and its effectiveness, and reporting the results of the review to the Board.

During the year, training was also provided to Board and Committee members outside the scheduled meetings on subjects of particular relevance, such as the impact of changes to accounting standards.

The Committee operates a policy to safeguard the objectivity and independence of the external auditors. This policy sets out certain disclosure requirements by the external auditors to the Committee, restrictions on the employment of the external auditors' former employees, partner rotation and procedures for the approval of non-audit services by the external auditors. During the year, the Committee reviewed the processes that PricewaterhouseCoopers LLP have in place to safeguard their independence and received a letter from them confirming that, in their opinion, they remained independent.

The procedure for the provision of non-audit related services by the external auditors is governed by a schedule appended to the policy on auditor independence. This schedule categorises such services between:

- those services which the external auditors are permitted to provide;
- those services which the external auditors are not permitted to provide; and
- those services which require approval of the Audit Committee before the external auditors can be appointed.

A report is made to the Committee each time it meets setting out the non-audit services provided by the external auditors during the year and the fees charged. Details of the amounts paid to the external auditors are given in Note 7 to the Group financial statements on page 110. Having undertaken a review of the non-audit related services provided during the year, the Committee is satisfied that they did not prejudice the external auditors' independence.

Risk management

The Board of Directors has overall responsibility for the Group's system of internal control and risk management. The schedule of matters reserved to the Board ensures that the directors control, among other matters, all significant strategic, financial and organisational issues.

The Group's enterprise-wide risk management and reporting process, which was developed, defined and rolled out across the Group by a risk management team, assists management throughout the Group to identify, assess and mitigate risk. The process, which is designed to deliver competitive advantage for the Group, involves the identification and prioritisation of key risks through an ongoing programme of workshops, facilitated by the risk management team, held around the Group. During the year, 150 employees attended 12 risk workshops held throughout the Group in order to identify risks to the business. The identified risks then cascade up through functional and divisional levels to the Group Management Committee. This culminates in the identification of the Group's key business, financial, operational and compliance risks with associated action plans and controls to mitigate them where possible (and to the extent deemed appropriate taking account of costs and benefits).

Under the process, senior executive management confirms to the Audit Committee at least twice a year that these key risks are being managed appropriately within their operations and controls have been examined and are effective. Responsibility for managing each key risk and the associated mitigating controls is allocated to an individual executive within each division. Changes in the status of the key risks and changes to the risk matrix are reported regularly to executive management and to the Board.

The Board intends to conduct a review of the risk management and reporting process in the year ending 31 March 2009.

Internal control

The Board of Directors has overall responsibility for the Group's system of internal control and for reviewing its effectiveness. The Board delegates to executive management the responsibility for designing, operating and monitoring both the system and the maintenance of effective internal control in each of the businesses that comprise the Group. These systems of internal control are designed to manage rather than eliminate risk, and can only provide reasonable and not absolute assurance against material errors, losses, fraud or breaches of laws or regulations. All the material joint ventures that the Group is party to currently follow the Group's formal systems of internal control and their internal control procedures are regularly reviewed by the Group's Global Audit and Assurance function. The systems of internal control are based on a process of identifying, evaluating and managing risks and include the risk management processes set out above. These accord with the guidance in the Turnbull Report and were in place throughout the year and up to the date of the signing of this annual report. The key risks that might hinder the achievement of the Group's business objectives are managed, controlled and monitored by the following processes:

- the Group's businesses operate under mandatory written policies and procedural manuals to provide an appropriate control environment. The Group policies and procedures set out the Group's commitment to competence, integrity and ethical values. These policies are reviewed by the Board annually and changes are made as appropriate to enhance existing control procedures;
- key strategic risks are addressed through the Group's process of preparation of plans by each operating unit and the compilation of these risks in the Group's operating plan;
- there is a comprehensive annual planning and financial reporting system comparing results with plan and the previous year on a monthly and cumulative basis. The process of planning, budgeting and making short-term forecasts, which is subject to an ongoing review, should provide early warning of potential financial risks. Revised forecasts for the year are produced at least quarterly. Reports include a monthly cash flow statement projected for 15 months;
- the Chief Executive and Group Finance Director undertake regular financial and operational reviews of the major operating units within the Group;
- the Chief Executive and the Group Finance Director submit written reports to each Board meeting, which include consideration of changing threats and opportunities within the business. The standard Board review of investments and disposals includes identification of major risks that could affect the outcome of each project, with a sensitivity analysis;
- the Company has defined procedures for the authorisation and project management of capital expenditure and investment, granting of guarantees, trading and hedging of currencies and commodities and use of treasury products; and
- formal annual reports and presentations are received by the Board on certain areas of special risk. These include insurance, treasury management, commodity trading, pensions, safety and environmental issues.

The Audit Committee periodically reviews the effectiveness of the system of internal control through reports from the external auditors and the Global Audit and Assurance function. The Global Audit and Assurance function follows a planned programme of reviews that are aligned to the risks existing in the Group's businesses. It has the authority to review any relevant aspect of the business.

The Board, with assistance of the Audit Committee, has conducted an annual assessment of the effectiveness of the systems of risk management and internal control during the financial year and up to the date of this annual report. The review, which is co-ordinated by the Global Audit and Assurance function, includes a Group-wide certification that appropriate internal controls are in place and on the state of their effectiveness. The internal audit function monitors and selectively checks the results of this exercise, ensuring that the representations made are consistent with the results of the department's work during the year. Where weaknesses have been identified, plans for correcting them are also reported. The results of this exercise are summarised for the Audit Committee and the Board. In the event that any significant losses were to be incurred during the year as a result of the failure of controls, a detailed analysis would be provided to the Audit Committee and the Board. The Board confirms that where significant weaknesses were identified in relation to the review conducted during the year, necessary remedial action has been or is being taken.

Corporate social responsibility

For Tate & Lyle, corporate social responsibility equates to applying our four core values – safety, integrity, knowledge and innovation – to the way we run our business. This means continuous progress in achieving the highest standards of safety, considering the environmental impact of every aspect of what we do, and treating our employees, suppliers and the communities in which we work as long-term partners.

Putting these concerns at the centre of our business requires proactive management at every level within the Company. The Board reviews Tate & Lyle's policies and performance annually, and the Chief Executive is the Board member accountable for all aspects of corporate social responsibility.

Revising the Business Code of Conduct
Our Business Code of Conduct (the Code) governs our approach to corporate social responsibility. The Code applies unconditionally to all parts of the wholly owned Group, and we also aim to apply the Code in those operations in which we have a 50% stake or more. Where we have a minority stake, we encourage our partners to adopt the Code.

Over the past year, we have updated our Code to ensure it is relevant to today's business, and the expectations of external stakeholders. Our first step was to conduct an internal consultation process with senior managers from all parts of our global operations, to get their views on what is important to their part of the business, and to their customers and suppliers, in their respective geographies. We then worked with the consultancy Business for Social Responsibility, a global expert in corporate social responsibility, to redraft the Code in light of these views and taking into account best practice.

The new Code was approved by the Board in April 2008. We are now communicating the Code to business partners and all employees, and will include training where relevant. The Code will help us ensure our business sets and upholds consistently high standards across the world.



Safety

Tate & Lyle has no higher priority than safety, which we believe is fundamental to running a successful business. This means ensuring safe and healthy conditions for everyone at our sites: employees, contractors and visitors. By reporting, recognising and rewarding safety performance, we aim to ensure that all our operations focus on continuous improvement.

Overview
Our employee safety performance showed good improvement in 2007, with progress in all areas. However, while employees' efforts have paid off, we were disappointed that our contractors' safety results were down on a particularly good previous year.


DO NOT
OPERATE
Our lockout-tagout system helps ensure the safety of everyone working on a piece of equipment.

Group safety index



3.51 2.84 1.72 2.41 2.08
2003 2004 2005 2006 2007

The smaller the index, the better the performance.

Our target is zero for every Tate & Lyle operation.

Benchmarking safety
recordable injury rate*



7.40 5.30 2.00 5.80 1.92 0.80 1.03
US industry
4.40
A B C D E F G

A US food manufacturing
B US grain milling
C US corn refiners
D US sugar industry

Tate & Lyle
E Food & Industrial Ingredients, Americas
F Food & Industrial Ingredients, Europe
G Sugars (Europe)

* Number of injuries per 200,000 employee hours requiring more than first aid.

US industry statistics as reported by the US Bureau of Labor Statistics.

Benchmarking safety
lost-time accident rate*



4.80 3.00 1.10 3.00 0.51 0.29 0.92
US industry
2.30
A B C D E F G

A US food manufacturing
B US grain milling
C US corn refiners
D US sugar industry

Tate & Lyle
E Food & Industrial Ingredients, Americas
F Food & Industrial Ingredients, Europe
G Sugars (Europe)

* Rate of recordable injuries sufficiently serious to result in lost work days or restricted work activities.

US industry statistics as reported by the US Bureau of Labor Statistics.

Employee safety results for calendar year 2007
Most locations equalled or improved on their 2006 performance, including 15 that reported no lost-time accidents and ten that reported no recordable injuries for the year. We were pleased that our overall results returned to the pattern of improvement we had seen in previous years, with all our measures showing better performance compared with calendar year 2006 results.

- **Group safety index** (weighted average of injuries sustained in the workplace across Tate & Lyle, with more severe incidents having greater impact) improved by 13.7%.
- **Recordable injury rate** (injury requiring treatment beyond first aid) improved by 19.7%.
- **Lost-time accident rate** (recordable injury sufficiently severe to result in lost work days or to restrict the employee's ability to perform his/her job) improved by 13.5%.
- **Severity rate** (number of work days lost due to injuries per 200,000 employee hours) improved by 13.1%.

Benchmarking results
The USA and Europe compile safety statistics differently and therefore comparisons are difficult. However, we can compare the performance of each of our divisions with results from the US Bureau of Labor Statistics. The most recent results available from the Bureau are from 2006, with the exception of the US corn refiners, whose results are from 2007. Again this year, our divisions are outperforming the average reported standard for their peers in their respective sectors and in the US private sector as a whole.

Contractor safety results for calendar year 2007
For the fourth consecutive year we have compiled contractor safety statistics. One consequence of heavy construction activity this year has been an unfortunate worsening of our contractor safety statistics, although they are still considerably better than 2005. We are pleased, however, that our contractor safety statistics still compare favourably with those reported by the US Bureau of Labor Statistics.

Compared with the 2006 calendar year results:

- **Contractor safety index** worsened by 22.6%.
- **Recordable injury rate** improved by 2.9%.
- **Lost-time accident rate** worsened by 1.9%.
- **Severity rate** worsened by 30.6%.

Benchmarking results
Contractor safety continues to compare well with the US Bureau of Labor Statistics 2006 (the most recent data available). The Bureau reports the overall recordable injury rate per 200,000 employee hours for US contractors to be 5.50 against 1.67 at Tate & Lyle, and the overall lost-time accident rate to be 2.00 against our 0.55.

Contractor safety index



1.25 1.77 4.32 14.80 7.45 3.36 4.61 0.17 3.63 5.32 3.77 12.48 2.86 6.04 0.97 2.05 0.00 0.00
A 2005 A 2006 A 2007 B 2005 B 2006 B 2007 C 2005 C 2006 C 2007 D 2005 D 2006 D 2007 E 2005 E 2006 E 2007 F 2005 F 2006 F 2007

A Food & Industrial Ingredients, Americas
B Food & Industrial Ingredients, Europe
C Sucralose
D Sugars (Europe)
E Citric acid
F Sugars (Vietnam)

Benchmarking contractor safety recordable injury rate*



1.67 5.50
A B

A Tate & Lyle
B US industry

* Number of injuries per 200,000 employee hours requiring more than first aid.

US industry statistics as reported by the US Bureau of Labor Statistics.



Benchmarking contractor safety lost-time accident rate*



0.55 2.00
A B

A Tate & Lyle
B US industry

* Rate of recordable injuries sufficiently serious to result in lost work days or restricted work activities.

US industry statistics as reported by the US Bureau of Labor Statistics.

Managing safety

Maintaining a consistently safe and healthy workplace for our people requires effective, proactive management. We operate network safety committees in the Americas and Europe that share knowledge and experience between plants with the aim of ensuring consistently high standards of safety across Tate & Lyle. The core elements of our approach to safety are:

- emphasis on the importance of behaviour by encouraging a culture of safety at all locations;
- improving communications and sharing best practice throughout the Group;
- the auditing of safety and loss control programmes; and
- the active involvement of senior executives in auditing and promoting safety.

Projects and activities

Our network safety committees have worked on a number of programmes this year, including:

- establishing a technical framework for applying Tate & Lyle's safety and safety engineering standards globally;
- conducting behavioural audits across the Group; and
- recognising and encouraging contractor safety performance through contractor safety committees and award schemes.

Awards

To qualify for entry to our World Class Safety Excellence awards programme, plants must:

- operate the entire year without lost time;
- have active employee participation in their safety programme;
- have an active auditing programme; and
- demonstrate adherence to Tate & Lyle's standards during executive, management and network audits.

2007 winners were:

- large plant (over 250,000 employee hours per year): Jurong Island, Singapore;
- small plant (fewer than 250,000 employee hours per year): Plaistow, UK; and
- most improved safety performance
  - Europe: Koog an de zaan, The Netherlands
  - Americas: Tate & Lyle Grain, USA.

Outlook

Contractor safety and behavioural auditing will be important areas to focus on in 2008. We are developing a tracking system for behavioural audits, which will allow us to analyse trends more effectively and therefore focus better on what our main issues are. By focusing on the importance of behaviour, increasing our efforts to improve contractor safeworking systems, focusing on leading safety indicators, confirming best practice and promoting the active involvement of employees in safety efforts, our aim is to improve performance against all our safety measures in 2008.

Environment

Tate & Lyle believes that companies must take steps to manage their impact on the natural environment. As a consequence, we are committed to conducting our business in a manner that is sensitive to the environmental needs of the communities within which we operate. We aim to achieve this by upholding defined, key environmental standards in all of our operations, and we actively encourage our business partners to demonstrate similar levels of commitment.

All our locations fully integrate environmental management into their operational systems and procedures. The Board reviews environmental performance and our policy annually.

Overview

Managing our impacts to produce a more positive result is good for the environment and also brings economic benefits to Tate & Lyle. When reviewing our environmental footprint, it has always been Tate & Lyle's policy to focus particularly on those impacts that have most effect on the environment and over which we have direct control. Our three most significant environmental impacts are, in order of magnitude, energy use, water use and non-hazardous solid waste production. Energy use is by far our most significant impact, and we therefore give it the highest priority.



The new water treatment system at our Sagamore, Indiana, plant has reduced water discharge to the city of Lafayette by 330,000 gallons per day.

Carbon footprint

In 2007, with the help of environmental consultancy URS, we developed a carbon footprint model to measure the impact of our operations on the environment. We began by measuring the carbon footprint of our UK cane sugar refining business from sugar cane field to supermarket shelf. This is known as secondary carbon footprint data, as it covers cultivation to disposal. Raw cane sugar milling is almost carbon neutral. Cane grows in the field, waste fibre from the cane powers the factory and the cane re-grows each year, usually up to five times without the need for replanting. It is then transported to our European refineries by ship. Our current secondary carbon footprint is around 0.43 tonnes of CO_2 per one tonne of sugar produced, which means that the carbon footprint of a bag of sugar made from cane sugar is currently about half that of beet sugar. The carbon footprint of cane sugar produced at our Thames Refinery will be reduced by 25% in just over one year when our new biomass boiler comes on stream in March 2009.

We then rolled out a model to measure the primary carbon footprint for our large sites across all divisions. A primary carbon footprint measures the carbon associated with production at a specific site. This is the most applicable measure for a business-to-business company, as the ingredients produced are then used in a wide range of other goods.

Our current primary carbon footprint across all major sites is 0.39 tonnes of CO_2 per tonne of production. Because this is a relatively new area of analysis, it is difficult at this stage to benchmark our performance against others. However, we hope that by calculating our total carbon footprint, we will be much better able to manage our overall impact on the environment and can use it to benchmark our own performance year on year.

Revising our environmental policy

Tate & Lyle's environmental policy, which applies to all parts of the Group, was updated this year to bring it into line with current best practice. A copy of our policy can be found on our website at www.tateandlyle.com. We also adopted an environmental mission statement covering the following points:

- as a minimum, we comply with all applicable laws and regulations, and we exceed local requirements or legislation where commercially feasible;
- we make continuous efforts to prevent pollution and improve environmental performance throughout all our activities;
- we seek to minimise the use of energy, materials and natural resources;
- we strive to develop renewable sources for energy and materials used in our processes;
- we assess environmental risks associated with existing and new activities (or when decommissioning facilities), and establish controls to ensure that any risks remain at an acceptable level;
- we develop renewable products for our customers to help them reduce their impact on the natural environment;
- we encourage all employees to respect and have concern for the environment through procedures and training; and
- we have clearly defined and communicated procedures as part of our management systems for achieving these commitments.

Group energy index


0.83 0.84 0.81 0.80 0.79
2003 2004 2005 2006 2007

The smaller the index, the better the performance.

Group water index


0.81 0.80 0.80 0.78 0.81
2003 2004 2005 2006 2007

The smaller the index, the better the performance.

Group non-hazardous solid waste index


1.07 1.16 1.32 0.93 1.02
2003 2004 2005 2006 2007

The smaller the index, the better the performance.

Calendar year 2007 results
We focus our measurement and our improvement efforts on the areas that have most environmental and financial impact. Compared with 2006 results:

- **Energy consumption** reduced by 1.3%.
- **Water consumption** increased by 3.8%.
- **Non-hazardous solid waste production** increased by 9.7%.

Every 1% improvement in our energy index offers a cost saving estimated at £1.7 million. An equivalent improvement in the water index would save £100,000 and, in the non-hazardous solid waste index, £17,500.

This year we again did not achieve our Group target of an annual 3% reduction on a per unit basis in energy consumption, although as a result of our continuous investment programmes we were pleased to have achieved a slightly greater reduction than the previous year. However, we did not succeed in reducing Group water consumption or non-hazardous solid waste production, and therefore improvements to both these indices are important targets for 2008.

In January 2008, Tate & Lyle was one of 20 leading food and drink companies to agree to a UK industry-wide commitment to improve water efficiency and reduce water use. This agreement was jointly developed by the UK Food and Drink Federation and resource efficiency experts Envirowise.

Investing in renewable energy sources
Reducing energy consumption gets more difficult each year as we produce more value added products, which use more energy than producing our traditional products. Energy is a particular concern for us, because not only is it a big contributor to our overall carbon footprint, but it is also one of the most significant costs in our business.

To help reduce energy costs and to improve our environmental performance, we have developed proprietary technology to use renewable energy sources (biomass) in our plants. During the year, construction began on our £20 million project to build a biomass boiler at Thames Refinery, UK, which is on target to be completed by March 2009. This will supply 70% of the refinery's energy requirements. We are using similar technology at our new corn wet mill which is under construction at Fort Dodge, Iowa. We are also exploring the potential application of this technology at other plants around the world.

Violation, abatement and compliance orders
The vast majority of our operations completed 2007 without incident. Where Tate & Lyle inadvertently contravened regulations, largely to do with emission levels, we reacted immediately to correct the problems.

Managing environmental impacts
Managing environmental impacts is very important at Tate & Lyle. Environmental risks are included in the Group-wide risk management process, and are reviewed and assessed regularly. For more information, see risk factors on page 34 and corporate governance on page 66.

Measuring data
We collect detailed data and report results from each operating unit quarterly, using a comprehensive system that has been validated by our Global Audit and Assurance department. We then normalise the data to reflect the amount of product manufactured. This protects the commercial sensitivities of the data while allowing us to report publicly on our progress, and make comparisons between years. The results are then aggregated to create a single set of indices for the Group, adjusted to take account of acquisitions and disposals.

Management systems

Every operating unit has an environmental management system. Each unit is required to assess its environmental impact and develop an improvement plan based on identified areas of priority, focus and opportunity, in line with the Group's overall environmental management strategy. Capital projects are assessed for their environmental impact, and we investigate whether there are more environmentally sound ways of achieving our aims.

Each operating unit has incident, emergency and contingency plans. These are regularly updated to meet new conditions and requirements. We have crisis management procedures to provide an effective response in case of incident or emergency, including escalation to the Group Crisis Management Team when appropriate.

Training

Employees receive regular training on managing environmental impacts and changes in legislation, so that they are always aware of relevant issues. Many operating units have environmental management committees that meet regularly to discuss progress.

Customers and suppliers

We work closely with our customers to ensure our systems meet their requirements. We brief all contractors on key environmental issues to make sure that we and they are managing our environmental impact effectively.

Outlook

Energy consumption will continue to be our major environmental challenge, as energy costs rise and we look to reduce our per unit carbon emissions. By continuing to invest in reducing per unit consumption, exploring alternative energy sources and technology, and encouraging a culture of concern for environmental issues at all our plants, we aim both to control costs and improve our impact on the environment.

Employee health and wellbeing

At Tate & Lyle, we aim to lead the way in employee health. Programmes will differ across the Group according to local needs, but all are based on the principle that the Company has a role to play in helping employees improve their health by providing information, advice and other support on health and wellbeing.



The occupational health clinic at Thames Refinery, London, UK.

Calendar year 2007 highlights

UK

Tate & Lyle's occupational health programme includes health promotion activities, an occupational health clinic, and advice on healthy eating and counselling services. It has been used as a model for other businesses and public sector organisations by the UK Department of Health's Business Communities of Health initiative. In 2007, we were invited to run workshops at the Skills for Health Pan London Healthcare Employer Fair to help others learn from our programme.

Tate & Lyle won a number of awards in 2007, including the vocational rehabilitation award from *Occupational Health* magazine, and a silver award for our active back-care management programme at the UK Food and Drink Federation Community Partnership Awards.

Sandra Neylon, who leads our occupational programme, was also awarded the East London Business Alliance's Health Programme Supporter of the Year Award for her wide-ranging contribution.

Developments in our UK programme this year include:

- support for giving up smoking in association with the statutory ban on smoking in public places, which came into force on 1 July 2007;
- stress risk assessment training for managers in line with the Health and Safety Executive's best practice guidelines;
- baby care first aid classes;
- comprehensive travel advice and support, including inoculations;
- participation in the training of general practitioners (doctors); and
- support for national campaigns for back care, prostate and breast cancer.

Europe
Many of our mainland European plants offer similar health programmes to the UK. These include Company-sponsored fitness programmes, health and wellbeing awareness campaigns, healthy menu options in employee restaurants and annual health and fitness check-ups.

USA
Tate & Lyle continues to encourage employees to adopt healthy lifestyles by offering tools and programmes, such as:

- **'Blue Points' system:** we offer this web-based system to all employees via our healthcare provider. It provides a platform for employees to initiate and track healthy behaviours. Employees earn points for meeting certain health targets, which can be redeemed online for health-related items such as yoga mats and gym bags.
- **Health risk self-assessment:** we encourage employees to complete this online self-assessment, which is then reviewed by medical experts from our healthcare provider. These experts then give feedback and recommendations to employees.
- **Health and fitness:** many plants offer exercise facilities or Company-sponsored fitness programmes.
- **Stopping smoking/weight management:** employees enrolled in the Blue Cross Blue Shield health plan have access to various programmes either to help stop smoking or to manage their weight.

Outlook
Our long-term goal is to raise the standards of employee health and wellbeing throughout Tate & Lyle. We will continue to share best practice and ideas more widely across the Group, as well as with other employers and healthcare partners, particularly in the UK.

Commercial partners/suppliers

Good, long-term relationships with our partners and suppliers are very important at Tate & Lyle. We have a consistent, Group-wide approach, based on our Code of Conduct, which covers purchasing strategies at global, regional and local levels. Supply chain ethics are important to us, and we are committed to sharing best practice and improving standards among suppliers.



Sugar cane growing in the People's Democratic Republic of Laos from where raw sugar will be shipped to Tate & Lyle for refining from mid-2009 onwards.

Raw material suppliers
Growers and producers of corn and sugar cane, the raw materials we use to make our products, are our biggest suppliers, and we have developed long-standing and mutually beneficial relationships with them over many years. We apply rigorous standards to our raw materials suppliers, and survey many of them on their ethical commitment. We work closely with them to ensure compliance with our needs, implementing traceability and ensuring that our customers' requirements are fully met.

Sugar cane
Auditing the supply chain
During the year, we introduced an auditing programme designed to evaluate the social, ethical and environmental performance of our suppliers and to identify any shortcomings. Where these are found, we will work with that supplier to encourage the necessary improvement. We do not purchase our raw sugar from farmers or sugar mills, but from contract parties, which are government organisations, co-operatives, etc. Auditing the contract party alone will not necessarily determine or improve conditions in the mills supplying sugar for our refining operations, or of the farmers themselves. We have therefore taken the decision to audit our second-tier suppliers with, at this stage, some random sampling of farmers included.

In order to ensure independence, we have contracted a third-party organisation, Cert ID, to run this auditing programme for us. Cert ID is a European certification body that undertakes social, ethical and sustainable auditing against the internationally recognised ProTerra standard. In a rolling three-year period, the auditing programme will cover over 80 supplying mills in 18 countries, with annual repeat audits scheduled for those operations based in countries of particularly high risk.

Fairtrade

Reflecting our long-term commitment to our suppliers, in February 2008 we announced our decision to convert all UK retail cane sugar to Fairtrade by the end of 2009. See page 16 in the sustainable sourcing section for more details.

Better Sugarcane Initiative

We continue to support the Better Sugarcane Initiative (BSI), a multi-stakeholder collaboration, whose mission is to promote measurable improvements in the key environmental and social impacts of sugar cane production and primary processing. Hari Morar, Technical Director, Sugars for Tate & Lyle, is now chairing the BSI. Over the last year, the initiative has made good progress in establishing itself on a firm operational footing, including finalising its core principles and criteria, terms of reference for technical working groups and appointing the group leaders, gaining recognition within the UK and internationally, and recruiting new members and supporters.

Corn

We process around 2% of the US corn crop each year. The long-term relationships we have built over the years with the family-owned grain businesses, local farmers and other commercial partners who provide us with corn ensure we have the supplies we need for our corn wet mills. See page 14 in the sustainable sourcing section for more details.

Sustainable procurement

Aside from our raw material suppliers, we continue to review procurement to look at how we can encompass sustainability more fully in our strategies.

Outlook

We aim to continue to improve standards in our supply chain through developing our work on supply chain ethics, risk management and sustainable procurement, and by working increasingly closely with suppliers to share best practice on a range of issues. We will continue to develop our supplier audit programme to ensure consistently high standards across the Group.

Communities

Tate & Lyle aims to play a positive role in all the communities in which we operate. Over the years we have developed a Group-wide community involvement policy that forms one of the core components underpinning our ethical behaviour. Our programme involves building long-term relationships with local partners to deliver a shared objective: establishing strong, safe and healthy communities by investing time and resources into projects that directly address local needs.



Children from Drew Primary School learn through art on the VerbalEyes programme with Tate Britain, London, UK.

Overview

Our community partnerships are well supported by employees, many of whom take part in our programmes. Tate & Lyle's community involvement benefits our employees by enhancing their own local community, offering significant personal development opportunities and making Tate & Lyle a company for which they are proud to work.

Each year we support around 300 organisations, ranging from long-established charities to fledgling community organisations. Community support takes many forms, depending on the needs of the organisation, and includes funding, employee volunteering, consultancy, donation of products and equipment donation and, for selected partners, free use of the Company's warehousing, office accommodation and meeting room facilities.

We were delighted to win a silver 'Big Tick' award at the UK's Business in the Community's 2007 Jubilee Awards in recognition of our long-term partnerships with local organisations. These stretch back almost 30 years in the case of Community Links and are aimed at supporting the regeneration of the local community around Thames Refinery.

Charitable donations

Our Corporate Donations Committee oversees community policy throughout the world. Our aims are to select projects that target local needs and deliver the most positive impact, and to ensure that ultimately our community involvement work reflects our broader responsibilities as a company. Our guidelines for funding and support are:

- Education – 50%;
- Environment – 25%;
- Health – 15%; and
- Arts – 10%.

Actual community spend by allocation
Year ended 31 March 2008


Arts
9%
Health
15%
Education
56%
Environment
20%

In the financial year to 31 March 2008, Tate & Lyle's total worldwide charitable donations were £642,000 (2007 – £687,000). Our total global pro bono contribution in goods and services is estimated to have been £254,000, up from £218,000 in the previous year.

We support many initiatives and local organisations involved in community regeneration around the world. Listed here is a selection from each region in the past year.

UK

- **VerbalEyes:** in partnership with Tate Britain, we continue to support this programme in which primary school children complete a six-month project that uses original works of art to improve language and literacy skills.
- **Community Links:** a local charity working to regenerate the area of Newham in east London.
- **Community Food Enterprise:** a social enterprise improving community access to affordable fresh fruit and vegetables in east London.
- **Eastside Young Leaders Academy:** east London institution that works with young African and Caribbean men to inspire them to become leaders.
- **Hoops4Health:** a group of professional basketball players who work with primary schools to promote healthy eating and emphasise the importance of physical exercise.

Europe (not UK)

- **Support for children:** our German business, G.C. HAHN & Co., supports a programme in Upsala-circus, St Petersburg, that helps reintegrate children who have been at risk back into the community.
- **Veronesi:** our Italian business, Cesalpinia, supports this cancer research charity.

USA

- **Boys & Girls Club of America:** a programme in Decatur, Illinois, designed to inspire and enable all young people to realise their full potential.
- **Education:** Tate & Lyle gives regular support to a number of educational institutions, including Brush College, Associated Colleges of Illinois, and Milliken and Purdue universities.
- **Loudon Tate & Lyle Performing Arts Center:** an amphitheatre that holds a variety of entertainment such as seasonal concerts and events.

South Africa

- **Domino Servite School:** Tate & Lyle has funded developments at this school in Kwazulu Natal, and is partnering with them in the long term to support the running of the science laboratory.
- **Helenic Community of the West Rand:** we support this Greek school community.
- **Kid's Haven:** we provide support for this children's care centre.

Vietnam

Nghe An Tate & Lyle, our sugar business in Vietnam, supports the following programmes:

- **Roads:** provincial and communal road maintenance in the factory's cane plantation area.
- **For the Future:** supplying text books and school stationery for under-privileged children when they start school.
- **Housing:** helping to improve housing for cane farmers.

China

- **Nanji village, Nanj Cun West district:** we provide waste clearance and improvements to the village environment.

Employee volunteering

Tate & Lyle employees around the world make huge efforts to support their local communities. Their involvement is vital to maintain the long-term good relationships we have developed with these communities; volunteering also brings skills and experience from the workplace into the community that corporate funding alone cannot achieve. Of the organisations we support, several have been partners for over a decade and our employees join their committees, advocate their causes in the wider community and provide mentoring and business skills.



Results of 2007 Community Involvement Report UK survey: Tate & Lyle's performance
Marks out of 4


3.7 3.8 3.9 3.8 3.7 3.8 4.0 3.9 3.6 3.7 3.8 3.9 3.8 3.8 3.7
A 2003
A 2004
A 2005
A 2006
A 2007
B 2003
B 2004
B 2005
B 2006
B 2007
C 2003
C 2004
C 2005
C 2006
C 2007

A Efficiency of response
B Willingness to support
C Contribution to the community

Volunteering also brings benefits to Tate & Lyle. Employees tell us that they benefit hugely from community work, which helps them develop their skills and become more rounded as individuals. A strong volunteer network is vital to the success of our community involvement programme, and developing that network across Tate & Lyle is an important ongoing aim. Here we highlight some of our employees' volunteering activities from around the world.

UK

- **Educational visits:** 850 students and 100 teachers visited Thames Refinery, Plaistow Wharf and Sugar Quay during 50 curriculum-based visits.
- **Gifted & Talented:** Tate & Lyle supports the UK government's programme for gifted and talented children, including an art project hosted at Sugar Quay and a maths event held at Thames Refinery.
- **Supporting teachers:** working with the Newham Education Business Partnership and the Royal Academy of Engineers, we hosted a 'Shape the Future' personal development day for school teachers at our London plants.

USA

- **Supporting universities:** Tate & Lyle supports a number of research initiatives at local universities, while a number of senior executives support various educational programmes.
- **Agricultural Day at Lafayette:** employees from our plants in Lafayette and Sagamore volunteer to help run the local agricultural day each year.
- **BabyTalk:** Tate & Lyle employees are supporters of this local organisation in Decatur, Illinois, which helps positively impact early child development.

Managing our impact

Our aim is to ensure that all our sites around the world develop programmes in line with our community involvement policy, which is ratified by the Board. We continue to make progress in this, but there are different levels of activity reflecting the history of Tate & Lyle's involvement in the area and the size of our presence. In locations where we have operated for a long time, such as the East End of London around Thames Refinery and Plaistow Wharf, and the Decatur, Illinois, area, we have long-running partnerships with local organisations and make a considerable contribution. In other areas where we have recently acquired sites or built new plants, our involvement is at an earlier stage. Our aim continues to be to share best practice and improve internal standards and reporting around the world through our global Corporate Donations Committee, so that all parts of the Group develop mutually beneficial long-term community partnerships.

UK community survey results

Finding out from our partners what they think of our community involvement work is very important if we are to continue to improve our programmes and encourage more employees to volunteer.

This year, responses showed that we are continuing to maintain our traditionally high level of performance. Our contribution to the community was rated at 3.7 out of 4, while 69% of respondents reported an improved capability to help their target cause, which, while not as high as last year, still remains significantly higher than previous years.

Outlook

The aim for the coming year will be to integrate further our community efforts around the world and particularly to share the benefits of our community involvement programmes with operations new to the Group.

This section sets out our financial statements and other statutory information. Our aim is to provide clear and comprehensive information to investors and other stakeholders in a manner that meets their needs.

Statutory information

Directors' report

Principal activities of the Group
The principal activities of Tate & Lyle PLC and its subsidiary and associated undertakings are developing, manufacturing and marketing food and industrial ingredients that have been made from renewable resources.

Business review
A review of the Group's business, its activities and performance during the year, use of financial instruments, post balance sheet events and likely future developments is on pages 4 to 56, and the corporate social responsibility report is on pages 68 to 77. The information on these pages that is required to fulfil the requirements of the business review is incorporated in this directors' report by reference.

Results and dividend
The results are considered in detail in the operating and financial review on pages 41 to 56.

An interim dividend of 6.5p per ordinary share was paid on 8 January 2008. The directors recommend a final dividend of 16.1p per ordinary share to be paid on 31 July 2008 to shareholders on the register on 4 July 2008, subject to approval at the 2008 Annual General Meeting (AGM). The total dividend for the year is 22.6p per ordinary share (2007 – 21.5p).

Annual General Meeting
The AGM will be held at the Queen Elizabeth II Centre, Broad Sanctuary, Westminster, London SW1P 3EE, on Wednesday 23 July 2008 at 11.15 am. Enclosed with this report is a letter from the Chairman to shareholders. Attached as an appendix to the letter is the notice convening the meeting, which includes five items of special business. The letter includes an explanation of all the resolutions to be proposed at the AGM.

Financial risk policies
A summary of the Company's treasury policies and objectives relating to financial risk management, including exposure to associated risks, is on pages 52 to 56.

Share capital
As at 31 March 2008, the Company had nominal issued ordinary and preference share capital of £117 million comprising £115 million in ordinary shares, which includes £1 million in treasury shares and £2 million in preference shares.

Holders of ordinary shares have the rights accorded to them under UK Company law, including the right to receive the Company's annual report and accounts, attend and speak at general meetings, appoint proxies and exercise voting rights.

Holders of preference shares have limited voting rights and may not vote on the disposal of surplus profits after the dividend on the preference shares has been provided for, the election of directors, their remuneration, any agreement between the directors and the Company, or the alteration of the Articles of Association dealing with any of such matters. Further details regarding the rights and obligations attached to share classes are contained in the Articles of Association, which are available on the Company's website, www.tateandlyle.com.

There are no restrictions on the transfer of shares and prior approval is not required from the Company nor from other holders for such a transfer. No limitations are placed on the holding of shares and no share class carries special rights with regard to the control of the Company. No restrictions are placed on voting rights other than as outlined above with respect to preference shares. The Company is not aware of any agreements between shareholders that may restrict the transfer or exercise of voting rights.

The Company was given authority at the 2007 AGM to make market purchases of up to 48,985,295 of its own ordinary shares. This authority will expire at the 2008 AGM and approval will be sought from shareholders at that meeting for a similar authority to be given for a further year.

During the year ended 31 March 2008, the Company purchased 33,627,000 ordinary shares, at a total cost of £159,327,758 under the share buyback programme announced on 18 July 2007. This represents 6.86% of the issued share capital as at 18 July 2007. Of these, 30,327,000 shares were cancelled and 3,300,000 shares were held as treasury shares.

To satisfy obligations under employee share plans, the Company issued 413,068 ordinary shares during the year and reissued 544,927 ordinary shares from treasury. During the period 1 April 2008 to 21 May 2008, the Company issued 21,406 ordinary shares and reissued 709,481 ordinary shares from treasury in connection with employee share plans.

Further information about the Company's share capital is on page 131. Information about options granted under the Company's employee share schemes is on pages 133 and 134.

Change of control
The Company has committed bank facilities of US$1,110 million, of which US$110 million matures in 2009 and US$1 billion matures in 2012. Under the terms of these facilities, the banks can give notice to Tate & Lyle to prepay outstanding amounts and cancel the commitments where there is a change of control of the Company.

All of the Company's share schemes contain provisions relating to a change of control. Outstanding options and awards normally vest and become exercisable on a change of control subject to the satisfaction of any performance conditions at that time.

Substantial shareholdings
As at 21 May 2008, the Company had been notified under Rule 5 of the Disclosure and Transparency Rules of the Financial Services Authority of the following holdings of voting rights in its shares:

	No. of shares	% held
INVESCO plc	75,787,643	15.68%
Harbert Fund Advisers	69,811,234	15.28%
Lehman Brothers International (Europe)	30,274,961	6.62%
AXA S.A.	24,341,998	4.97%
Legal & General Group plc	19,827,451	4.12%
Barclays Global Investors	17,568,133	3.59%

Directors
The current members of the Board, together with their biographical details, are set out on page 59. Kai Nargolwala resigned as a director from 31 December 2007.

Retirement and re-election of directors
In accordance with its Articles of Association, one-third (or the nearest whole number below one-third) of the directors of Tate & Lyle PLC are required to retire at each AGM, together with directors appointed by the Board since the previous AGM.

In addition, under the Combined Code (Code), directors are required to submit themselves for re-election by shareholders every three years and non-executive directors who have served more than nine years are subject to annual re-election.

The directors retiring by rotation at the 2008 AGM and offering themselves for re-election are Sir David Lees and Dr Barry Zoumas. Sir David Lees, Chairman, has served on the Board for more than nine years and so is retiring and offering himself for re-election in accordance with the provisions of the Code. Stanley Musesengwa and Stuart Strathdee will also be retiring at the 2008 AGM but will not be offering themselves for re-election.

Sir David Lees and Dr Barry Zoumas do not have service contracts. At no time during the year has any director had any material interest in a contract with the Group, being a contract of significance in relation to the Group's business. A statement of directors' interests in shares of the Company is on page 92.

Research and development
The Group spent £32 million (2007 – £22 million) on research and development during the year.

Employment policy and involvement
The average number of employees in the Group during the year is given in Note 9 on page 111.

Group companies operate within a framework of human resources policies, practices and regulations appropriate to their own market sector and country of operation. Policies and procedures for recruitment, training and career development promote equality of opportunity regardless of gender, sexual orientation, age, marital status, disability, race, religion or other beliefs and ethnic or national origin. The aim is to encourage a culture in which all employees have the opportunity to develop as fully as possible in accordance with their individual abilities and the needs of the Group. The Group remains committed to the full and fair treatment of people with disabilities in relation to applications, training, promotion and career development.

Training is concentrated on multi-skilling to encourage flexibility in working practices. The Group runs a series of international management programmes to develop management skills and create valuable opportunities for the cross-fertilisation of management ideas across the Group.

Employee involvement and feedback is actively encouraged. A variety of ways are used to consult and inform employees including a Group-wide magazine, electronic mail, the Group's intranet, briefings and roadshows. These arrangements are designed to facilitate a two-way dialogue and also enable the development of a common awareness among employees of the factors affecting the performance of the Group.

Donations
Worldwide charitable donations during the year totalled £642,000 (2007 – £687,000), of which £412,000 (2007 – £440,000) was donated in the UK. More details of the Group's community involvement can be found on pages 75 to 77.

Again this year, in line with the Group's policy, no political donations were made in the European Union (EU). Outside the EU, the Group's US business made contributions during the year totalling US$46,000 (£23,000) (2007 – US$34,000; £18,000) to state and national political party committees and to the campaign committees of state candidates affiliated to the major parties. The total includes US$15,000 (£7,500) (2007 – US$10,000; £5,000) contributed by the Tate & Lyle Political Action Committee (PAC). The PAC is funded entirely by US employees. Employee contributions are entirely voluntary and no pressure is placed on US employees to participate. No funds are provided to the PAC by Tate & Lyle but under US law, an employee-funded PAC must bear the name of the employing company.

Payment to suppliers
It is the Group's policy that UK operating companies should follow the CBI Prompt Payers' Code. The Code requires the Company to agree the terms of payment with its suppliers, to ensure its suppliers are aware of those terms and to abide by them. It is the Group's policy also to apply the requirements of the Code to wholly owned companies around the world, wherever possible.

Tate & Lyle PLC is a holding company and had no amounts owing to trade creditors at 31 March 2008. The Group's creditor days outstanding at 31 March 2008 were 42 days (2007 – 41 days).

Directors' responsibilities for the financial statements
The directors are responsible for preparing the annual report, the directors' remuneration report and the Group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRS) as adopted by the EU, and for preparing the parent company financial statements and the directors' remuneration report in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice).

The directors are responsible for preparing financial statements for each financial year that give a true and fair view, in accordance with IFRS as adopted by the EU, of the state of affairs of the Group and of the profit or loss of the Group and a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of affairs of the Company for that period. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent; and
- state whether the Group financial statements comply with IFRS as adopted by the EU and, with regard to the parent company financial statements, whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements.

The directors confirm that they have complied with the above requirements in preparing the financial statements. The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and the Group and to enable them to ensure that the Group financial statements comply with the Companies Act 1985 and Article 4 of the IAS Regulation and that the parent company financial statements and the directors' remuneration report comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors also confirm that, in accordance with the Disclosure and Transparency Rules of the Financial Services Authority, the business review includes a fair review of the development and performance of the business and the position of the Company and Group taken as a whole, together with a description of the principal risks and uncertainties they face.

So far as each director is aware, there is no relevant audit information (that is, information needed by the Company's auditors in connection with preparing their reports) of which the Company's auditors are unaware. Each director has taken all the steps that he/she ought to have taken in his/her duty as a director in order to make himself/herself aware of any relevant audit information and to establish that the Company's auditors are aware of that information.

Auditors
The auditors, PricewaterhouseCoopers LLP, have signified their willingness to continue in office and a resolution reappointing them as auditors will be proposed at the 2008 AGM.

On behalf of the Board
Robert Gibber
Company Secretary
21 May 2008

Directors' remuneration report

This report has been prepared in accordance with the requirements of Schedule 7A of the Companies Act 1985 (the Act) and the Listing Rules of the UK Listing Authority. PricewaterhouseCoopers LLP have audited the contents of the report to the extent required by the Act (the tabular information on pages 89 to 92). A resolution to approve this report will be proposed at the Annual General Meeting (AGM) on 23 July 2008.

Remuneration Committee
The Remuneration Committee (the Committee) comprises all the independent non-executive directors of the Company and the Chairman of the Company. The following are the members who served during the year: Evert Henkes (Chairman), Elisabeth Airey, Richard Delbridge, Sir David Lees, Kai Nargolwala (until 31 December 2007), Robert Walker and Dr Barry Zoumas.

The Chairman of the Company, Sir David Lees, was appointed a member of the Committee from 1 April 2007 as permitted under the revised Combined Code published in June 2006. He does not participate in discussions or decisions relating to his own remuneration arrangements. The Committee met seven times during the year. Individual members' attendance records at meetings during the year are given in the table on page 64.

The terms of reference of the Committee, a copy of which can be found on the Company's website at www.tateandlyle.com, are reviewed annually to ensure they meet best practice.

The Committee conducts a review of its work and effectiveness each year and any recommendations from this review are reported to the Board. The 2008 review concluded that the Committee had fulfilled its role and responsibilities appropriately.

The Committee determines the individual remuneration packages of each executive director and other members of the Group Management Committee (see page 60). This includes base salary, bonus, long-term incentives, benefits and terms of employment, including those upon which their service may be terminated. Additionally, the Committee approves the base salary, long-term incentives and benefits of certain other senior executives. In consultation with the Chief Executive, the Committee also determines the remuneration of the Chairman. The Chief Executive (Iain Ferguson), Group Compensation Manager (Matt Smith) and Company Secretary and General Counsel (Robert Gibber), who acts as Secretary to the Committee, are normally invited to attend meetings, although not when their own remuneration arrangements are discussed.

To ensure that the Group's remuneration practices remain market competitive, the Committee receives advice from independent remuneration consultants. During the year, a full external review of executive remuneration advisors was carried out. Following this review, the Committee decided to appoint Jeremy Orbell of Hewitt Associates (Hewitt) to act as its principal adviser on executive remuneration arrangements. This appointment was in accordance with the Committee's policy whereby an individual consultant appointed to advise the Committee on the remuneration of executive directors and certain other senior executives shall not also advise Group management on the remuneration of any other executives in the Group.

In addition to market remuneration data provided by Hewitt, the Committee is provided with data from a survey published by Towers Perrin, and with Total Shareholder Return performance data and ranking information for the Performance Share Plan and Deferred Bonus Share Plan from Kepler Associates. Towers Perrin and Kepler Associates provided no other services to the Group.

Remuneration policy
The Remuneration Committee is responsible for setting the remuneration of the executive directors in accordance with a policy determined by the Committee and agreed with the Board. The remuneration policy for executive directors and senior executives is to provide remuneration packages that attract, retain and motivate high-calibre individuals to ensure that the Group is managed successfully to the benefit of shareholders. To achieve this, the remuneration package is designed to:

- be competitive and commensurate with other UK-based international businesses of similar size;
- align the interests of executives and shareholders by rewarding the creation of sustained growth in shareholder value;
- reward above-average performance;
- ensure that performance-related elements form a significant proportion of the total remuneration package; and
- take into account local country practice.

It is intended that this policy continues to apply for the year ending 31 March 2009 and subsequent years.

Review of executive remuneration
Each year, with the help of its independent remuneration adviser, the Committee reviews the appropriateness of the Company's executive remuneration arrangements. Following its review in 2008, the Committee considers that the existing executive remuneration package remains broadly appropriate and no changes to the current arrangements are proposed other than two changes to the Deferred Bonus Share Plan (DBSP).

Currently, under the DBSP, participants are awarded one matching share for every three lodged shares based upon continued employment over the three-year performance period. In addition, when measuring the performance condition, there is no apportionment for intermediate rankings in the comparator group between median and upper quartile. Following its review in 2008, the Committee concluded that these features of the DBSP were no longer in line with accepted best practice. Accordingly, for awards under the DBSP for the year ending 31 March 2009 and thereafter, the one-for-three share match based on continued employment will be removed and the pro rata apportionment of awards between median and upper quartile vesting will be introduced. Neither of these changes require shareholder approval. Full details of how the DBSP operates can be found on page 85.

No changes are proposed to either the annual bonus scheme or the Performance Share Plan for the year ending 31 March 2009.

The last comprehensive review of all aspects of the executive remuneration package was undertaken in 2005. Therefore, the Committee has decided to undertake a further full review by the end of the 2008 calendar year. The review process is underway and its conclusions will be reported in next year's directors' remuneration report.

Remuneration package

Composition

The current remuneration package for executive directors consists of base salary, annual bonus, long-term incentives, pension and other benefits. The Company's policy is to ensure that a significant proportion of the total remuneration package is performance-related, even at target levels.

The relative proportions of the Chief Executive's and the other executive directors' remuneration, when valued at both on-target and stretch performance levels (on the basis of the expected value of the long-term incentives but excluding post-retirement benefits and allowances paid in lieu of pensions), are shown in the charts below.

Target performance

Chief Executive

Non-performance-related pay 47%

53% Performance-related pay

Other executive directors


Non-performance-related pay 48%
52% Performance-related pay

Stretch performance

Chief Executive


Non-performance-related pay 22%
78% Performance-related pay

Other executive directors


Non-performance-related pay 24%
76% Performance-related pay

Base salary

The Group's policy is for base salaries to take account of the median relative to similar companies (generally taken as those occupying positions 50 to 130 of the FTSE Index, where equivalent or similar roles are deemed to exist) and also to reflect job responsibilities and the sustained level of individual performance. The Committee reviews the base salary of each executive director annually.

The most recent annual review of executive directors' base salaries occurred on 1 April 2008. When undertaking this review, the Committee considered external market data supplied by its independent remuneration adviser, individual performance, the Group's financial performance and also the level of pay awards made to other employees and executives. Following this review, the Committee decided to award a 3.0% increase to each executive director. The base salaries for each executive director are shown in the table above.

Director	As at 1 April 2008	As at 1 April 2007
Iain Ferguson	**£726,000**	£705,000
Stanley Musesengwa[1]	**£504,500**	£490,000
John Nicholas	**£417,000**	£405,000
Stuart Strathdee[1]	**£343,000**	£333,000

1. As announced on 2 May 2008 Stanley Musesengwa and Stuart Strathdee will stand down from the Board at the AGM on 23 July 2008. Stanley Musesengwa will then leave the Group. Stuart Strathdee will remain with Tate & Lyle until July 2009.

Benefits

Benefits comprise principally a company car, or a cash allowance in lieu; health insurance; and premiums paid on life assurance policies. These benefits do not form part of pensionable earnings.

Annual bonus scheme

The Group operates an annual cash bonus scheme for executive directors and senior executives, which is determined by reference to the performance of the Group, or appropriate division or subsidiary, primarily against financial objectives.

The Group's policy is that annual bonuses payable under the scheme are capped at 100% of base salary or lower, dependent on the executive's responsibilities. There is a threshold level below which no bonus is paid. The Committee reviews the attainment of the financial targets and agrees the bonus payments. Bonuses paid to executive directors do not form part of pensionable earnings.

For the year ended 31 March 2008, the threshold, target and maximum award level for all the executive directors was 10%, 50% and 100% of base salary respectively.

The performance criteria for the annual bonus scheme are set by the Committee at the beginning of each financial year. In setting these targets, the Committee considers both the Group's annual operating plan and the need to show continuous year-on-year improvement. For the year ended 31 March 2008, the target criteria consisted of threshold and target awards payable on the achievement of a predetermined level of Group profit before tax, exceptional items and amortisation (PBTEA), and a maximum award payable for the achievement of a PBTEA level in excess of target performance. For the year ended 31 March 2008, for bonus purposes, PBTEA was based on the performance of the Group's continuing businesses (excluding the results of businesses sold during the year).

To ensure that bonuses are not inflated or deflated as a result of exchange rate movements during the year, the PBTEA numbers for bonus purposes are re-stated on the basis of the exchange rates used for the Group's annual operating plan agreed by the Board at the start of the year. For both the prior year ended 31 March 2007 and current year ended 31 March 2008, this had a favourable impact, increasing the publicly stated profit figure for the bonus calculation, while for the year ended 31 March 2006, it had an adverse effect.

The PBTEA achieved by the Group in its continuing businesses for the year ended 31 March 2008, restated on a constant exchange rate basis, exceeded the threshold level of performance but did not reach the predetermined target level of performance. As a result, the executive directors received a bonus of 35.5% of base salary.

Executive directors and other selected senior executives have the opportunity to invest up to 50% of their cash bonus for the year ended 31 March 2008 in Tate & Lyle shares through the Deferred Bonus Share Plan, details of which can be found on page 85.

Long-term incentive arrangements
The Committee believes that performance-based long-term incentive plans (LTIPs) provide executive directors and senior executives with long-term rewards that closely align with shareholders' interests and are an important component of the overall executive remuneration package.

The Company currently operates two LTIPs, the Tate & Lyle 2003 Performance Share Plan and the Tate & Lyle 2005 Deferred Bonus Share Plan. The Remuneration Committee is responsible for the operation of both LTIPs.

Between August 2000 and June 2004, options were granted under the 2000 Executive Share Option Scheme (2000 Scheme) to executive directors and other senior employees. In June 2005, the Committee decided to suspend granting options under the 2000 Scheme. While the Committee retains the discretion to make option grants in the future in exceptional circumstances, for example, in hiring packages, there is no current intention to make use of this discretionary power. No options have been granted under the 2000 Scheme since it was suspended.

Performance Share Plan
Shareholders approved the Performance Share Plan (PSP) at the AGM in July 2003. Executive directors and other selected senior executives are eligible to participate in the PSP at the discretion of the Committee. Awards of shares under the PSP are not pensionable in any circumstances.

Participants are awarded annually a conditional right to receive a number of Tate & Lyle ordinary shares in value up to a maximum of 175% of base salary and calculated by reference to the average of the daily closing prices of Tate & Lyle ordinary shares during the six months preceding the beginning of the measurement period. The number of shares that a participant receives depends on the Group's performance during the measurement period, which is the three years commencing on 1 April in the year of the award.

Performance is measured by comparing the Total Shareholder Return, or TSR (share price growth plus reinvested dividends), from Tate & Lyle relative to a comparator group of companies. All share prices for the purposes of the TSR calculation are based on a six-month average. The Committee chose relative TSR for the PSP as it closely aligns executives' and shareholders' interests and is an objective measure of the value created for shareholders. The comparator group consists of the companies occupying positions 50 to 130 of the FTSE Index at the beginning of the measurement period. The Committee considers this to be an appropriate comparator group for Tate & Lyle given the Company's position in the FTSE, the wide range of market capitalisation between the lower and upper ends of the FTSE Index, and the fact that the Company is expected to remain within the proposed peer group for the foreseeable future. The Committee reviews the performance measurement metrics and the continued validity of the comparator group annually.

If, at the end of the measurement period, Tate & Lyle ranks in the upper quartile of the comparator group, participants in the PSP will receive all of the shares conditionally awarded to them. If the ranking is at the median level, 25% of the shares will be received. No shares will be received for below median performance. For intermediate rankings between median and upper quartile, participants will receive a proportionate number of shares increasing on a straight-line basis. The vesting scale is shown in the graph below. There is no re-testing of the performance condition.

PSP vesting schedule


100%
75%
50%
25%
0%
Percentage of shares vesting
Median
Upper quartile
Tate & Lyle's relative TSR performance

Irrespective of Tate & Lyle's TSR, before any shares become eligible for release, the Committee must be satisfied that this is justified by the underlying financial performance of the Group over the measurement period.

At the end of the three-year measurement period, the conditional award is converted into a deferred right to acquire the appropriate number of shares, which will not be released to the participant for one further year other than in the specific circumstances set out in the rules of the PSP. As approved by shareholders at the 2005 AGM, for awards made since 2005 participants will benefit from payments in lieu of dividends during the retention period on those shares which have already vested. If a participant resigns during the one-year retention period, the deferred right to acquire the appropriate number of shares will lapse.

In the event of a change of control of the Company in the first year of the performance period, participants will receive no shares. However, in the event of a change of control in the second or third year, participants will receive a proportion of the potential award, calculated according to the degree of satisfaction of the performance condition and the length of time elapsed. In the event of a change of control in the fourth year, participants will receive the full number of shares which vest on satisfaction of the performance condition. If the performance condition is not satisfied, participants will not receive any shares.

Details of the measurement of the performance condition for the PSP award in June 2005 are set out on page 88.

Deferred Bonus Share Plan

Shareholders approved the Deferred Bonus Share Plan (DBSP) at the AGM in July 2005. The Committee has the discretion to select senior employees of the Group to participate in the DBSP. Currently, participation is restricted to the executive directors and other key senior executives.

Under the DBSP, executives have the opportunity to defer up to 50% of their annual cash bonus (after deduction of tax, national insurance or other social security payments) and invest the amount deferred in the Company's shares. Subject to the satisfaction of employment conditions and a performance condition over the performance period, participants will receive awards of matching shares based on the number of shares which could have been acquired from the gross bonus amount deferred by the participant (lodged shares). Awards of matching shares are not pensionable in any circumstances.

The performance target is linked to the Company's TSR relative to a comparator group of companies over a three-year period. The Committee chose relative TSR for the DBSP as it closely aligns executives' and shareholders' interests and is an objective measure of the value created for shareholders. For the DBSP, the comparator group against which Tate & Lyle's relative TSR performance is measured is the same as for the PSP, being companies at positions 50 to 130 of the FTSE Index at the start of the performance period. All share prices for the purposes of the TSR calculation are based on a six-month average.

The ratio of matching shares awarded under the DBSP is:

- if Tate & Lyle's relative TSR during the three-year performance period is between median and upper quartile of the comparator group of companies, one matching share will be awarded for each lodged share; or
- if Tate & Lyle's relative TSR during the three-year performance period reaches the upper quartile of the comparator group, two matching shares will be awarded for each lodged share.

There is no re-testing of the performance condition. For intermediate rankings in the comparator group between median and upper quartile, pro rata apportionment has been introduced for awards granted in 2008, but it does not apply to awards in prior years. During the performance period, dividends are paid on the deferred shares (since the shares in effect already belong to the executive) but not on matching shares.

For awards between 2005 and 2007, if the shares are held throughout the three-year performance period, and the executive continues to be employed by the Company, matching shares are awarded on the basis of one matching share for every three lodged shares. However, as explained on page 82, for awards made in 2008 (in respect of bonuses paid for the year ended 31 March 2008) and thereafter, the Committee has decided to remove the one-for-three share match based on continued employment.

In the event of a change of control of the Company, the number of matching shares will be calculated by pro-rating to reflect the part of the performance period that has elapsed up to the date of change of control, and by applying the performance condition. If the date of change of control is within the first year of the performance period, no matching shares will be received.

Details of the measurement of the performance condition for the DBSP award in August 2005 are set out on page 88.

The Committee has given careful consideration to the use of relative TSR measured against the same comparator group of companies for the DBSP and the PSP. The Committee considers relative TSR to be the most objective measure of the value created for shareholders and, as such, it remains appropriate to use this performance condition for both LTIPs. The Committee will reconsider this as part of the full review of the Group's executive remuneration arrangements to be undertaken later this year.

Sharesave Scheme

The Company has a Sharesave Scheme that is open to all employees in the UK, including executive directors. No performance conditions are attached to options granted under the Scheme as it is an all-employee scheme. Options granted to Scheme participants are normally set at a discount of 10% to the market value of the shares at grant.

Change of control and voting

Some of the Company's employee share plans include restrictions on transfer of shares while the shares are subject to the plan. All of the Company's share plans contain provisions relating to a change of control (as explained in more detail above). Outstanding awards and options would normally vest and become exercisable on a change in control, subject to the satisfaction of any performance conditions at that time. Where participants are the beneficial owners of the shares under an employee share plan, but not the registered owner, the voting rights are normally exercised by the registered owner at the direction of the participants.

Dilution
To satisfy options granted under the 1992 Executive Share Option Scheme (which was closed in July 2000) and the UK all-employee Sharesave Scheme, the Company issues new shares. To satisfy outstanding awards under the LTIPs, the Company either uses the re-issue of Treasury shares or existing shares that have been purchased by the Trustees of the Tate & Lyle Employee Benefit Trust. In the ten-year period to 31 March 2008, awards made under the Company's share schemes represented 3.6% (2007 – 2.7%) of the Company's issued ordinary share capital, leaving available dilution headroom of 6.4% (2007 – 7.3%).

Executive shareholding policy
To align the interests of executive directors with those of shareholders, a policy is in place under which executive directors are expected to build and maintain a shareholding in the Company equivalent to one times base salary. Executive directors who have not met their target shareholding are expected to retain a significant proportion of shares acquired through the Company's long-term incentive plans in order to meet their target.

External appointments
The Board believes that the Company can benefit from its executive directors holding a non-executive directorship. Such appointments are subject to the approval of the Board and are normally restricted to one for each executive director. Fees may be retained by the executive director concerned.

Stuart Strathdee is a non-executive director of James Finlay Limited, from which he retains the fees payable of £16,500 per annum. Stanley Musesengwa is a non-executive director of Croda International PLC, from which he retains the fees payable of £37,500 per annum. John Nicholas is a non-executive director of Rotork p.l.c (appointed from 28 February 2008), from which he retains the fees payable of £38,000 per annum.

Pensions
Policy
The Company's policy is to provide retirement and other benefits which reflect local market practice at median levels. Retirement benefits, in the form of pension and/or lump sums, are provided through tax-approved schemes, where possible covering executives in the country and business sector in which they perform their principal duties.

The Group's largest pension scheme is the UK-based Tate & Lyle Group Pension Scheme (Group Scheme), which is a defined benefit arrangement. The Company closed the Group Scheme to new entrants from 1 April 2002 and since then new employees have been offered defined contribution type pension provision through a Stakeholder Plan, which is an insurance-based contract.

Individual executive directors
Stanley Musesengwa is a member of the Group Scheme who accrues pension at a rate of 1/30th of pensionable earnings for each year of service. Prior to 6 April 2006, the extent to which his basic salary was pensionable was restricted by the Statutory Earnings Cap and he received a cash allowance based on a percentage of his basic salary in excess of this Cap. The new tax regime introduced on 6 April 2006 removed the Statutory Earnings Cap and Stanley Musesengwa elected to forego his cash allowance and receive pension accrual after this date based on his full basic salary without restriction. His pensionable earnings in relation to pensionable service accrued before 6 April 2006 remain restricted by an Earnings Cap which is Scheme-specific and increased each year on the same basis that applied to the Statutory Earnings Cap. His final pensionable earnings will be his highest basic salary in the last five completed tax years before retirement or leaving, subject to the Earnings Cap restriction explained above. The benefit also includes a widow's pension payable on his death and a lump sum on death in service. Once in payment to him or his widow, the pension is increased each year in line with the RPI up to a maximum of 5%, with a minimum of 3%. Bonuses are not pensionable.

Stuart Strathdee is a member of the Group Scheme and is eligible for a pension equal to two-thirds of his final pensionable earnings (highest basic salary in the last five completed tax years) payable from his normal retirement date. The benefit also includes a widow's pension payable on his death and a lump sum on death in service. Once in payment, his pension (and any subsequent widow's pension) is increased each year in line with the UK Retail Price Index (RPI) up to a maximum of 5%, with a minimum of 3%. Bonuses are not pensionable. During the course of the year, Stuart Strathdee completed the maximum service that counts for pension purposes so he no longer accrues any additional pensionable service. His accrued pension, however, will continue to increase in line with his pensionable earnings while he remains in the Company's employment. When the new tax regime for UK pensions was introduced on 6 April 2006, Stuart Strathdee elected to continue with future pension accrual, as opposed to taking the cash alternative, so potentially he could incur a tax charge on the value of any benefits in excess of the relevant lifetime tax allowance.

Iain Ferguson and John Nicholas are not members of the Group Scheme for pension purposes and accordingly accrue no pension benefits under this Scheme. Both of them are provided with life assurance cover and they also participate in the Group Income Protection Scheme, which applies to all UK employees who are not otherwise covered for ill-health benefits under the Group Scheme. The Group's policy is that, to the extent that executive directors receive salary that is not pensionable on a tax-approved basis, they are paid a cash allowance calculated as a percentage of base salary from which they make their own pension arrangements.

Details of the accrued pension benefits for those executive directors who participate in the Group Scheme are given on page 92. Details of amounts paid in lieu of pensions are included in the table on page 89, under Pension Allowance.

Service contracts

Policy

The Company's policy is that contracts for executive directors should be terminable by the Company on a maximum of one year's notice, except in special circumstances, and by the individual director on up to six months' notice. In the event of early termination of an executive director's contract, the Company's policy is to take legally appropriate mitigation factors into account in determining the amount of compensation payable to an executive director.

Executive directors

All the executive directors have contracts that are terminable by the Company on not more than one year's notice and by the individual director on six months' notice. As regards mitigation, in a case where the Company seeks early termination of the contract (other than where summary dismissal is appropriate), under the service contracts for Iain Ferguson, Stanley Musesengwa and John Nicholas, the Company has the right, but not the obligation, to pay in lieu of notice, the salary and contractual benefits that the director would have received during the notice period. The Company may as a consequence make a reduced payment, or require phased payment, so as to ensure the relevant director fulfils his obligation to mitigate his losses.

In the case of the older contract of Stuart Strathdee, if the Company seeks early termination of the service contract (other than where summary dismissal is appropriate), the Company is contractually obliged to provide compensation to the director equivalent to the value of the salary and contractual benefits that he would have received during the notice period.

The details of the executive directors' service contracts as at 31 March 2008 are given in the table below.

Director	Notes	Date of contract	Unexpired term	Notice period
Iain Ferguson	1	15 April 2003	52 weeks	52 weeks
John Nicholas	1	1 June 2006	52 weeks	52 weeks
Stanley Musesengwa	1,3	4 June 2003	52 weeks	52 weeks
Stuart Strathdee	2,3	1 November 1995	52 weeks	52 weeks

1. In the event of early termination of the director's service contract (other than where summary dismissal is appropriate), the Company has the right to pay, in lieu of notice, the salary and contractual benefits that he would have received during the relevant notice period.
2. In the event of early termination of the director's service contract (other than where summary dismissal is appropriate), the Company is liable to provide compensation to the director equivalent to the value of the salary and contractual benefits that he would have received during the relevant notice period.
3. As announced on 2 May 2008, Stanley Musesengwa and Stuart Strathdee will stand down from the Board at the AGM on 23 July 2008. Stanley Musesengwa will then leave the Group. Stuart Strathdee will remain with Tate & Lyle until July 2009.

Chairman and non-executive directors

Chairman

Sir David Lees was appointed non-executive Chairman on 1 October 1998 for an initial period of three years. This appointment was extended by the Board upon the recommendation of the Nominations Committee until 30 September 2002, and continues thereafter terminable by the Company or Sir David on not less than one year's notice. His fees, which are reviewed annually, are determined by the Remuneration Committee in consultation with the Chief Executive. Following the most recent review on 1 October 2007, the Remuneration Committee approved an increase in the Chairman's fee to £330,500 (2007 – £312,500).

Non-executive directors

The Company's policy is that the fees of non-executive directors, which are determined by the Board, are set at a level which will attract individuals with the necessary experience and ability to make a substantial contribution to the Group's affairs. The fees paid are commensurate with those paid by other UK listed companies.

The non-executive directors do not participate in the Group's incentive or pension schemes, nor do they receive other benefits. The non-executive directors do not have service contracts or notice periods, but under the terms of their appointment they are usually expected to serve on the Board for between three and nine years, with a review every three years, subject to their re-election by shareholders in general meeting. Non-executive directors have no right to compensation on the early termination of their appointment.

The fees received by the non-executive directors are determined by the Board and are reviewed annually. In addition to the basic fee for each non-executive director and the Senior Independent Director, supplements are paid to the Chairmen of the Audit and Remuneration Committees to reflect the extra responsibilities attached to these positions. A supplement is also paid to Dr Barry Zoumas for chairing the Tate & Lyle Research Advisory Group.

The most recent review of non-executive directors' fees occurred on 1 April 2008. The fees are shown in the table below.

Basic fees (per annum)	As at 1 April 2008	As at 1 April 2007
Non-executive director	**£48,000**	£46,500
Senior Independent Director	**£54,500**	£53,000

Supplements (per annum)	As at 1 April 2008	As at 1 April 2007
Chairman of Audit Committee	**£15,000**	£15,000
Chairman of Remuneration Committee	**£10,000**	£8,500
Chairman of Research Advisory Group	**£21,000**	£21,000

Total shareholder return (TSR) performance

The graph below, as required under Schedule 7A of the Act, illustrates the cumulative TSR performance (share price growth plus reinvested dividends) of Tate & Lyle against a 'broad equity market index' over the past five years. The FTSE 100 Index is considered to be the most appropriate benchmark for this purpose as the Company has remained in or just outside the UK's top 100 companies by market capitalisation during the relevant period. The graph shows the TSR for the FTSE 100 Index and Tate & Lyle in the five years from 31 March 2003.

Tate & Lyle's five-year cumulative total shareholder return
Value of £100 invested on 31 March 2003


£
250
200
150
100
50
Tate & Lyle
FTSE 100 Index
March 03
March 04
March 05
March 06
March 07
March 08

Source: Kepler Associates

2004 PSP award – TSR performance

As stated in last year's annual report, 100% of the conditional award made in June 2004 converted into a deferred right to acquire Tate & Lyle shares. In accordance with the rules of the PSP, on 1 April 2008 these deferred shares became eligible for release following the end of the one-year retention period.

2005 PSP and DBSP awards – TSR performance

As shown in the table above, for the performance period from 1 April 2005 to 31 March 2008 in relation to the PSP award made in June 2005 and the DBSP award made in August 2005, Tate & Lyle's share price growth and dividend yields resulted in a TSR that ranked Tate & Lyle at 58th position (28th percentile) in the comparator group of companies (being companies occupying the position of 50 to 130 in the FTSE Index at the start of the measurement period). This is below the minimum required median performance and as such the PSP award in June 2005 has not vested and has lapsed. There is no retesting of the performance condition.

The DBSP award in August 2005 has also not met the TSR element of the performance condition. Accordingly, participants who have remained in continuous employment for the three-year performance period will receive one matching share for every three lodged shares.

2005 PSP and DBSP awards total shareholder return
Tate & Lyle and the comparator group (FTSE 50 to 130)
1 April 2005 to 31 March 2008


%
300
250
200
150
100
50
0
-50
-100
3-year TSR
Tate & Lyle
Bottom quartile
Third quartile
Second quartile
Top quartile

Each bar in the chart represents a company in the comparator group.
Source: Kepler Associates

Directors' emoluments

The following table shows the emoluments of Tate & Lyle PLC directors for the year ended 31 March 2008.

	Salary and fees £000	Pension allowance £000	Benefits and other allowances[1] £000	Annual bonus £000	Total year to 31 March 2008 £000	Total year to 31 March 2007 £000
Chairman						
Sir David Lees	321	-	27	-	348	330
Executive directors						
Iain Ferguson	705	282	27	250	1 264	1 590
Stanley Musesengwa[2]	490	-	11	174	675	873
John Nicholas	405	101	14	144	664	616
Stuart Strathdee	333	-	12	118	463	600
Non-executive directors						
Elisabeth Airey	47	-	-	-	47	11
Richard Delbridge	68	-	-	-	68	63
Evert Henkes	55	-	-	-	55	50
Robert Walker	47	-	-	-	47	44
Dr Barry Zoumas	68	-	-	-	68	64
Former directors						
Kai Nargolwala[3]	35	-	-	-	35	44
Directors who retired before 31 March 2007	-	-	-	-	-	351
Totals	2 574	383	91	686	3 734	4 636

1. Benefits for the Chairman and the executive directors include the provision of a car (or cash allowance in lieu). Other benefits for the executive directors include health insurance and premiums on life assurance policies (where not provided by pension benefit plans). Allowances comprise payments made in relation to life assurance policies (where not provided by pension benefit plans).
2. As announced on 2 May 2008, Stanley Musesengwa will leave Tate & Lyle at the end of July 2008. Under the terms of his leaving arrangements, he will be paid the equivalent of nine months' salary in lieu of notice, which is £378,375. He will also be eligible to receive a bonus in respect of the period from 1 April to 31 July 2008.
3. Kai Nargolwala resigned from the Board from 31 December 2007.

Performance Share Plan

Conditional rights to Tate & Lyle PLC ordinary shares under the Performance Share Plan (PSP) held by directors at 1 April 2007 and 31 March 2008, together with awards made during the year, were as follows:

Director	Awards held at 1 April 2007		Conditional awards made during the year	Awards released during the year	Awards deferred during the year	**Awards held at 31 March 2008**	
	Conditional	Deferred				**Conditional**	**Deferred**
Iain Ferguson	575 742	147 308	151 730	147 308	192 401	**535 071**	**192 401**
Stanley Musesengwa	362 786	80 350	87 881	80 350	137 779	**312 888**	**137 779**
John Nicholas	69 902	–	72 636	–	–	**142 538**	**–**
Stuart Strathdee	244 679	50 218	59 723	50 218	91 309	**213 093**	**91 309**

1. On 1 April 2006, 84% of the conditional award made in 2003 was converted into a deferred right to acquire the relevant number of Tate & Lyle shares. The share price at the date of award on 1 August 2003 and on 1 April 2006 was 343p and 571p respectively. Subject to the rules of the PSP, these deferred shares became eligible for release on 1 April 2007, and the share price on that day was 575p.
2. On 1 April 2007, 100% of the conditional award made in 2004 was converted into a deferred right to acquire the relevant number of Tate & Lyle shares. The share price on 1 April 2007 was 575p. Subject to the rules of the PSP, these deferred shares became eligible for release at the end of the one-year retention period.
3. For awards made during the year, the performance period is from 1 April 2007 to 31 March 2010.
4. The conditional awards shown in the table are the maximum amount of shares that can vest under the performance condition.
5. The performance conditions attached to the awards are described on page 84 (TSR relative to a comparator group of companies).
6. No awards lapsed during the year.
7. Awards take the form of nil cost options.
8. The closing mid-market price on the date of the award during the year was 577.5p.
9. The aggregate of the theoretical gain made by directors on the exercise of awards during the year was £1,672,529 (2007 – £nil). This is calculated by reference to the difference between the closing mid-market price of the shares on the date of exercise and the exercise price of the options, disregarding whether such shares were sold or retained on exercise, and is stated before tax.

Deferred Bonus Share Plan

Conditional rights to receive matching shares over Tate & Lyle PLC ordinary shares under the Deferred Bonus Share Plan held by directors at 1 April 2007 and 31 March 2008, together with awards made during the year, were as follows:

Director	Shares acquired with net bonus at 1 April 2007	Shares acquired with net bonus during the year	**Shares acquired with net bonus at 31 March 2008**	Maximum matching shares on gross bonus at 1 April 2007	Maximum matching shares awarded during the year	**Maximum matching shares on gross bonus at 31 March 2008**
Iain Ferguson	63 663	32 302	**95 965**	215 807	109 498	**325 305**
Stanley Musesengwa	38 259	20 260	**58 519**	129 691	68 678	**198 369**
John Nicholas	–	16 596	**16 596**	–	56 258	**56 258**
Stuart Strathdee	6 300	6 897	**13 197**	21 356	23 380	**44 736**

1. The awards shown are the maximum amount of shares that could be received under the performance condition.
2. The performance condition is described on page 85 (TSR relative to a comparator group of companies and/or the satisfaction of employment conditions).
3. No awards vested or lapsed during the year.
4. The closing mid-market price on the date of award during the year was 568p.
5. The performance period for the award made during the year is from 1 April 2007 to 31 March 2010.
6. Testing of the performance condition by the Remuneration Committee on 20 May 2008 for the award made in August 2005 resulted in the award of one matching share for every three lodged shares held equating to the following number of matching shares for each executive director: Iain Ferguson 21,428, Stanley Musesengwa 12,276 and Stuart Strathdee 3,559.

Share Option Schemes

Options over Tate & Lyle PLC ordinary shares each granted under the 1992 and 2000 Executive Share Option Schemes and Sharesave Scheme and held by directors as at 1 April 2007 and 31 March 2008, and during the year, were as follows:

Director	At 1 April 2007	Granted	At 31 March 2008	Exercise price (pence)	Earliest exercise date	Latest exercise date	Notes
Iain Ferguson	245 718	–	**245 718**	335.75	18.06.06	17.06.13	2
	272 307	–	**272 307**	325	18.06.07	17.06.14	2
	6 032	–	**6 032**	264	01.08.08	31.01.09	3
	524 057		**524 057**				
Stanley Musesengwa	130 000	–	**130 000**	325	18.06.07	17.06.14	2
	2 310	–	**2 310**	410	01.03.08	31.08.08	3
	132 310		**132 310**				
John Nicholas	1 319	–	**1 319**	716	01.03.10	31.08.10	3
	1 319	–	**1 319**				
Stuart Strathdee	55 845	–	**55 845**	335.75	18.06.06	17.06.13	2
	86 153	–	**86 153**	325	18.06.07	17.06.14	2
	263	–	**263**	716	01.03.10	31.08.10	3
	–	1 423	**1 423**	531	01.08.10	31.01.11	3
	142 261	1 423	**143 684**				

1. In June 2005, the Committee decided to suspend granting options under the 2000 Scheme. While the Committee retains the discretion to make option grants in the future in exceptional circumstances, for example in hiring packages, there is no current intention to make use of this discretionary power. No options have been granted under the 2000 Scheme since it was suspended.
2. Granted between 2000 and 2004 under the 2000 Scheme. The options were subject to a performance condition that was scaled such that, if over the first three consecutive years, the growth in the Company's normalised earnings per share (EPS) exceeded the growth in the UK Retail Price Index excluding mortgage interest payments (RPIX) by an average of at least 3% per year (9.3% over three years), then 50% of options granted could be exercised; or by at an average of at least 4% per year (12.5% over three years), then 100% of options granted could be exercised. All options granted under the 2000 Scheme have met their performance condition and are exercisable.
3. Options held, granted or exercised under the Sharesave Scheme. As this is an all-employee share scheme, no performance conditions are attached.
4. No options were lapsed or exercised during the year under the 1992 Scheme, the 2000 Scheme and the Sharesave Scheme.
5. The aggregate gain made by directors on the exercise of options during the year was £nil (2007 – £3,335,961).

The market price of the Company's ordinary shares at the close of business on 31 March 2008 was 540.00p and the range during the year to 31 March 2008 was 402.50p to 664.50p.

Directors' pension provision

Iain Ferguson and John Nicholas are not members of the Tate & Lyle Group Pension Scheme (Group Scheme) and accordingly they accrue no pension benefits. Instead, they receive cash allowances (included in the Pension Allowance column in the table on page 89) from which they make their own pension arrangements. Stanley Musesengwa and Stuart Strathdee are members of the Group Scheme and the information below sets out the disclosures required for them under both the Listing Rules of the UK Listing Authority and the Directors' Remuneration Report Regulations 2002.

		Defined Benefit Schemes							
Director	Age at 31 March 2008	Accumulated total accrued pension at year-end[1] £000	Directors' contributions during the year £000	Increase in accrued pension during the year[2] £000	Increase in accrued pension during the year (net of inflation)[3] £000	Transfer value of increase in accrued pension (net of inflation) less directors' contributions[4] £000	Transfer value of accrued pension at start of year[5] £000	Transfer value of accrued pension at year-end[6] £000	Increase in transfer value for the year less directors' contributions[7] £000
Stanley Musesengwa[8]	55	56	7	18	16	299	665	1 050	378
Stuart Strathdee	56	222	2	12	4	83	3 954	4 650	694

1. The figure shown represents the amount of pension benefits, based on service, pensionable earnings and, where appropriate, transferred pension rights, which would have been preserved for each director had he left service on 31 March 2008.
2. For each director, the figure represents the difference between the accrued pension at 31 March 2008 and the corresponding pension a year earlier. No allowance is made for inflation.
3. For each director, the figure represents the difference between the accrued pension at 31 March 2008 and the corresponding pension a year earlier. The figures shown include an adjustment for inflation in accordance with the Listing Rules of the UK Listing Authority.
4. The figures shown represent the transfer value, calculated in accordance with Guidance Note 11 issued by the Faculty and Institute of Actuaries and adopted by the Board of Actuarial Standards, of the inflation adjusted increase in the total accrued pension for the year, net of the Director's own contributions.
5. The figures shown represent the transfer value, calculated in accordance with Guidance Note 11 issued by the Institute and Faculty of Actuaries and adopted by the Board of Actuarial Standards, of the accumulated total accrued pension at 31 March 2007.
6. The figures shown represent the transfer value, calculated in accordance with Guidance Note 11 issued by the Institute and Faculty of Actuaries and adopted by the Board of Actuarial Standards, of the accumulated total accrued pension at 31 March 2008. During the course of the year, the actuarial basis used within the Tate & Lyle Group Pension Scheme for the purpose of determining transfer values in accordance with Guidance Note 11 was amended by the Trustee, generally resulting in an increase in transfer value amounts. The transfer values quoted have been calculated using the actuarial bases that applied at each reporting date. Part of the increase in the transfer values over the year is attributable to the change in actuarial basis.
7. The figures shown represent the increase in the transfer values from 31 March 2007 to 31 March 2008. The transfer values quoted have been calculated using the actuarial bases which applied at each reporting date, net of the Director's own contributions.
8. As announced on 2 May 2008, Stanley Musesengawa will leave Tate & Lyle on 31 July 2008. Stanley Musesengawa has worked for Tate & Lyle for over 28 years, most of which were in Africa. The value of his pension accrued during his service in Africa is minimal and significantly less than would have been the case had he served that time in the UK. Accordingly, the Committee has decided to augment his total accumulated pension value by around £290,000 in excess of his contractual entitlement. This will bring his total accumulated pension value to the level of the 'Lifetime Allowance' permitted under the UK tax regime to partially offset the negative impact of his African service on his pension entitlement. The final pension payable to Stanley Musesengawa will still be very considerably less than a comparable director who had completed his service in the UK.

Directors' interests in Tate & Lyle shares

	Ordinary shares	
	At 31 March 2008	At 1 April 2007
Elisabeth Airey	**9 000**	9 000
Richard Delbridge	**45 000**	30 000
Iain Ferguson[1]	**204 092**	85 091
Evert Henkes	**1 000**	1 000
Sir David Lees	**60 000**	40 000
Stanley Musesengwa[1]	**161 750**	94 200
John Nicholas[1]	**51 596**	35 000
Stuart Strathdee[1]	**141 849**	84 566
Robert Walker	**3 665**	3 665
Dr Barry Zoumas	**13 000**	7 000

1. The number of shares shown as at 31 March 2008 for Iain Ferguson, Stanley Musesengwa, John Nicholas and Stuart Strathdee includes shares acquired in relation to the Deferred Bonus Share Plan as detailed in the table on page 90.
2. All the above interests are beneficially held.
3. There were no changes in directors' interests in the period from 1 April 2008 to 21 May 2008.
4. No director had interests in any class of shares other than ordinary shares.
5. The Register of Directors' Interests, which is open to inspection, contains full details of directors' shareholdings and options to subscribe for shares.

On behalf of the Board
Evert Henkes
Chairman, Remuneration Committee
21 May 2008

Index to the financial statements for the year to 31 March 2008

Information for shareholders (non-statutory)

Independent Auditors' Report to the Members of Tate & Lyle PLC: Group financial statements

We have audited the Group financial statements of Tate & Lyle PLC for the year ended 31 March 2008, which comprise the consolidated income statement, the consolidated statement of recognised income and expense, the consolidated balance sheet, the consolidated cash flow statement, and the notes to the consolidated financial statements. These Group financial statements have been prepared under the accounting policies set out therein.

We have reported separately on the parent company financial statements of Tate & Lyle PLC for the year ended 31 March 2008 and on the information in the directors' remuneration report that is described as having been audited.

Respective responsibilities of directors and auditors
The directors' responsibilities for preparing the annual report and the Group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the statement of directors' responsibilities.

Our responsibility is to audit the Group financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the Group financial statements give a true and fair view and whether the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We also report to you as to whether in our opinion the information given in the directors' report is consistent with the Group financial statements. The information given in the directors' report includes that specific information presented in the operating and financial review that is cross-referred from the business review section of the directors' report. We also report to you if, in our opinion, we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We review whether the corporate governance statement reflects the Company's compliance with the nine provisions of the 2006 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the annual report and consider whether it is consistent with the audited Group financial statements. The other information comprises the 'Overview of the year', the 'What we do', 'How we performed' and the 'How we run the business' sections, the directors report, the directors remuneration report, the parent company financial statements, the ten-year review and the information for investors. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Group financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Group financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the Group financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Group financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Group financial statements.

Opinion
In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Group's affairs as at 31 March 2008 and of its profit and cash flows for the year then ended;
- the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation; and
- the information given in the directors' report is consistent with the Group financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants and
Registered Auditors
1 Embankment Place
London WC2N 6RH
21 May 2008

Consolidated income statement

	Notes	2008 £m	2007 £m
		Year to 31 March	
Continuing operations			
Sales	4, 5	**3 424**	3 225
Operating profit	4, 6	**215**	289
Finance income	10	**38**	50
Finance expense	10	**(80)**	(86)
Profit before tax		**173**	253
Income tax expense	11	**(76)**	(88)
Profit for the year from continuing operations		**97**	165
Profit for the year from discontinued operations	12	**90**	52
Profit for the year		**187**	217
Profit/(loss) for the year attributable to:			
Equity holders of the Company		**194**	214
Minority interests		**(7)**	3
		187	217
		pence	pence
Earnings per share attributable to the equity holders of the Company from continuing and discontinued operations	13		
Basic		**40.9**	44.3
Diluted		**40.4**	43.6
Earnings per share attributable to the equity holders of the Company from continuing operations	13		
Basic		**21.9**	33.6
Diluted		**21.7**	33.0
Dividends per share	14		
Interim paid		**6.5**	6.2
Final proposed		**16.1**	15.3
		22.6	21.5

Analysis of profit before tax from continuing operations		£m	£m
Profit before tax		**173**	253
Add back:			
Exceptional items	8	**59**	13
Amortisation of acquired intangible assets	15	**12**	9
Profit before tax, exceptional items and amortisation of acquired intangible assets		**244**	275

The notes on pages 99 to 153 form part of these Group financial statements.

Consolidated statement of recognised income and expense

	Notes	Year to 31 March 2008 £m	2007 £m
Net exchange differences		**57**	(81)
Net actuarial (losses) in post-employment benefit plans	32	**(7)**	(1)
Net gains/(losses) on cash flow hedges	27	**1**	(4)
Losses on revaluation of available-for-sale financial assets	18	**(3)**	–
Net gain/(loss) recognised directly in equity	26	**48**	(86)
Profit for the year		**187**	217
Total recognised income and expense for the year		**235**	131
Attributable to:			
Equity holders of the Company		**242**	131
Minority interests		**(7)**	–
		235	131

The notes on pages 99 to 153 form part of these Group financial statements.

Consolidated balance sheet

	Notes	31 March 2008 £m	31 March 2007 £m
ASSETS			
Non-current assets			
Goodwill and intangible assets	15	**320**	232
Property, plant and equipment	16	**1 196**	1 217
Investments in associates	17	**7**	7
Available-for-sale financial assets	18	**15**	18
Derivative financial instruments	20	**36**	36
Deferred tax assets	31	**1**	8
Trade and other receivables	23	**11**	64
Retirement benefit surplus	32	**53**	–
		1 639	1 582
Current assets			
Inventories	22	**562**	503
Trade and other receivables	23	**675**	558
Current tax assets		**18**	39
Derivative financial instruments	20	**275**	102
Cash and cash equivalents	35	**165**	189
Assets held for sale	24	**–**	89
		1 695	1 480
TOTAL ASSETS		**3 334**	3 062
SHAREHOLDERS' EQUITY			
Capital and reserves attributable to the Company's equity holders			
Share capital	25	**114**	122
Share premium	25	**404**	403
Capital redemption reserve	26	**8**	–
Other reserves	27	**91**	50
Retained earnings	26	**317**	385
		934	960
Minority interest	26	**16**	35
TOTAL SHAREHOLDERS' EQUITY	26	**950**	995
LIABILITIES			
Non-current liabilities			
Trade and other payables	29	**27**	6
Borrowings	30	**858**	842
Derivative financial instruments	20	**30**	19
Deferred tax liabilities	31	**107**	85
Retirement benefit obligations	32	**144**	131
Provisions for other liabilities and charges	33	**14**	51
		1 180	1 134
Current liabilities			
Trade and other payables	29	**488**	420
Current tax liabilities		**35**	47
Borrowings and bank overdrafts	30	**360**	271
Derivative financial instruments	20	**267**	123
Provisions for other liabilities and charges	33	**54**	44
Liabilities held for sale	24	**–**	28
		1 204	933
TOTAL LIABILITIES		**2 384**	2 067
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**3 334**	3 062

The Group financial statements were approved by the Board of Directors on 21 May 2008 and signed on its behalf by:

Sir David Lees, Iain Ferguson, John Nicholas Directors

The notes on pages 99 to 153 form part of these Group financial statements.

Consolidated cash flow statement

	Notes	Year to 31 March 2008 £m	2007 £m
Cash flows from operating activities			
Profit before tax from continuing operations		**173**	253
Adjustments for:			
Depreciation of property, plant and equipment	6	**100**	80
Exceptional items	8	**59**	13
Amortisation of intangible assets	6	**15**	13
Share-based payments	9	**7**	5
Finance income	10	**(38)**	(50)
Finance expense	10	**80**	86
Working capital, non cash movements and other operating cash	34	**(270)**	(75)
Cash generated from continuing operations		**126**	325
Interest paid		**(87)**	(75)
Income tax paid		**(75)**	(78)
Cash generated from discontinued operations	12	**36**	55
Net cash flows generated from operating activities		**-**	227
Cash flows from investing activities			
Proceeds on disposal of property, plant and equipment		**7**	8
Purchase of available-for-sale financial assets	18	**(4)**	(1)
Proceeds on disposal of available-for-sale financial assets		**4**	–
Interest received		**53**	33
Acquisitions of subsidiaries, net of cash and cash equivalents acquired	39	**(75)**	(3)
Disposal of subsidiaries, net of cash and cash equivalents disposed	39	**341**	-
Disposal of joint ventures, net of cash and cash equivalents disposed	39	**42**	-
Investment in associates	17	**–**	(3)
Purchase of property, plant and equipment		**(264)**	(251)
Purchase of intangible assets and other non-current assets	15	**(7)**	(6)
Net cash flows generated from/(used in) investing activities		**97**	(223)
Cash flows from financing activities			
Proceeds from issuance of ordinary shares		**8**	16
Repurchase of ordinary shares	25	**(159)**	–
Cash inflow from additional borrowings		**152**	416
Cash outflow from repayment of borrowings		**(23)**	(304)
Cash outflow from repayment of capital element of finance leases		**(1)**	(1)
Dividends paid to the Company's equity holders	14	**(105)**	(98)
Dividends paid to minority interests	26	**(1)**	–
Net cash flows (used in)/generated from financing activities		**(129)**	29
Net (decrease)/increase in cash and cash equivalents	36	**(32)**	33
Cash and cash equivalents			
Balance at beginning of year		**189**	158
Effect of changes in foreign exchange rates		**8**	(2)
Net (decrease)/increase in cash and cash equivalents		**(32)**	33
Balance at end of year	35	**165**	189

The notes on pages 99 to 153 form part of these Group financial statements.

Notes to the consolidated financial statements

1 Presentation of financial statements

General information
The principal activities of Tate & Lyle PLC are the development, manufacture and marketing of food and industrial ingredients that have been made from renewable resources. The Group operates more than 50 production facilities and in numerous partnerships and joint ventures throughout Europe, the Americas and South East Asia.

The Company is a public limited company incorporated and domiciled in the United Kingdom. The Company has its primary listing on the London Stock Exchange.

Basis of preparation
These consolidated financial statements are presented on the basis of International Financial Reporting Standards (IFRS) adopted by the European Union and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) and have been prepared in accordance with the Listing Rules of the UK Financial Services Authority and the Companies Act 1985, as applicable to companies reporting under IFRS.

These consolidated financial statements have been prepared in accordance with the accounting policies set out in Note 2 and under the historical cost convention, except where modified by the revaluation of certain financial instruments and commodities.

These consolidated financial statements are presented in pounds sterling, which is the Group's presentational currency.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company's accounting policies. The areas involving a higher degree of judgement or complexity and areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

The financial information for the year ended 31 March 2007 is derived from the statutory financial statements for that year, except that the comparative information has been reclassified as a result of the realignment of the segment disclosed in Note 4 and the results of the discontinued operations of Occidente and the disposed European starch plants.

Use of adjusted measures
Tate & Lyle presents adjusted profit before tax and adjusted earnings per share information. These measures are used by Tate & Lyle for internal performance analysis and incentive compensation arrangements for employees. The terms 'adjusted' and 'exceptional items' are not defined terms under IFRS and may therefore not be comparable with similarly titled measures reported by other companies. They are not intended to be a substitute for, or superior to, GAAP measurements of profit. The term 'adjusted' refers to the relevant measure being reported, excluding exceptional items and amortisation of intangible assets arising on acquisition of businesses. A reconciliation of statutory to adjusted information is provided in Note 44.

New IFRS standards and interpretations adopted
From 1 April 2007 the following standards, amendments and interpretations became effective and were adopted by the Group:

- IFRIC8 Scope of IFRS2 Share-based Payment;
- IFRIC9 Reassessment of Embedded Derivatives;
- IFRIC10 Interim Financial Reporting and Impairment;
- IFRIC11 IFRS2 Group and Treasury Share Transactions;
- IFRS4 Insurance Contracts revised Implementation Guidance;
- IFRS7 Financial instruments: Disclosures; and
- Amendment to IAS1 Capital Disclosures.

The adoption of these amendments and interpretations has not had a significant impact on the Group's profit for the year or equity. IFRS7 has impacted the disclosures in the notes to the consolidated financial statements.

From 1 April 2007, the following standards, amendments and interpretations became effective but are not relevant for the Group's operations:

- IFRIC7 Applying IAS29 Financial Reporting in Hyperinflationary Economies for the First Time.

New IFRS standards and interpretations not adopted
The following standards, amendments and interpretations are not yet effective and have not been adopted early by the Group:

- IFRIC12 Service Concession Arrangements;
- IFRIC13 Customer Loyalty Programmes;
- IFRIC14 – IAS19 – The limit on a defined benefit asset, minimum funding requirements and their interaction;
- IFRS8 Operating Segments;
- Revised IAS1 Presentation of Financial Statements;
- Revised IAS23 Borrowing Costs;
- Revised IFRS3 Business Combinations;
- Revised IAS27 Consolidated and Separate Financial Statements;
- Amendment to IFRS2 Share-based Payment;
- Amendment to IAS32 Financial Instruments: Presentation and IAS1 Presentation of Financial Statements.

IFRIC12 and IFRIC14 are effective for the Group from 1 April 2008. IFRIC13 is effective from 1 April 2009. Revised IFRS3 and revised IAS27 are effective for the Group from 1 July 2009. The other standards, amendments and revisions are effective for the Group from 1 January 2009. The adoption of these standards, amendments and interpretations is not expected to have a material impact on the Group's profit for the year or equity. The adoptions may affect disclosures in the Group's financial statements.

The parent company, Tate & Lyle PLC, has not adopted IFRS as its statutory reporting basis. Audited financial statements for the parent company, prepared in accordance with UK GAAP, are set out on pages 154 to 159.

2 Group accounting policies

Basis of consolidation

(a) Subsidiaries

Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights and taking into account the existence of potential voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The recognised identifiable assets, liabilities and contingent liabilities of a subsidiary are measured at their fair values at the date of acquisition. The interest of minority shareholders is stated at the minority's proportion of the fair values of the identifiable assets, liabilities and contingent liabilities recognised.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with those used by the Group. All inter-company transactions and balances between Group entities are eliminated on consolidation.

(b) Joint ventures

An entity is regarded as a joint venture if the Group has joint control over its operating and financial policies. The Group's interests in jointly-controlled entities are accounted for by proportionate consolidation, whereby the Group's share of the joint ventures' income and expenses, assets and liabilities and cash flows are combined on a line-by-line basis with similar items in the Group's financial statements. Where necessary, adjustments are made to the financial statements of joint ventures to bring the accounting policies used into line with those used by the Group. The Group recognises the portion of gains or losses on the sale of assets to the joint venture that is attributable to the other venturers. The Group does not recognise its share of profits or losses from the joint venture that result from the Group's purchase of assets from the joint venture until it resells the assets to an external entity.

(c) Associates

An entity is regarded as an associate if the Group has significant influence, but not control, over its operating and financial policies. Significant influence generally exists where the Group holds more than 20% and less than 50% of the shareholders' voting rights. Associates are accounted for under the equity method whereby the Group's income statement includes its share of their profits and losses and the Group's balance sheet includes its share of their net assets. Where necessary, adjustments are made to the financial statements of associates to bring the accounting policies used into line with those used by the Group. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Foreign currency translation

(a) Functional and presentational currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the 'functional currency'). The consolidated financial statements are presented in pounds sterling, which is the Group's presentational currency.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

(c) Group entities

From 1 April 2004, the results and financial position of all the Group's entities that have a functional currency different from the presentational currency are translated into the presentation currency as follows:

(i) assets and liabilities, including goodwill and fair value adjustments for each balance sheet presented, are translated at the closing rate at the date of that balance sheet;
(ii) income and expenses for each income statement are translated at average exchange rates as a reasonable approximation to the rates prevailing on the transaction dates; and
(iii) all resulting exchange differences are recognised as a separate component of equity.

Prior to 1 April 2004, exchange differences were recognised in retained earnings.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to equity.

When a foreign operation is sold, such exchange differences that have accumulated since 1 April 2004 are recognised in the income statement as part of the gain or loss on sale.

Property, plant and equipment

Land and buildings mainly comprise manufacturing sites and administrative facilities.

Property, plant and equipment is stated at historical cost less depreciation and impairment. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the expenditure will flow to the Group and the cost of the item can be measured reliably. All repairs and maintenance expenditures are charged to the income statement during the financial period in which they are incurred.

Depreciation is calculated using the straight-line method to allocate the cost or revalued amount of each asset to its residual value over its useful economic life as follows:

Freehold land:	No depreciation
Freehold buildings:	20 to 50 years
Leasehold property:	Period of the lease
Bulk liquid storage tanks:	12 to 20 years
Plant and machinery:	3 to 28 years

The assets' residual values and useful lives are reviewed at each balance sheet date and adjusted if appropriate. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

2 Group accounting policies (continued)

Gains and losses on disposals are determined by comparing the disposal proceeds with the carrying amount and are included in the income statement.

Leased assets
Leases of property, plant and equipment where the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Assets held under finance leases are capitalised at the lower of the fair value of the leased asset and the present value of the minimum lease payments. The corresponding leasing commitments, net of finance charges, are included in liabilities.

Leasing payments are analysed between capital and interest components so that the interest element is charged to the income statement over the period of the lease at a constant periodic rate of interest on the remaining balance of the liability outstanding.

Depreciation on assets held under finance leases is charged to the income statement.

All other leases are treated as operating leases with annual rentals charged to the income statement, net of any incentives granted to the lessee, over the term of the lease.

Intangible assets
(a) Goodwill
Goodwill is calculated as the difference between the fair value of the consideration exchanged in a business combination, including directly attributable acquisition costs, and the net fair values of the identifiable assets and liabilities acquired and is capitalised. Goodwill is tested for impairment annually and whenever there is an indication of impairment and is carried at cost less accumulated impairment losses.

Where the acquired interest in the net fair value of the identifiable assets and liabilities exceeds the cost of the business combination, the excess is recognised immediately in the income statement.

Gains and losses on the disposal of a business component include the carrying amount of goodwill relating to the entity sold.

(b) Patents and other intellectual property
Patents and other intellectual property are shown at historical cost less accumulated amortisation and impairment losses. Where the assets are acquired as part of a business combination, historical cost is based on their fair values as at the date of the combination. Amortisation of the assets is recognised on a straight-line basis over the period of their expected benefit.

(c) Other acquired intangible assets
Other acquired intangible assets are intangible assets arising on consolidation of acquired businesses and include brands, recipes, customer relationships and supplier networks. Amortisation of the assets is recognised on a straight-line basis over the period of their expected benefit.

(d) Other intangible assets
Other intangible assets mainly include certain development expenditure and software costs. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognised as intangible assets when the IAS38 recognition criteria are met. Capitalised development costs are amortised from the commencement of the commercial production of the product on a straight-line basis over the period of its expected benefit. Research and other development expenditures are recognised as an expense as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period.

Impairment
Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. In addition, assets under the course of construction are not depreciated and are subject to annual impairment review. Assets that are subject to amortisation or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets other than goodwill are grouped at the lowest levels for which there are separately identifiable cash inflows. Goodwill is allocated to units representing the lowest level at which goodwill is monitored by the Group's Board of directors for internal management purposes. Further details are given in Note 3.

Financial instruments
(a) Available-for-sale financial assets
Equity instruments held by the Group and designated as available-for-sale are carried at fair value, with movements in fair value recognised directly in equity. Cumulative fair value gains or losses on an asset are recycled through the income statement when the asset is disposed or impaired. A significant or prolonged decline in the fair value of the security below its cost is considered as an indicator that the securities are impaired.

(b) Loans and receivables
Non-current and current receivables and loans granted are recognised initially at fair value and thereafter carried at amortised cost less provisions for impairment. Movements in carrying value are recognised in the income statement.

(c) Borrowings
Borrowings are recognised initially at fair value, net of transaction costs incurred. Where borrowings are designated as hedged items under fair value hedges, they are subsequently remeasured for fair value changes in respect of the hedged risk with such changes recognised in the income statement. Otherwise, borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method. Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(d) Commodity trading instruments
Commodity instruments acquired for trading purposes are carried at fair value. Movements in fair value are recognised in the income statement.

2 Group accounting policies (continued)

(e) Commodity and treasury hedging instruments
Under IAS39, hedging relationships are categorised by type and must meet strict criteria to qualify for hedge accounting.

(i) Cash flow hedges
Hedges of firm commitments and highly probable forecast transactions, including forecast intra-group transactions that are expected to affect consolidated profit or loss, are designated as cash flow hedges. To the extent that movements in the fair values of these instruments effectively offset the underlying risk being hedged they are recognised in the hedging reserve in equity until the period during which the hedged forecast transaction affects profit or loss, at which point the cumulative gain or loss is recognised in the income statement, offsetting the value of the hedged transaction.

(ii) Fair value hedges
Hedges against the movement in fair value of recognised assets and liabilities are designated as fair value hedges. To the extent that movements in the fair values of these instruments effectively offset the underlying risk being hedged they are recognised in the income statement by offset against the hedged transaction.

(iii) Hedges of net investments
Hedges of a net investment in a foreign operation are designated as net investment hedges. To the extent that movements in the fair values of these instruments effectively offset the underlying risk being hedged they are recognised in the translation reserve until the period during which a foreign operation is disposed of or partially disposed of, at which point the cumulative gain or loss is recognised in profit or loss, offsetting the cumulative difference recognised on the translation of the net investment.

Hedge accounting is discontinued at the point when the hedging relationship no longer qualifies for hedge accounting. In the case of cash flow hedging relationships, the cumulative movement in the fair value of the hedging instrument previously recognised in equity up to that point is retained there until the forecast transaction affects profit or loss, unless the hedged transaction is no longer expected to occur, in which case the cumulative movement in fair value is transferred to profit or loss immediately. Movements in the fair value of hedging instruments where the relationship failed to meet the IAS39 hedge accounting criteria or where the movement represents the ineffective portion of a qualifying hedging relationship are recognised in the income statement immediately as other income and expense or net finance expense, as appropriate.

(f) Embedded derivatives
Where an embedded derivative is not closely related to the host contract and where the host contract itself is not already recognised at fair value, movements in the fair value of the embedded derivative are separated from the associated transaction and, except where the embedded derivative is designated as a cash flow hedging instrument, recognised in the income statement.

(g) Fair valuation
Fair values are based on market values where they are available. For unlisted securities the Group establishes fair value using valuation techniques. These include the use of recent arm's length transactions, reference to other similar instruments and discounted cash flow analysis.

Where no market prices are available, the fair value of financial liabilities is calculated with reference to discounted expected future cash flows.

Inventories
Inventories are stated at the lower of cost and net realisable value with the exception of certain items of merchandisable agricultural commodities which are stated at market value, in line with regional industry accounting practices.

Cost comprises direct materials and, where applicable, direct labour costs and those overheads that have been incurred in bringing the inventories to their present location and condition. Cost is calculated using the 'first in – first out' or weighted average cost methods, appropriate to the materials and production processes involved. Net realisable value represents the estimated selling price less all estimated costs to completion and costs to be incurred in marketing, selling and distribution.

Cash and cash equivalents
Cash and cash equivalents include cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts which are not considered to be borrowings in nature.

Share capital
Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

Where any Group company purchases the Company's equity share capital and holds that share either directly as treasury shares or indirectly within an ESOP trust, the consideration paid, including any directly attributable incremental costs (net of income taxes), is deducted from equity attributable to the Company's equity holders until the shares are cancelled, reissued or disposed. Where such shares are subsequently sold or reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the Company's equity holders. These shares are used to satisfy share options granted to employees under the Group's share option schemes. The trustee of the ESOP trust purchases the Company's shares on the open market using loans made by the Company or other loans guaranteed by the Company.

Provisions
Provisions for liabilities and charges are recognised when the Group has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation and the amount can be reliably measured. If the effect is material, provisions are measured using expected future cash flows discounted at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. The impact of unwinding any discount is taken to finance expense.

Provisions are not recognised for future operating losses. A provision for onerous contracts is recognised when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

2 Group accounting policies (continued)

Income taxes

The charge for current tax is based on the results for the year as adjusted for items which are non-taxable or disallowed. It is calculated using rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit. In principle, deferred tax liabilities are recognised for all taxable temporary differences (except as noted below) and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary differences arise from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction which affects neither the tax profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax is calculated using the enacted or substantively enacted rates that are expected to apply when the asset or liability is settled. Deferred tax is charged or credited in the income statement, except when it relates to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Revenue recognition

(a) Sales of goods and services

Sales comprise the amount receivable in the ordinary course of business, net of value added and sales taxes, for goods and services provided. Sales are recognised at the point or points at which the Group has performed its obligations in connection with the contractual terms of the sales agreement, and in exchange obtains the right to consideration.

(b) Interest income

Interest income is recognised on a time-proportion basis using the effective interest method.

(c) Dividend income

Dividend income is recognised when the right to receive payment is established.

Employee benefits

(a) Pension obligations

Group companies operate various pension schemes. The schemes are generally funded through payments to insurance companies or trustee payments to insurance companies or trustee-administered funds, determined by periodic actuarial calculations. The Group has both defined benefit and defined contribution plans.

A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

The amounts recognised in the balance sheet in respect of defined benefit pension plans are the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for actuarial gains or losses charged or credited to equity and past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability. Past service costs are recognised immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortised on a straight-line basis over the vesting period. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity immediately.

Where the actuarial valuation of a scheme demonstrates that the scheme is in surplus, the recognised asset is limited to that for which the Group expects to benefit in future by refunds or a reduction in contribution.

For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognised as employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

(b) Other post-employment obligations

Some Group companies provide post-employment healthcare benefits to their retirees. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment using an accounting methodology similar to that for defined benefit pension plans. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity immediately. These obligations are valued annually by independent qualified actuaries.

2 Group accounting policies (continued)

(c) Share-based compensation

The Group operates a number of equity-settled, share-based compensation plans. The fair value of employee services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, earnings targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, for options granted with non-market vesting conditions, the Group revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity. The proceeds received net of any directly attributable transaction costs are credited to share capital and share premium when the options are exercised.

Research and development

Research expenditure is recognised in the income statement in the year in which it is incurred. Development expenditure is recognised in the income statement in the year in which it is incurred unless it is probable that future economic benefits will flow to the Group from the asset being developed, the cost of the asset can be reliably measured and technical feasibility can be demonstrated. When the recognition criteria are met, development costs are capitalised as an intangible asset and are amortised on a straight line basis over the estimated useful life from the time the asset is available for use.

Borrowing costs

Borrowing costs directly arising from the purchase, construction or production of an asset are capitalised as part of the cost of that asset.

Exceptional items

Exceptional items comprise items of income and expense that are material in amount and unlikely to recur and which merit separate disclosure in order to provide an understanding of the Group's underlying financial performance. Examples of events giving rise to the disclosure of material items of income and expense as exceptional items include, but are not limited to, impairment events, disposals of operations or individual assets, litigation claims by or against the Group and the restructuring of components of the Group's operations.

Government grants

A government grant is recognised when there is reasonable assurance that any conditions attached to the grant will be satisfied and the grants will be received. A government grant is recognised at its fair value and is accounted for as a deduction against the cost concerned or within other income over the periods necessary to match the grants with the related costs that they are intended to compensate.

Dividend distribution

A dividend distribution to the Company's equity holders is recognised as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders or, in the case of interim dividends, by the Board of directors.

Segment reporting

A business segment is a group of assets or operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those segments operating in other economic environments.

Discontinued operations and non-current assets held for sale

Business components that represent separate major lines of business or geographical areas of operations are recognised as discontinued if the operations have been disposed of, are being abandoned or meet the criteria to be classified as held for sale.

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be principally recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable, expected to be completed within one year and the asset (or disposal group) is available for immediate sale in its present condition. Operations held for sale are held at the lower of their carrying amount on the date they are classified as held for sale and fair value less costs to sell.

3 Critical accounting estimates and judgements

In order to prepare these consolidated financial statements in accordance with the accounting policies set out in Note 2, management has used estimates and judgements to establish the amounts at which certain items are recorded. Critical accounting estimates and judgements are those that have the greatest impact on the financial statements and require the most difficult, subjective and complex judgements about matters that are inherently uncertain. Estimates are based on factors including historical experience and expectations of future events that management believe to be reasonable. However, given the judgemental nature of such estimates, actual results could be different from the assumptions used. The critical accounting policies are set out below.

Impairment of assets

Asset impairments have the potential to significantly impact income. In order to determine whether impairments are required the Group estimates the recoverable amount of the asset. This calculation is usually based on projecting future cash flows over a five-year period and using a terminal value to incorporate expectations of growth thereafter. A discount factor is applied to obtain a current value ('value in use'). The 'fair value less costs to sell' of an asset is used if this results in an amount in excess of 'value in use'.

Estimated future cash flows for impairment calculations are based on management's expectations of future volumes and margins based on plans and best estimates of the productivity of the assets in their current condition. Future cash flows therefore exclude benefits from major expansion projects requiring future capital expenditure where that expenditure has not been approved at the balance sheet date.

3 Critical accounting estimates and judgements (continued)

Future cash flows are discounted using a discount rate based on the Group's weighted average cost of capital, adjusted if appropriate for circumstances specific to the asset being tested. The weighted average cost of capital is impacted by estimates of interest rates, equity returns and market and country related risks. The Group's weighted average cost of capital is reviewed on an annual basis.

Further details are set out in Notes 15 and 16.

Retirement benefits
Among the range of retirement benefits provided in businesses around the Group are a number of defined benefit pension plans and an unfunded healthcare benefit scheme in the USA. The amounts recorded in the financial statements for both of these types of arrangement are based on a number of assumptions, changes to which could have a material impact on the reported amounts.

Any net deficit or surplus arising on defined benefit plans and the liability under the healthcare plan is shown in the balance sheet. The amount recorded is the difference between plan assets and liabilities at the balance sheet date. Plan assets are based on market value at that date. Plan liabilities, including healthcare liabilities, are based on actuarial estimates of the present value of future pension or other benefits that will be payable to members. The most sensitive assumptions involved in calculating the expected liabilities are mortality rates and the discount rate used to calculate the present value. If the mortality rates assumption changed, a one year increase to longevity at age 60 would increase the liability by 2.6%. The main financial assumption is the real discount rate, being the excess of the discount rate over the rate of inflation. If this assumption changed by 0.1%, the gross plan liabilities would change by approximately £15 million.

The income statement generally comprises a regular charge to operating profit and a finance charge, which represents the net of expected income from plan assets and an interest charge on plan liabilities. These calculations are based on expected outcomes at the start of the financial year. The income statement is most sensitive to changes in expected returns from plan assets and the discount rate used to calculate the interest charge on plan liabilities. A 0.1% change in the assumption of the real discount rate would change the finance expense by approximately £0.3 million.

Full details of these assumptions, which are based on advice from the Group's actuaries, are set out in Note 32.

Provisions
The Group recognises a provision where a legal or constructive obligation exists at the balance sheet date and a reliable estimate can be made of the likely outcome. Where appropriate, future cash outflows that are expected to arise over a number of years are discounted to a present value using a relevant discount rate.

At the balance sheet date, provisions included amounts for insurance claims payable by the Group's reinsurance company, legal matters, employee termination and other restructuring costs and amounts payable under the deferred consideration clauses of the realignment of the Sucralose business in April 2004.

Although provisions are reviewed on a regular basis and adjusted for management's best current estimates, the judgemental nature of these items means that future amounts settled may be different from those provided.

Further details are set out in Note 33.

Taxation
The Group operates in a large number of tax jurisdictions around the world. Tax regulations generally are complex and in some jurisdictions agreeing tax liabilities with local tax authorities can take several years. Consequently, at the balance sheet date, tax liabilities and assets are based on management's best estimate of the future amounts that will be settled. While the Group aims to ensure that the estimates recorded are accurate, the actual amounts could be different from those expected. Deferred tax assets mainly represent past tax losses that the Group expects to recover at some time in the future and by their nature the amounts recorded are therefore dependent on management's judgement about future events.

Further details are set out in Notes 11 and 31.

4 Segment information

Primary format – business segments

Following the disposal of Tate & Lyle Canada (Redpath) and Grupo Industrial Azucarero de Occidente, S.A. de C.V. (Occidente) and the cessation of the Group's Eastern Sugar joint venture, the Sugars, Americas and Asia and Sugars, Europe segments have been combined into one segment, 'Sugars', and the comparative segmental information has been reclassified.

In a further change to our segmental information we have separated central costs, which were previously allocated to the segments, as this is the way the business is managed and financial information is presented to the decision makers on this basis. Comparative information has been reclassified for this change.

Discontinued operations comprise Redpath, Eastern Sugar, the disposed European starch plants and Occidente.

The segment results for the year to 31 March 2008 are as follows:

	Continuing operations							
	Food & Industrial Ingredients, Americas £m	Food & Industrial Ingredients, Europe £m	Sucralose £m	Sugars £m	Central costs £m	Total £m	Discontinued operations (Note 12) £m	Total from continuing & discontinued operations £m
Sales								
Total sales	1 390	470	148	1 438		3 446	423	3 869
Inter-segment sales	(4)	(9)	–	(9)		(22)	(29)	(51)
External sales	1 386	461	148	1 429		3 424	394	3 818
Operating profit								
Before exceptional items and amortisation of acquired intangible assets	186	41	66	24	(31)	286	45	331
Exceptional items (Note 8)	(12)	(47)	–	–	–	(59)	60	1
Amortisation of acquired intangible assets	(3)	(5)	(4)	–	–	(12)	–	(12)
Operating profit	171	(11)	62	24	(31)	215	105	320
Net finance (expense)/income						(42)	1	(41)
Profit before tax						173	106	279
Segment assets (note a)	1 250	601	297	821	58	3 027	75	3 102
Unallocated assets:								
– current tax assets						18		18
– deferred tax assets						1		1
– debt related derivative assets						48		48
– cash and cash equivalents						165		165
Total assets								3 334
Segment liabilities (note a)	414	112	22	402	15	965	23	988
Unallocated liabilities:								
– corporate borrowings						1 218		1 218
– debt related derivative liabilities						36		36
– current tax liabilities						35		35
– deferred tax liabilities						107		107
Total liabilities								2 384
Other segment information (note a)								
Net operating assets	836	489	275	419	43	2 062	52	2 114
Capital investments (note b)	152	112	11	44	7	326	26	352
Depreciation (Note 16)	42	12	27	17	2	100	7	107
Amortisation of intangible assets (Note 15)	4	7	4	–	–	15	1	16
Impairment charges	12	17	–	–	1	30	–	30
Share-based payments (Note 28)	1	2	–	1	3	7	(2)	5

(a) The segment assets and liabilities disclosed as discontinued relate to Eastern Sugar. Production at the Eastern Sugar facilities ceased in the year ended 31 March 2007 and the operations are currently being dismantled.

(b) Capital investments comprise capital expenditure on property, plant and equipment, intangible assets and investments. These items include amounts arising on acquisition of businesses.

4 Segment information (continued)

The segment results for the year to 31 March 2007 are as follows:

	Continuing operations							
	Food & Industrial Ingredients, Americas £m	Food & Industrial Ingredients, Europe £m	Sucralose £m	Sugars £m	Central costs £m	Total £m	Discontinued operations (Note 12) £m	Total from continuing & discontinued operations £m
Sales								
Total sales	1 259	316	147	1 638		3 360	879	4 239
Inter-segment sales	(4)	(11)	–	(120)		(135)	(34)	(169)
External sales	1 255	305	147	1 518		3 225	845	4 070
Operating profit								
Before exceptional items and amortisation of acquired intangible assets	175	40	71	60	(35)	311	62	373
Exceptional items (Note 8)	(33)	–	20	–	–	(13)	23	10
Amortisation of acquired intangible assets	(3)	(2)	(4)	–	–	(9)	–	(9)
Operating profit	139	38	87	60	(35)	289	85	374
Net finance (expense)/income						(36)	(1)	(37)
Profit before tax						253	84	337
Segment assets	956	308	295	608	40	2 207	484	2 691
Unallocated assets:								
– current tax assets						39		39
– deferred tax assets						8		8
– debt related derivative assets						46		46
– cash and cash equivalents						189		189
Assets held for sale	–	–	–	–	–	–	89	89
Total assets								3 062
Segment liabilities	231	20	31	288	13	583	189	772
Unallocated liabilities:								
– corporate borrowings						1 113		1 113
– debt related derivative liabilities						22		22
– current tax liabilities						47		47
– deferred tax liabilities						85		85
Liabilities held for sale (note a)	–	–	–	–	–	–	28	28
Total liabilities								2 067
Other segment information								
Net operating assets	725	288	264	320	27	1 624	370	1 994
Capital investments (note b)	116	21	55	28	3	223	46	269
Depreciation (Note 16)	39	8	15	16	2	80	20	100
Amortisation of intangible assets (Note 15)	3	6	4	–	–	13	–	13
Impairment charges	11	–	–	–	1	12	16	28
Share-based payments	1	–	–	1	3	5	1	6

(a) Included in liabilities held for sale are non-operating items amounting to £14 million.

(b) Capital investments comprise capital expenditure on property, plant and equipment, intangible assets and investments. These items include amounts arising on acquisition of businesses.

4 Segment information (continued)

Secondary format – geographical segments
The Group's operations are based in four main geographical areas. The United Kingdom is the home country of the parent. Sales, assets, and investments in the principal territories are as follows:

	External sales (note a) Year to 31 March		Segment assets At 31 March		Capital investments Year to 31 March	
	2008 £m	2007 £m	**2008 £m**	2007 £m	**2008 £m**	2007 £m
United Kingdom	**606**	619	**746**	497	**37**	18
Other European countries	**641**	484	**719**	732	**136**	61
North America	**1 470**	1 441	**1 331**	1 173	**159**	144
Rest of the world	**707**	681	**306**	289	**20**	46
Total	**3 424**	3 225	**3 102**	2 691	**352**	269
Unallocated assets	**–**	–	**232**	371	**–**	–
	3 424	3 225	**3 334**	3 062	**352**	269

(a) External sales are from continuing operations.

5 Sales from continuing operations

Analysis of sales by category:

	Notes	Year to 31 March **2008 £m**	2007 £m
Sales of goods and services (excluding share of joint ventures' sales)		**3 177**	3 024
Share of sales of joint ventures	17	**247**	201
		3 424	3 225

6 Operating profit

Continuing operations

	Notes	Year to 31 March 2008 £m	2007 £m
External sales		**3 424**	3 225
Staff costs	9	**234**	212
Inventories:			
– cost of inventories recognised as an expense (included in cost of sales)		**2 052**	1 978
– fair value loss on derivatives held for trading (included in cost of sales)		**23**	5
– impairment of inventory recognised in the year		**–**	1
Depreciation of property, plant and equipment:			
– owned assets		**98**	79
– leased assets		**2**	1
Exceptional items	8	**59**	13
Amortisation of intangible assets:			
– intangible assets arising on acquisition of businesses		**12**	9
– other intangible assets		**3**	4
Operating lease rentals:			
– property		**–**	2
– plant and machinery		**21**	25
Research and development expenditure		**29**	15
Impairment of trade receivables	23	**–**	1
Impairment of property, plant and equipment		**1**	–
Government grant income		**(17)**	(18)
Other net operating expenses:			
– ineffectiveness loss on derivatives designated as cash flow hedges	20	**2**	–
– ineffectiveness gain on derivatives designated as net investment hedges	20	**–**	(2)
– other operating expenses		**690**	611
Total		**3 209**	2 936
Operating profit from continuing operations		**215**	289

Discontinued operations

	Notes	Year to 31 March 2008 £m	2007 £m
External sales	12	**394**	845
Staff costs	9	**29**	90
Inventories:			
– cost of inventories recognised as an expense (included in cost of sales)		**185**	458
Depreciation of property, plant and equipment:			
– owned assets		**7**	20
Exceptional items	8	**(60)**	(23)
Amortisation of intangible assets:			
– other intangible assets		**1**	–
Operating lease rentals:			
– plant and machinery		**1**	2
Research and development expenditure		**3**	7
Other net operating expenses:			
– other operating expenses		**123**	206
Total		**289**	760
Operating profit from discontinued operations	12	**105**	85

7 Auditors' remuneration

During the year the Group (including its overseas subsidiaries) obtained the following services from the Company's auditors as detailed below:

	Year to 31 March	
	2008 £m	2007 £m
Fees payable to the Company's auditors for the audit of the Company's annual financial statements	**0.7**	0.6
Fees payable to the Company's auditors and its associates for other services:		
– the audit of the Company's subsidiaries, pursuant to legislation	**1.3**	1.5
Total audit fees	**2.0**	2.1
Other services pursuant to legislation	**0.3**	0.1
Other services relating to corporate finance transactions entered into or proposed to enter into	**0.3**	–
All other services	**0.1**	0.1
	2.7	2.3

In addition to the above, fees totalling £0.1 million (2007 – £0.1 million) were paid to the Company's auditors in respect of the audit of Group pension schemes.

8 Exceptional items

Exceptional items are as follows:

	Year to 31 March	
	2008 £m	2007 £m
Continuing		
Restructuring costs (note a)	**(30)**	–
Impairment and closure costs (note b)	**(29)**	(33)
Deferred payment provision release (note c)	**–**	20
	(59)	(13)
Discontinued		
European starch plants (note a)	**(8)**	–
Redpath (note d)	**60**	–
Occidente (note e)	**8**	–
Eastern Sugar (note f)	**–**	23
	60	23

(a) Overall, the net loss on disposal of the European starch plants in France, Belgium, Italy, Spain and the UK is £38 million, comprising £30 million of redundancy and other restructuring costs within continuing operations, and a net loss of £8 million in discontinued operations (comprising £7 million profit on disposal offset by goodwill written off of £15 million). The restructuring costs result from the significant reduction in central support functions required by the retained Food & Industrial Ingredients, Europe business.

(b) Following a review of the global citric acid business, an impairment charge of £12 million relating to property, plant and equipment has been recognised. The citric acid business is reported in the Food & Industrial Ingredients, Americas division.

The Group is also taking on impairment charge of £17 million in its monosodium glutamate business in China, inventory (£7 million); property, plant and equipment (£9 million) and intangible assets (£1 million). £10 million of this impairment relates to minority interests. This business is currently reported in the Food and Industrial Ingredients, Europe division.

Impairment and closure costs in the prior year of £33 million were recognised following a review of the manufacturing activities at the Selby, UK, factory for citric acid and astaxanthin. These businesses are both reported within the Food & Industrial Ingredients, Americas division.

(c) The deferred payment provision release in the year ended 31 March 2007 of £20 million related to the Sucralose business. As part of the realignment of Sucralose activities with McNeil Nutritionals, LLC (McNeil) in April 2004 a provision was set up for deferred consideration payable to McNeil. It was anticipated that the provision would not be fully utilised and consequently £20 million was released to the income statement.

(d) The Group disposed of its shareholding of Redpath resulting in a profit on disposal of £60 million (see Note 39).

8 Exceptional items (continued)

(e) The Group disposed of its interest in its Mexican cane sugar business, Occidente, resulting in a profit on disposal of £8 million (see Note 39).

(f) The exceptional gain of £23 million in discontinued operations in 2007 related to the Group's Eastern Sugar joint venture. This comprised a £14 million net gain expected on termination of operations following surrender of sugar quota to the EU Restructuring Fund under the terms of the EU Sugar Regime and a £9 million gain following a favourable outcome to a long running litigation dispute with the government of the Czech Republic.

The tax impact on continuing net exceptional items is a £5 million credit (2007 – £3 million charge) and on total net exceptional items is a £3 million charge (2007 – £7 million charge). Tax credits on exceptional items are only recognised to the extent that losses created are expected to be recoverable in the future. In the year to 31 March 2007, a further £18 million exceptional tax charge was recognised in relation to discontinued operations.

Exceptional items includes a £10 million loss (2007 – £nil) attributable to minority interests.

9 Staff costs

Staff costs for the Group during the year were as follows:

	Year to 31 March 2008		Year to 31 March 2007	
	Continuing operations £m	**Discontinued operations £m**	Continuing operations £m	Discontinued operations £m
Wages and salaries	**194**	**24**	173	69
Social security costs	**17**	**7**	17	16
Other pension costs:				
– defined benefit schemes	**13**	**1**	15	3
– defined contribution schemes	**1**	**–**	1	–
– retirement healthcare benefits	**2**	**(1)**	1	1
Share-based payments	**7**	**(2)**	5	1
	234	**29**	212	90

The average number of people employed by the Group, excluding associates' employees and including a proportionate share of people employed by joint ventures, is set out below. As required by the Companies Act 1985, this includes part-time employees:

	Year to 31 March	
By business segment	**2008**	2007
Food & Industrial Ingredients, Americas	**2 500**	2 601
Food & Industrial Ingredients, Europe	**2 857**	3 123
Sucralose	**267**	279
Sugars	**2 240**	3 179
	7 864	9 182

Included in the above numbers are 1,478 (2007 – 2,900) employees relating to discontinued operations, where 803 (2007 – 1,659) were employed by Sugars and 675 (2007 – 1,241) by Food & Industrial Ingredients, Europe.

The number of people employed by the Group at 31 March 2008 was 6,488 (2007 – 9,194).

Key management compensation

	Year to 31 March	
	2008 £m	2007 £m
Salaries and short-term employee benefits	4	4
Post-employment benefits	1	1
Share-based payments	2	2
Share option gains	2	3
	9	10

Key management includes the Company's executive directors, details of whose remuneration are given in the directors' remuneration report on pages 82 to 92, the Company Secretary, the former Group Human Resources Director and as of 8 October 2007 the President of Food & Industrial Ingredients, Americas, when it was announced he would be joining the Group Management Committee.

The aggregate emoluments of directors in respect of qualifying services to the Company were £4 million (2007 – £5 million).

10 Finance income and finance expense

Continuing	Notes	Year to 31 March 2008 £m	2007 £m
Finance income			
Interest receivable		**34**	48
Net finance income/(cost) arising on defined benefit retirement schemes:			
– interest cost	32	**(67)**	(66)
– expected return on plan assets	32	**71**	68
Total finance income		**38**	50
Finance expense			
Interest payable on bank borrowings		**(6)**	(3)
Interest payable on other borrowings		**(69)**	(77)
Unwinding of discounts in provisions		**(1)**	(3)
Finance lease charges		**(3)**	(3)
Fair value gain/(loss) on interest-related derivative financial instruments:			
– Interest rate swaps – fair value hedges		**16**	(4)
– Derivatives not designated as hedges		**1**	(1)
Fair value adjustment of borrowings attributable to interest rate risk		**(18)**	5
Total finance expense		**(80)**	(86)
Net finance expense		**(42)**	(36)

Finance expense is shown net of borrowing costs capitalised into the cost of assets of £8 million (2007 – £7 million) at a capitalisation rate of 5.4% (2007 – 4.7%).

Interest payable on other borrowings includes £0.2 million (2007 – £0.2 million) of dividends in respect of the Group's 6.5% cumulative preference shares.

Discontinued
Included within profit for the year in relation to discontinued operations (Note 12) is net finance income of £1 million (2007 – net finance expense of £1 million).

11 Income tax expense

Analysis of charge for the year

Continuing	Year to 31 March 2008 £m	2007 £m
Current tax:		
– In respect of the current year		
– UK	**–**	(33)
– Overseas	**87**	96
– Adjustments in respect of previous years	**(4)**	6
	83	69
Deferred tax	**(7)**	19
Income tax expense	**76**	88

The taxation charge on continuing operations in the year to 31 March 2008 of £76 million (2007 – £88 million) includes a credit of £5 million in respect of exceptional items (2007 – £3 million charge).

Discontinued
The taxation charge in respect of discontinued operations in the year to 31 March 2008 is £16 million (2007 – £32 million).

11 Income tax expense (continued)

Tax on items recognised directly in equity

	Year to 31 March	
	2008 £m	2007 £m
Deferred tax charge/(credit) on share-based payments	**3**	(2)
Deferred tax charge on retirement benefits	**10**	–
Deferred tax (credit) on foreign exchange	**(1)**	–
Current tax (credit)/charge on foreign exchange	**(21)**	21
	(9)	19

The effective tax rate for the year, calculated on the basis of the total income tax expense relating to continuing operations as a proportion of profit before tax, is 43.9% (2007 – 34.8%). This compares with the standard rate of corporation tax in the United Kingdom of 30% (2007 – 30%) as follows:

	Year to 31 March	
	2008 £m	2007 £m
Profit before tax	**173**	253
Corporation tax charge thereon at 30% (2007 – 30%)	**52**	76
Adjusted for the effects of:		
– exceptional items	**13**	20
– expenses not deductible for tax purposes	**(1)**	1
– losses not recognised	**3**	(17)
– adjustments to tax in respect of previous periods	**(7)**	1
– different tax rates applied on overseas earnings	**16**	7
	76	88

The effective rate of tax relating to continuing operations on profit before exceptional items and amortisation was 34.4% (2007 – 32.0%).

12 Discontinued operations

On 22 April 2007, the Group completed the sale of Redpath to American Sugar Refining, Inc. Accordingly the results of Redpath are presented as discontinued operations for the years ended 31 March 2008 and 31 March 2007. The related assets and liabilities were held for sale at 31 March 2007.

On 1 October 2007, the Group completed the sale to Syral SAS (a subsidiary of Tereos of France) of its starch facilities forming part of the Food & Industrial Ingredients, Europe segment in the UK, Belgium, France, Spain and Italy (together 'the European starch plants'). Accordingly the results of the European starch plants that have been disposed of are presented as discontinued operations for the years ended 31 March 2008 and 31 March 2007.

On 28 December 2007, the Group disposed of its 49% indirect shareholding in Occidente to E D & F Man Holdings Limited. Accordingly, the results of Occidente are presented as discontinued operations for the years ended 31 March 2008 and 31 March 2007.

Following an extensive review of the impact of the new EU sugar regime, the Group's Eastern Sugar joint venture ceased processing beets by March 2007 and renounced its sugar quotas in Hungary, Czech Republic and Slovakia in return for Restructuring Aid. Accordingly the results of Eastern Sugar are presented as discontinued operations for the years ended 31 March 2008 and 31 March 2007.

The results of Redpath, Occidente and Eastern Sugar were previously reported in the Sugars segment. The disposed European starch plants were previously reported as part of the Food & Industrial Ingredients, Europe segment.

12 Discontinued operations (continued)

Year to 31 March 2008

	Notes	Redpath £m	Eastern Sugar £m	European Starch Plants £m	Occidente £m	Total £m
Sales		**11**	**31**	**308**	**44**	**394**
Operating profit before exceptional items		**–**	**5**	**38**	**2**	**45**
Exceptional items	8	**60**	**–**	**(8)**	**8**	**60**
Operating profit		**60**	**5**	**30**	**10**	**105**
Finance income		**–**	**2**	**–**	**1**	**3**
Finance expense		**–**	**–**	**(1)**	**(1)**	**(2)**
Profit before tax from discontinued operations		**60**	**7**	**29**	**10**	**106**
Income tax expense (note a)		**–**	**(1)**	**(7)**	**(8)**	**(16)**
Profit for the year from discontinued operations		**60**	**6**	**22**	**2**	**90**

Year to 31 March 2007

	Notes	Redpath £m	Eastern Sugar £m	European Starch Plants £m	Occidente £m	Total £m
Sales		189	67	520	69	845
Operating profit before exceptional items		8	10	38	6	62
Exceptional items	8	–	23	–	–	23
Operating profit		8	33	38	6	85
Finance income		1	–	–	1	2
Finance expense		–	–	(2)	(1)	(3)
Profit before tax from discontinued operations		9	33	36	6	84
Income tax expense (note a)		(9)	(6)	(15)	(2)	(32)
Profit for the year from discontinued operations		–	27	21	4	52

(a) Income tax expense in Occidente in the year to 31 March 2008 includes an £8 million charge in respect of exceptional items. Income tax expense in Redpath in the year to 31 March 2007 included a £5 million exceptional charge. Income tax expense in Eastern Sugar in the year to 31 March 2007 included a £4 million charge in respect of exceptional items.

Net cash flows from discontinued operations are as follows:

Year to 31 March 2008

	Redpath £m	Eastern Sugar £m	European Starch Plants £m	Occidente £m	Total £m
Net cash (outflows)/inflows from operating activities	**(8)**	**22**	**22**	**–**	**36**
Net cash inflows/(outflows) from investing activities	**–**	**1**	**(23)**	**(2)**	**(24)**

Year to 31 March 2007

	Redpath £m	Eastern Sugar £m	European Starch Plants £m	Occidente £m	Total £m
Net cash inflows from operating activities	4	–	44	7	55
Net cash (outflows)/inflows from investing activities	(1)	3	(39)	(6)	(43)

There were no cash flows to or from financing activities in the years ended 31 March 2008 or 31 March 2007.

13 Earnings per share

Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by the Company and held in the Employee Share Ownership Trust or in Treasury.

	Year to 31 March 2008			Year to 31 March 2007		
	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Total
Profit attributable to equity shareholders of the Company (£million)	104	90	194	162	52	214
Weighted average number of ordinary shares in issue (millions)	474.7	474.7	474.7	482.8	482.8	482.8
Basic earnings per share	21.9p	19.0p	40.9p	33.6p	10.7p	44.3p

Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all potential dilutive ordinary shares. Potential dilutive ordinary shares arise from share options. For these, a calculation is performed to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options.

	Year to 31 March 2008			Year to 31 March 2007		
	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Total
Profit attributable to equity shareholders of the Company (£million)	104	90	194	162	52	214
Weighted average number of diluted shares in issue (millions)	480.4	480.4	480.4	491.0	491.0	491.0
Diluted earnings per share	21.7p	18.7p	40.4p	33.0p	10.6p	43.6p

The adjustment for the dilutive effect of share options at 31 March 2008 was 5.7 million shares (2007 – 8.2 million shares).

Adjusted earnings per share

Adjusted earnings per share is stated excluding exceptional items and amortisation of acquired intangible assets as follows:

Continuing operations	Notes	Year to 31 March 2008	Year to 31 March 2007
Profit attributable to equity shareholders of the Company (£million)		104	162
Adjustments:			
– exceptional items	8	59	13
– amortisation of acquired intangible assets	15	12	9
– tax effect of the above adjustments		(8)	–
– minority interest share of exceptional items	8	(10)	–
Adjusted profit (£million)		157	184
Adjusted basic earnings per share from continuing operations		33.1p	38.1p
Adjusted diluted earnings per share from continuing operations		32.7p	37.5p

14 Dividends

	Year to 31 March 2008	2007
Dividends paid on ordinary equity shares:		
– final paid relating to prior year (£million)	**74**	68
– interim paid relating to current year (£million)	**31**	30
Total dividend paid (£million)	**105**	98
The total ordinary dividend is 22.6p (2007 – 21.5p) made up as follows:		
– interim dividend paid	**6.5p**	6.2p
– final dividend proposed	**16.1p**	15.3p
	22.6p	21.5p

The final dividend proposed for the year, which has not been recognised as a liability, will be paid subject to approval by shareholders at the Company's Annual General Meeting on 23 July 2008 to shareholders who are on the Register of Members on 4 July 2008.

15 Goodwill and intangible assets

	Notes	Goodwill £m	Patents £m	Other acquired intangible assets £m	Total acquired intangibles £m	Other intangible assets £m	Total £m
Cost							
At 1 April 2007		167	32	44	243	38	281
Businesses acquired	39	36	–	52	88	–	88
Additions at cost		–	–	–	–	7	7
Businesses sold	39	(15)	–	–	(15)	(26)	(41)
Exchange differences		14	1	12	27	3	30
At 31 March 2008		**202**	**33**	**108**	**343**	**22**	**365**
Accumulated amortisation and impairments							
At 1 April 2007		8	12	6	26	23	49
Businesses sold	39	–	–	–	–	(24)	(24)
Amortisation charge		–	4	8	12	4	16
Impairment charge (note a)		–	–	–	–	1	1
Exchange differences		–	–	1	1	2	3
At 31 March 2008		8	16	15	39	6	45
Net book value at 31 March 2008		**194**	**17**	**93**	**304**	**16**	**320**

(a) The impairment charge relates to Orsan China and is included within continuing exceptional items in the income statement.

15 Goodwill and intangible assets (continued)

	Goodwill £m	Patents £m	Other acquired intangible assets £m	Total acquired intangibles £m	Other intangible assets £m	Total £m
Cost						
At 1 April 2006	179	32	48	259	32	291
Additions at cost	–	–	–	–	6	6
Exchange differences	(12)	–	(4)	(16)	–	(16)
At 31 March 2007	167	32	44	243	38	281
Accumulated amortisation and impairments						
At 1 April 2006	–	8	1	9	19	28
Amortisation charge	–	4	5	9	4	13
Impairment charge	8	–	–	8	–	8
At 31 March 2007	8	12	6	26	23	49
Net book value at 31 March 2007	159	20	38	217	15	232

Goodwill

The carrying amounts of goodwill by business segment are as follows:

	31 March	
	2008 £m	2007 £m
Food & Industrial Ingredients, Americas (note a)	**57**	57
Food & Industrial Ingredients, Europe (note b)	**136**	101
Sugars	**1**	1
	194	159

Goodwill is tested for impairment annually and whenever there is an indication of impairment. Unless otherwise stated, impairment reviews are carried out in accordance with the methodology set out in Notes 2 and 3.

(a) Food & Industrial Ingredients, Americas goodwill of £57 million includes £47 million (2007 – £47 million) relating to the Staley acquisition, which is treated as one cash generating unit (CGU) for impairment testing purposes as the business is managed as one entity and it is therefore not appropriate to allocate goodwill to individual plants. Cash flows used were based on the latest approved plans for five years discounted using a pre-tax rate of 11% (2007 – 13%). Remaining goodwill relates to Continental Custom Ingredients, which was acquired in 2006. This business has also been tested for impairment using management projections of cash flows for five years and a pre-tax discount rate of 11% (2007 – 13%). In both cases, zero growth was assumed in perpetuity. No impairment is required for either business.

(b) Goodwill in the Food & Industrial Ingredients, Europe division of £136 million includes £76 million (2007 – £86 million) relating to the acquisition in 2000 of the minority of 34% of shares of the former Amylum business. Although cash flows have been identified for certain individual plants for the purposes of assessing the recoverable amounts of property, plant and equipment (as described in Note 16) the business is managed as a network, with a large amount of interdependency between plants and centralised decision-making. Consequently, goodwill is monitored at a divisional level and allocated to a group of plant CGUs for the purposes of impairment testing. On disposal of the European starch plants, an exercise was carried out to assess the amount of goodwill that could be allocated to those businesses that had not been impaired in 2006 and subsequently £15 million was written off. The remaining goodwill in the former Amylum businesses has been tested for impairment using management projection of cash flows for five years. The pre-tax discount rate used was 10% and zero growth was assumed in perpetuity. Management has concluded that no impairment is required. In 2007, a similar approach was adopted to the impairment test, although fair value less costs to sell was used for the part of the business identified for potential disposal. For the part of the business that is retained by the Group the recoverable amount was calculated using the same methodology and similar assumptions to the current year. The pre-tax discount rate used was 12%.

During the year goodwill of £36 million has been recognised on the acquisition of G.C. Hahn & Co., part of Food and Industrial Ingredients, Europe. No impairment loss was identified in respect of this business.

The remaining goodwill relates to a number of smaller acquisitions, each of which has been tested for impairment using management projections for five years, pre-tax discount rates in the range of 10% to 11% (2007 – 10% to 13%), and zero growth assumed in perpetuity.

16 Property, plant and equipment

	Notes	Land and buildings £m	Plant and machinery £m	Assets in the course of construction £m	Total £m
Cost					
At 1 April 2007		546	2 209	288	3 043
Additions at cost		19	128	136	283
Transfers on completion		15	161	(176)	–
Additions through business combinations		5	4	3	12
Businesses sold		(117)	(669)	(32)	(818)
Disposals		(14)	(72)	(1)	(87)
Exchange differences		12	54	4	70
At 31 March 2008		**466**	**1 815**	**222**	**2 503**
Accumulated depreciation and impairments					
At 1 April 2007		285	1 541	–	1 826
Depreciation charge		13	94	–	107
Impairment losses		–	23	–	23
Businesses sold		(78)	(541)	–	(619)
Disposals		(9)	(71)	–	(80)
Exchange differences		8	42	–	50
At 31 March 2008		**219**	**1 088**	**–**	**1 307**
Net book value at 31 March 2008		**247**	**727**	**222**	**1 196**
Cost					
At 1 April 2006		581	2 303	236	3 120
Additions at cost		20	48	210	278
Transfers on completion		11	116	(127)	–
Disposals		(8)	(37)	(1)	(46)
Transfer to assets held for sale	24	(26)	(70)	(2)	(98)
Exchange differences		(32)	(151)	(28)	(211)
At 31 March 2007		546	2 209	288	3 043
Accumulated depreciation and impairments					
At 1 April 2006		290	1 602	11	1 903
Depreciation charge		17	83	–	100
Impairment losses		8	12	–	20
Disposals		(6)	(34)	–	(40)
Transfer to assets held for sale	24	(9)	(38)	–	(47)
Other transfers		–	11	(11)	–
Exchange differences		(15)	(95)	–	(110)
At 31 March 2007		285	1 541	–	1 826
Net book value at 31 March 2007		261	668	288	1 217

16 Property, plant and equipment (continued)

Impairment losses

It is the Group's policy to test assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.

(a) Impact of changes to the EU sugar regime

The Group continues to monitor the impact of the announced changes to the EU sugar regime, which were implemented in July 2006 and significantly reduce both EU refined sugar prices, raw sugar prices, and EU subsidised exports of sugar.

The UK and Portuguese Sugars businesses are impacted by the proposed changes to the EU sugar regime. Management's impairment review of these businesses was based on internal forecasts of future cash flows for the next five years, a pre-tax discount rate of 11% (2007 – 12%) and a zero growth rate assumed in perpetuity. This did not result in an impairment in either the year ended 31 March 2007 or 31 March 2008.

Food & Industrial Ingredients, Europe is a major supplier of sweeteners which operates in competition to sugar throughout Europe. Following the disposal of five European starch plants in October 2007, the Group carried out an impairment review in respect of the remaining cash generating units. Recoverable amount was based on value in use, calculated based on estimated future cash flows using management's internal forecasts of future margins for the next five years. The pre-tax discount rate used was 10% (2007 – 12%) and a zero growth rate assumed in perpetuity. Taking all factors into account management concluded that no further impairment or reversal of previous impairments were required.

(b) Other impairment reviews

The Group has carried out a review of its global citric acid business following on from the closure of its citric acid facility in Selby, UK in October 2007 and as a result of intense competition from Chinese exports and oversupply in the world market. The recoverable amount was based on value in use, calculated based on management's internal forecasts of future cash flows for the next ten years, a pre-tax discount rate of 12%. As a result, an impairment charge of £12 million has been recognised relating to property, plant and equipment. This charge is included in exceptional items relating to continuing business.

In addition, the Group's monosodium glutamate business in China, Orsan GGP, suffered from an over-supplied market with increased industry capacity coming on stream and a change in tax incentives discouraging exports. Given the uncertainty that market conditions will recover in the short term, the Group has taken an impairment charge of £17 million through continuing exceptional items to write the business down to its recoverable amount. £10 million of this impairment relates to minority interest. The recoverable amount was based on management's internal forecasts of future cash flows for the next five years, a pre-tax discount rate of 14% and a zero growth rate assumed in perpetuity. £9 million of this charge relates to property, plant and equipment.

Leased assets

Included in property, plant and equipment is plant and machinery held under finance leases with a net book value of £22 million (2007 – £22 million). During the year ended 31 March 2008, £2 million of additions were recognised on the inception of finance leases (2007 – £14 million).

Capitalised borrowing costs

The aggregate amount of borrowing costs included in the cost of property, plant and equipment is £21 million (2007 – £46 million), of which £8 million (2007 – £7 million) was capitalised during the year.

17 Investments in associates and joint ventures

Associates	Total £m
At 1 April 2006	4
Additions	3
At 31 March 2007 and at 31 March 2008	**7**

The Group's associates, which are equity accounted, are listed in Note 43.

The Group owns an overall holding of 14% in Microbia Precision Engineering Inc. The Group considers the investment to be an associate due to the Group's ability to exercise significant influence over the company.

17 Investments in associates and joint ventures (continued)

The amounts equity accounted in the Group income statement and balance sheet are summarised below:

Income statement

	Year to 31 March 2008 £m	Year to 31 March 2007 £m
Sales	2	4
Expenses	(2)	(4)
Profit before tax	–	–
Income tax expense	–	–
Profit for the year	–	–

Balance sheet

	31 March 2008 £m	31 March 2007 £m
Assets	19	14
Liabilities	12	7
Net assets	7	7

Joint ventures

The Group's joint ventures are proportionately consolidated and the continuing businesses are listed in Note 43. The amounts proportionately consolidated in the Group income statement and balance sheet are summarised below:

Income statement

	Year to 31 March 2008		Year to 31 March 2007	
	Continuing operations £m	Discontinued operations £m	Continuing operations £m	Discontinued operations £m
Sales	247	107	201	188
Expenses	(227)	(91)	(175)	(138)
Profit before tax	20	16	26	50
Income tax expense	(6)	(10)	(8)	(9)
Profit for the year	14	6	18	41

Balance sheet

	31 March 2008 £m	31 March 2007 £m
Assets		
Non-current assets	160	221
Cash and cash equivalents	51	45
Other current assets	184	183
	395	449
Liabilities		
Non-current borrowings	4	4
Other non-current liabilities	28	45
Current borrowings	41	25
Other current liabilities	44	61
	117	135
Net assets	278	314

The Group's proportionate interest in joint ventures commitments and contingent liabilities was £14 million (2007 – £11 million).

18 Available-for-sale financial assets

	£m
At 1 April 2006	17
Additions	1
At 31 March 2007	18
Additions	4
Disposals	(4)
Fair value losses	(3)
At 31 March 2008	**15**

Available-for-sale financial assets include the following:

	31 March 2008 £m	31 March 2007 £m
Listed securities	**–**	7
Unlisted securities	**15**	11
	15	18

Listed securities are stated at market valuation.

The fair values of unlisted securities are based on cash flows discounted using a risk-adjusted average discount rate of 10% (2007 – 12%).

19 Financial instruments by category

Set out below is a comparison by category of carrying values and fair values of all of the Group's financial assets and financial liabilities as at 31 March 2008 and 31 March 2007.

31 March 2008

	Notes	Amortised cost £m	Derivatives and other items at fair value £m	Held for trading £m	Available-for-sale £m	Total carrying value £m	Fair value £m
Available-for-sale financial assets	18	–	–	–	15	15	15
Trade and other receivables		623	–	–	–	623	623
Cash and cash equivalents	35	165	–	–	–	165	165
Derivative financial instruments – assets	20	–	52	259	–	311	311
Borrowings	30	(851)	(367)	–	–	(1 218)	(1 283)
Derivative financial instruments – liabilities	20	–	(46)	(251)	–	(297)	(297)
Trade and other payables		(489)	–	–	–	(489)	(489)
Total		(552)	(361)	8	15	(890)	(955)

31 March 2007

	Notes	Amortised cost £m	Derivatives and other items at fair value £m	Held for trading £m	Available-for-sale £m	Total carrying value £m	Fair value £m
Available-for-sale financial assets	18	–	–	–	18	18	18
Trade and other receivables		603	–	–	–	603	603
Cash and cash equivalents	35	189	–	–	–	189	189
Derivative financial instruments – assets	20	–	58	87	–	145	145
Borrowings	30	(460)	(653)	–	–	(1 113)	(1 163)
Derivative financial instruments – liabilities	20	–	(34)	(114)	–	(148)	(148)
Trade and other payables		(426)	–	–	–	(426)	(426)
Total		(94)	(629)	(27)	18	(732)	(782)

Trade and other receivables presented above excludes £63 million (2007 – £19 million) relating to prepayments.

Trade and other payables presented above excludes £26 million (2007 – £nil million) of deferred income relating to Transitional Aid.

20 Derivative financial instruments

	Notes	31 March 2008 Assets £m	31 March 2008 Liabilities £m	31 March 2007 Assets £m	31 March 2007 Liabilities £m
Non-current derivative financial instruments used to manage the Group's net debt profile					
Currency swaps – net investment hedges		21	(22)	24	(5)
Currency swaps – fair value hedges		2	–	–	(2)
Currency swaps – cash flow hedges		1	–	–	–
Interest rate swaps – fair value hedges		10	(6)	11	(12)
Interest rate caps – held for trading		–	–	1	–
		34	(28)	36	(19)
Current derivative financial instruments used to manage the Group's net debt profile					
Currency swaps – accrued interest		10	(3)	10	(3)
Interest rate swaps – held for trading		4	(5)	–	–
		14	(8)	10	(3)
Total derivative financial instruments used to manage the Group's net debt profile		48	(36)	46	(22)
Other non-current derivative financial instruments					
Forward foreign exchange contracts – cash flow hedges		1	(2)	–	–
Commodity pricing contracts – cash flow hedges		1	–	–	–
		2	(2)	–	–
Other current derivative financial instruments					
Forward foreign exchange contracts – cash flow hedges		4	(13)	2	(4)
Commodity pricing contracts – cash flow hedges		2	–	11	(8)
Commodity pricing contracts – held for trading		255	(246)	86	(114)
		261	(259)	99	(126)
Total other derivative financial instruments		263	(261)	99	(126)
Total derivative financial instruments		311	(297)	145	(148)
Presented in the balance sheet as follows:					
Non-current derivative financial instruments		36	(30)	36	(19)
Current derivative financial instruments		275	(267)	102	(123)
Classified as derivative financial instruments held for sale	24	–	–	7	(6)
		311	(297)	145	(148)

The ineffective portion recognised in operating profit that arises from cash flow hedges amounts to a loss of £2 million (2007 – £nil million).

The ineffective portion recognised in operating profit that arises from net investment hedges amounts to £nil million (2007 – £2 million gain).

The ineffective portion recognised in net finance expense that arises from fair value hedges amounts to a loss of £1 million (2007 – £nil million).

20 Derivative financial instruments (continued)

Cash flow hedges
The Group employs forward foreign exchange contracts and commodity pricing contracts to hedge cash flow risk associated with forecast transactions. The notional principal amounts of the outstanding forward foreign exchange contracts are as follows:

	31 March 2008 £m	31 March 2007 £m
Euro	**(70)**	(139)
US dollar	**(23)**	(38)
Canadian dollar	**(5)**	(105)
Norwegian krone	**–**	(8)
Sterling	**77**	285
Singapore dollar	**18**	10
Other	**(15)**	9

Gains and losses recognised in the cash flow hedge reserve in equity (Note 27) on forward foreign exchange and commodity pricing contracts as of 31 March 2008 will be released to the income statement at various dates up to 12 months from the balance sheet date.

The Group hedges the interest cost of certain of its borrowings through the use of interest rate swaps. Gains and losses recognised in the cash flow hedge reserve in equity on interest rate swaps as of 31 March 2008 will be released to the income statement at various dates up to until the maturity of the underlying borrowings. The notional principal amount of the outstanding interest rate swaps is £122 million (2007 – £nil million).

Fair value hedges
The Group employs currency and interest rate swap contracts to hedge the currency and interest rate risks associated with its borrowings. The notional principal amounts of the outstanding interest rate and currency swap contracts applied in fair value hedging relationships as of 31 March 2008 were £164 million and £200 million respectively (2007 – £457 million and £200 million respectively).

Net investment hedges
The Group employs currency swap contracts to hedge the currency risk associated with its net investments in subsidiaries located primarily in the USA and Europe. The notional principal amounts of the outstanding currency swap contracts applied in net investment hedging relationships as of 31 March 2008 were £200 million (31 March 2007 – £182 million). The fair value loss of £17 million (2007 – £13 million gain) on translation of the currency swap contracts to sterling at the balance sheet date was recognised in the translation reserve in shareholders' equity (Note 27).

In addition, of the Group's borrowings, a total of £756 million (2007 – £566 million) is designated as hedges of the net investments in overseas subsidiaries.

Interest rate derivatives held for trading
Interest rate caps and some of the Group's interest rate swap contracts hedge the Group's exposure to interest rate risk, but do not qualify for hedge accounting. The notional amounts of the outstanding interest rate caps and interest rate swap contracts not designated within hedge relationships as of 31 March 2008 were £83 million and £191 million, respectively (2007 – £198 million and £nil million).

Trading contracts
Commodity pricing contracts held for trading relate to the Group's commodity trading activities.

21 Financial risk factors

Management of financial risk
The main financial risks faced by the Group are credit risk, liquidity risk, and market risks, which include interest rate risk, currency risk and certain commodity price risks. The Board regularly reviews these risks and approves written policies covering the use of financial instruments to manage these risks and set overall risk limits.

The Group Finance Director retains the overall responsibility and management of financial risk for the Group. Most of the Group's financing, interest rate and foreign exchange risk are managed through the Group treasury company, Tate & Lyle International Finance PLC, whose operations are controlled by its Board. The treasury company is chaired by the Group Finance Director and has other Board members who are independent of the treasury function. The Board of Tate & Lyle International Finance PLC approves policies and procedures setting out permissible funding and hedging instruments, and a system of authorities for the approval of transactions and exposures within the Group Board approved limits.

Group interest rate and currency exposures are concentrated either in the treasury company or in appropriate holding companies through market-related transactions with Group subsidiaries. These positions are managed by the treasury company within its authorised limits.

Commodity price risks are managed through divisional commodity trading functions in the USA and Europe, whose operations are controlled by the divisional Executive Committee. The committee meets on a periodic basis and is responsible for ratifying general strategy and overviewing performance on a monthly basis. Commodity price contracts are categorised as being held either for trading or used for hedging price exposures. Commodity contracts held for trading within the Group are limited, confined only to tightly controlled areas within the sugar and corn pricing operations.

21 Financial risk factors (continued)

The derivative financial instruments approved by the Board of Tate & Lyle PLC to manage financial risks include swaps, both interest rate and currency, swaptions, caps, forward rate agreements, financial and commodity forward contracts and options, and commodity futures.

Market risks

Foreign exchange management

Tate & Lyle operates internationally and is exposed to foreign exchange risks arising from commercial transactions, and from recognised assets, liabilities and investments in overseas operations.

Transaction exposure

The Group's policy requires subsidiaries to hedge transactional currency exposures against their functional currency once the transaction is committed or highly probable, mainly through the use of forward foreign exchange contracts.

The amounts deferred in equity from derivative financial instruments designated as cash flow hedges are released to the income statement and offset against the movement in underlying transactions only when the forecast transactions affect the income statement.

Translation exposure

The Group manages the foreign exchange exposure to net investments in overseas operations, particularly in the United States and Europe, by maintaining a percentage of net debt in US dollars and euro to mitigate the effect of these risks. This is achieved by borrowing principally in US dollar and euros, which provide a partial match for the Group's major foreign currency assets. A weakening of the US dollar and euro against sterling would result in exchange gains on net debt denominated in these currencies which would be offset against the losses on the underlying foreign currency assets. At the year end, net debt (excluding the Group's share of joint venture net debt) amounting to £1,036 million was held in the following currencies: net borrowings of US dollars 81% (2007 – 69%), euro 23% (2007 – 20%), other currencies 0% (2007 – 8%) and sterling net deposits of 4% (2007 – net borrowings of 3%). The Group's interest cost through the income statement is impacted by changes in the relevant exchange rates.

The following table, as required by IFRS 7, illustrates only the Group's sensitivity to the fluctuation of the major currencies on its financial assets and liabilities, as defined and set out in Note 19. Sensitivity is calculated on financial assets and liabilities as of 31 March denominated in non-functional currencies for all operating units within the Group. The percentage movement applied to each currency is an approximation based on the average movements in the previous three reporting periods.

	31 March 2008		31 March 2007	
	Income statement –/+£m	Equity –/+£m	Income statement –/+£m	Equity –/+£m
GBP/USD 5% change	1	35	1	28
GBP/EUR 5% change	2	14	2	4

The Group also manages its foreign exchange exposure to net investments in overseas operations through the use of currency swap contracts. The amount deferred in equity from derivative financial instruments designated as net investment hedges is offset against the foreign currency translation effect of the net investment in overseas operations, and is released to the income statement upon disposal of those investments.

Interest rate management

The Group has an exposure to interest rate risk, arising principally from changes in US dollar, sterling and euro interest rates. This risk is managed by fixing or capping portions of debt using interest rate derivatives to achieve a target level of fixed/ floating rate net debt, which aims to optimise net finance expense and reduce volatility in reported earnings. The Group's policy is that between 30% and 75% of Group net debt (excluding the Group's share of joint venture net debt) is fixed or capped (excluding out-of-the-money caps) for more than one year and that no interest rates are fixed for more than 12 years. At 31 March 2008, the longest term of any fixed rate debt held by the Group was until June 2016 (2007 – same). The proportion of net debt (excluding the Group's share of joint venture net debt) that was fixed or capped for more than one year was 62% (2007 – 58%).

If the interest rates applicable to the Group's floating rate debt rise/fall from the levels at the end of March 2008 by an average of 100 basis points over the year to 31 March 2009, Group profit before tax will reduce/increase by approximately £4 million (2007 – £3 million) respectively. In 2008 a cash flow hedging relationship was established to hedge floating rate interest payments on £122 million of the Group's borrowings. The Group does not expect this hedging relationship to have any material impact on equity.

Movements in interest rates will impact the fair value of the Group's fixed and capped rate debt. If the interest rates applicable to the Group's fixed and capped rate debt were to rise by 1% from the levels at 31 March 2008, the fair value of the debt would reduce by approximately £27 million (2007 – £17 million). If interest rates were to fall by 1% from the levels at 31 March 2008, the fair value of the debt would increase by approximately £29 million (2007 – £17 million).

Price risk management

Tate & Lyle participates mainly in four markets: food and beverage; industrial; pharmaceutical and personal care; and animal feed. Food and beverage and industrial ingredients are the most significant. All ingredients are produced from renewable crops, predominantly corn (maize) and sugar cane.

21 Financial risk factors (continued)

Tate & Lyle is exposed to movements in the future prices of commodities in those domestic and international markets where the Group buys and sells corn, sugar and energy for production. Commodity futures, forwards and options are used where available to hedge inventories and the costs of raw materials for unpriced and prospective contracts not covered by forward product sales. In most cases, these hedging contracts mature within one year and are either traded on organised exchanges or over the counter.

The Group's Sugar Trading business trades sugar on the world market, buying and selling the physical commodity and taking positions within the framework of Board-approved limits to achieve planned target results. The positions include physical commodity contracts (mainly of white and raw sugar) and derivative instruments such as futures and options. All commodity pricing contracts and derivatives in the Sugar Trading business are classified as held for trading and fair value gains and losses taken through the income statement.

The table below illustrates the sensitivity of the Group's commodity pricing contracts as of 31 March to the price movement of commodities. The percentage movement applied to each commodity product is based on an approximation of the average movements in the last three years.

	31 March 2008		31 March 2007	
	Income statement -/+£m	**Equity -/+£m**	Income statement -/+£m	Equity -/+£m
Corn 30% change	**4**	**3**	2	–
Sugar 20% change	**1**	**–**	6	–

The majority of the Group commodity pricing contracts are held for trading and changes in mark-to-market values of these contracts are taken directly into the income statement. Amounts deferred in equity from commodity pricing contracts designated as cash flow hedges are released to the income statement and offset against the movement in underlying transactions when they occur.

Credit risk management

Counterparty credit risk arises from the placing of deposits and entering into derivative financial instrument contracts with banks and financial institutions, as well as credit exposures inherent within the Group's outstanding receivables.

The Group manages credit risk by entering into financial instrument contracts only with highly credit-rated authorised counterparties which are reviewed and approved annually by the Board. In addition, the Sugar Trading business has access to broker facilities, on standard terms, to cover initial and variation margin calls.

The Group has Board approved maximum counterparty exposure limits for specified banks and financial institutions based on the long-term credit ratings of Standard & Poor's and Moody's (typically single A long-term credit ratings or higher). Trading limits assigned to commercial customers are based on ratings from Dun & Bradstreet and Credit Risk Monitor. In cases where published financial ratings are not available or inconclusive, credit application, reference checking, and obtaining of customers confidential financial information such as liquidity and turnover ratio, are required to evaluate customer's credit worthiness.

Counterparties' positions are monitored on a regular basis to ensure that they are within the approved limits and there are no significant concentrations of credit risks.

The Group considers its maximum exposure to credit risk as follows:

	31 March 2008 £m	31 March 2007 £m
Cash and cash equivalents	**165**	189
Trade and other receivables	**686**	622
Derivatives financial instruments – assets	**311**	138

The Group's trade receivables are short term in nature and largely comprise amounts receivable from consumers and business customers. Included in trade receivables are amounts received of £50 million (2007 – £95 million) in respect of securitised receivables, which are also included in current borrowings. Concentrations of credit risk with respect to trade receivables are limited due to the Group's customer base being large, unrelated and internationally dispersed.

Liquidity risk management

The Group manages its exposure to liquidity risk and ensures maximum flexibility in meeting changing business needs, by maintaining access to a wide range of funding sources, including capital markets and bank borrowings. Capital market issues outstanding at 31 March 2008 include the US$300 million 6.125% 144A bond maturing in 2011, the £200 million 6.50% bond maturing in 2012, the US$500 million 5.00% 144A bond maturing in 2014 and the US$250 million 6.625% 144A bond maturing in 2016.

The Group ensures that it has sufficient undrawn committed bank facilities to provide liquidity back-up for its US commercial paper programme and other short-term money market borrowing for the foreseeable future. During the year ended 31 March 2008, Tate & Lyle International Finance PLC arranged a US$1 billion five year committed club facility with a core of highly rated banks to replace certain other committed bank facilities. The Group has committed bank facilities of US$1,110 million of which US$110 million mature in 2009 and US$1 billion mature in 2012. These facilities are unsecured and contain common financial covenants for Tate & Lyle and its subsidiary companies that the pre-exceptional and amortisation interest cover ratio should not be less than 2.5 times and the multiple of net debt to EBITDA, as defined in our financial covenants, should not be greater than 4.0 times. The Group monitors compliance against all its financial obligations and it is Group policy to manage the consolidated balance sheet so as to operate well within these covenanted restrictions at all times. The majority of the Group's borrowings are raised through the Group treasury company, Tate & Lyle International Finance PLC, and are then on-lent to the business units on an arms length basis.

21 Financial risk factors (continued)

Current Group policy is to ensure that, after subtracting the total of undrawn committed facilities, no more than 10% of gross debt matures within 12 months and no more than 35% has a maturity within two and a half years. At the year end, after subtracting total undrawn committed facilities, there was no debt maturing within 12 months or within two and a half years (2007 – none and 25%). The average maturity of the Group's gross debt was 5.8 years (2007 – 6.2 years). At the year end the Group held cash and cash equivalents of £165 million (2007 – £189 million) and committed facilities of £559 million (2007 – £312 million) of which £438 million (2007 – £236 million) were undrawn. These resources are maintained to provide liquidity back-up and to meet the projected maximum cash outflow from debt repayment, capital expenditure and seasonal working capital needs foreseen for at least a year into the future at any one time.

The table below analyses the Group's financial liabilities and derivative assets and liabilities based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

			31 March 2008
Liquidity analysis	**<1 year £m**	**1-5 years £m**	**> 5 years £m**
Borrowings	**(231)**	**(395)**	**(414)**
Interest on borrowings	**(48)**	**(167)**	**(86)**
Trades and other payables	**(447)**	**(14)**	**(10)**
Derivatives contracts – receipts	**388**	**156**	**39**
Derivatives contracts – payments	**(393)**	**(134)**	**(39)**
Commodity contracts	**(265)**	**(85)**	**–**

			31 March 2007
	<1 year £m	1-5 years £m	> 5 years £m
Borrowings	(96)	(205)	(618)
Interest on borrowings	(48)	(180)	(125)
Trade and other payables	(401)	(13)	(10)
Derivatives contracts – receipts	699	137	56
Derivatives contracts – payments	(695)	(124)	(54)
Commodity contracts	(260)	(25)	–

Included in borrowings are £2,394,000 of 6.5% cumulative preference shares. Only one year's worth of interest payable on these cumulative preference shares is included in the less than one year category above.

Interest on borrowings is calculated based on borrowings held at year end without taking into account future issues. Floating-rate interest is calculated using forward interest rates derived from interest rate yield curves as at year end.

Derivative contracts include currency swaps, forward exchange contracts, interest rate swaps, and interest rate caps. All commodity pricing contracts such as options and futures are shown separately under commodity contracts.

Commodity contracts include only net settled commodity derivative contracts and gross settled commodity purchase contracts with negative fair values. Purchase contracts outflows represent actual contractual cashflows under the purchase contracts and not their fair values. Cash outflows from the purchase contracts are offset by cash inflows received from sale contracts; however, these inflows are not included as part of this analysis.

Financial liabilities denominated in currencies other than Sterling are converted to Sterling using year end exchange rates.

Capital risk management

The Group's primary objectives in managing its capital are to safeguard the business as a going concern; to maintain sufficient financial flexibility to undertake its investment plans; to retain as a minimum an investment grade credit rating which enables consistent access to debt capital markets, and to optimise capital structure in order to reduce the cost of capital.

The Group's financial profile and level of financial risk is assessed on a regular basis in the light of changes to the economic conditions, business environment, changes to the Group's business profile and the risk characteristics of its businesses. During the current financial year, in light of recent disposals the Group has returned capital to shareholders through an on-market share repurchase programme. 33,627,000 shares were re-purchased for a total cost of £159 million, of which 30,327,000 were cancelled and the balance held in treasury. The total number of shares in treasury at 31 March 2008 was 2,755,073. The share re-purchase programme is calculated to have added 0.3 pence to earnings per share during the year ended 31 March 2008, after allowing for an estimate of the opportunity cost.

Tate & Lyle has contractual relationships with Moody's and Standard and Poor's (S&P) for the provision of credit ratings. At 31 March 2008, the long-term credit ratings from these agencies remain unchanged from the prior year at Baa2 and BBB, respectively. It is the Group's policy to keep the rating agencies informed of all major developments.

21 Financial risk factors (continued)

The Board of Tate & Lyle PLC has set two ongoing key performance indicators (KPIs) to measure the Group's financial strength. The target levels for these financial KPIs are that the ratio of net debt/EBITDA should not exceed 2.5 times and interest cover should exceed 5 times. The ratios for these KPIs for the financial years ended 31 March 2008 and 31 March 2007 are:

	Notes	31 March 2008	31 March 2007
Net debt/EBITDA			
Non-current borrowings	30	**858**	842
Current borrowings and overdrafts	30	**360**	271
Less: debt-related derivative instruments	20	**(12)**	(24)
Less: cash and cash equivalents	35	**(165)**	(189)
Net debt		**1 041**	900
Pre-exceptional EBITDA		**442**	477
Net debt/EBITDA		**2.4**	1.9
Interest cover			
Operating profit before amortisation of acquired intangibles and exceptional items	4	**331**	373
Net finance expense	4	**41**	37
Interest cover ratio		**8.1**	10.1

22 Inventories

	31 March 2008 £m	31 March 2007 £m
Raw materials and consumables	**287**	229
Work in progress	**21**	26
Finished goods	**254**	248
	562	503

Finished goods inventories of £1 million (2007 – £3 million) are carried at realisable value, this being lower than cost. Inventories of £213 million (2007 – £156 million) are carried at market value.

23 Trade and other receivables

		31 March 2008 £m	31 March 2007 £m
Non-current trade and other receivables			
Trade receivables		**5**	6
Government grants receivable		**–**	54
Other receivables		**6**	4
		11	64
Current trade and other receivables	Note		
Trade receivables		**483**	486
Less: provision for impairment of receivables		**(9)**	(9)
Trade receivables – net		**474**	477
Amounts owed by related parties	41	**–**	3
Prepayments and accrued income		**63**	19
Government grants receivable		**60**	13
Other receivables		**78**	46
		675	558

The fair values of the non-current trade and other receivables are not materially different from their carrying values. The fair values of the current trade and other receivables are equivalent to their carrying values due to being short-term in nature.

Included in trade receivables are amounts received of £50 million (2007 – £95 million) in respect of securitised receivables, which are also included in current borrowings. There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers, internationally dispersed. The carrying value of trade and other receivables represents the maximum credit exposure.

Government grants are receivable under the Transitional Aid and Restructuring Aid provisions of the EU sugar regime. These amounts are receivable subject to audit by the governments of the jurisdictions to which they relate.

The carrying amount of trade and other receivables are denominated in the following currencies:

	31 March 2008 £m	31 March 2007 £m
US dollar	**290**	224
Euro (note a)	**166**	246
British pound	**87**	71
Mexican peso	**26**	27
Other	**117**	54
Total	**686**	622

(a) Includes £60 million (2007 – £67 million) of government grants receivable under the Transitional and Restructuring Aid provisions of the EU sugar regime.

23 Trade and other receivables (continued)

Provision for impairment of receivables

	£m
At 1 April 2006	(8)
Charge for the year	(2)
Uncollectable amounts written off	1
At 31 March 2007 and at 31 March 2008	**(9)**

The creation and release of provision for impaired receivables have been included in the income statement (Note 6).

The Group recognised a loss of £nil million (2007 – £1 million) for impairment of its trade receivables during the year. This loss has been included in operating profit in the income statement.

As at 31 March 2008, trade receivables of £101 million (2007 – £63 million) were past due but not impaired. The ageing analysis of these trade receivables is as follows:

	31 March 2008 £m	31 March 2007 £m
Up to 30 days past due	**64**	42
1-3 months past due	**24**	7
Over 3 months past due	**13**	14
Total	**101**	63

24 Assets and liabilities classified as held for sale

No assets and liabilities were classified as held for sale as at 31 March 2008. Tate & Lyle Canada was disposed of on 22 April 2007, and accordingly the assets and liabilities were shown as held for sale as at 31 March 2007.

	31 March 2007 £m
Assets	
Property, plant and equipment	51
Retirement benefit surplus	2
Inventories	19
Trade and other receivables	10
Derivative financial instruments	7
Total assets held for sale	89
Liabilities	
Trade and other payables	8
Derivative financial instruments	6
Current tax liabilities	5
Deferred tax liabilities	9
Total liabilities held for sale	28

25 Share capital and share premium

	Ordinary share capital £m	Share premium £m	Total £m
At 1 April 2006	122	400	522
Proceeds from shares issued	–	3	3
At 1 April 2007	122	403	525
Proceeds from shares issued	–	1	1
Share buybacks	(8)	–	(8)
At 31 March 2008	**114**	**404**	**518**

Ordinary shares carry the right to participate in dividends and each share entitles the holder to one vote on matters requiring shareholder approval.

Authorised equity share capital

	31 March 2008 £m	31 March 2007 £m
790,424,000 ordinary shares of 25p each (2007 – 790,424,000)	**198**	198

Allotted, called up and fully paid equity share capital

	31 March 2008		31 March 2007	
	Shares	£m	Shares	£m
At 1 April	**489 824 398**	**122**	488 740 116	122
Allotted under share option schemes	**413 068**	**–**	1 084 282	–
Market purchases	**(30 327 000)**	**(8)**	–	–
At 31 March	**459 910 466**	**114**	489 824 398	122

Treasury shares and shares held in ESOP trust

As part of the Group's share buy back programme, the Company repurchased 33,627,000 shares (2007 – nil) for £159 million (2007 – £nil). Of these 30,327,000 were cancelled during the year and 2,755,073 were held in Treasury at 31 March 2008. The remaining 544,927 were released from Treasury to satisfy share options granted to employees under the Group's share option schemes that were exercised during the year. The shares repurchased represent 7.3% of the Company's called up share capital at 31 March 2008 and had a nominal value of £8 million. The shares held in Treasury at 31 March 2008 represent 0.6% of the Company's share capital and had a nominal value of £1 million.

As at 31 March 2008, the Group held 2,044,493 shares (2007 – 5,016,404 shares) in an ESOP trust.

Analysis of ordinary shareholders

31 March 2008	Number of holdings	%	Total	%
Up to 500 shares of 25p each	5 554	29.2	1 519 591	0.3
501 – 1 000	4 914	25.8	3 905 297	0.9
1 001 – 1 500	2 499	13.1	3 152 609	0.7
1 501 – 2 000	1 743	9.2	3 164 501	0.7
2 001 – 5 000	2 761	14.5	8 659 795	1.9
5 001 – 10 000	669	3.6	4 755 511	1.0
10 001 – 200 000	691	3.6	31 888 614	6.9
200 001 – 500 000	81	0.4	26 573 106	5.8
Above 500 000	108	0.6	376 291 442	81.8
	19 020	100	459 910 466	100

26 Consolidated statement of changes in shareholders' equity

	Notes	Share capital and share premium (Note 25) £m	Capital redemption reserve £m	Other reserves (Note 27) £m	Retained earnings £m	Attributable to the equity holders of the Company £m	Minority interest £m	Total equity £m
Balance at 1 April 2006		522	–	56	327	905	35	940
Net loss recognised directly in equity		–	–	(82)	(1)	(83)	(3)	(86)
Profit for the year		–	–	–	214	214	3	217
Share-based payments, including tax		–	–	–	5	5	–	5
Proceeds from shares issued		3	–	–	14	17	–	17
Transfers	27	–	–	76	(76)	–	–	–
Dividends paid	14	–	–	–	(98)	(98)	–	(98)
Balance at 31 March 2007		525	–	50	385	960	35	995
Net profit/(loss) recognised directly in equity		–	–	55	(7)	48	–	48
Profit/(loss) for the year		–	–	–	194	194	(7)	187
Share-based payments, including tax		–	–	–	2	2	–	2
Proceeds from shares issued		1	–	–	7	8	–	8
Items transferred to income on disposal		–	–	(14)	–	(14)	(1)	(15)
Share buybacks	25	(8)	8	–	(159)	(159)	–	(159)
Dividends paid	14	–	–	–	(105)	(105)	(1)	(106)
Minority interest disposed		–	–	–	–	–	(10)	(10)
Balance at 31 March 2008		**518**	**8**	**91**	**317**	**934**	**16**	**950**

Retained earnings at 31 March 2008 include a deduction for own shares held by the ESOP trust of £7 million (2007 – £17 million). All but 0.01 pence per share of the dividends arising on these shares have been waived by the trust.

27 Other reserves

	Hedging reserve £m	Translation reserve £m	Other reserves (note a) £m	Total £m
At 1 April 2006	4	(48)	100	56
Net loss on cash flow hedges	(4)	–	–	(4)
Currency translation differences:				
– net investment hedging gains in the year	–	74	–	74
Net exchange differences on consolidation (note b)	–	(152)	–	(152)
Transfers (note c)	–	72	4	76
At 31 March 2007	–	(54)	104	50
Net gain on cash flow hedges	1	–	–	1
Losses on revaluation of available-for-sale financial assets	–	–	(3)	(3)
Currency translation differences:				
– net investment hedging losses in the year	–	(50)	–	(50)
Net exchange differences on consolidation (note b)	–	107	–	107
Items transferred to income on disposal	1	(12)	(3)	(14)
At 31 March 2008	**2**	**(9)**	**98**	**91**

(a) Other reserves include the merger reserve, the available-for-sale fair value reserve, and the statutory reserves of certain overseas subsidiaries, all of which are non-distributable.

(b) Net exchange differences on consolidation in the year includes a taxation credit of £21 million (2007 – charge of £21 million).

(c) Transfers principally relate to net exchange differences arising on consolidation previously classified in retained earnings.

28 Share-based payments

During the year to 31 March 2008, various equity-settled share-based payment arrangements existed, which are described below:

Type of arrangement	Performance share plan	Executive share option scheme	Deferred bonus share plan	Sharesave scheme		
				Duration in years		
Timing of grant	Bi-annually in June and November	Annually in June (note a)	Annually in July		Annually in June	Annually in December
Number of options/shares granted in year to 31 March 2008	1 511 463	–	429 612	3	102 128	215 130
				5	57 335	104 183
Number of options/shares granted in year to 31 March 2007	1 923 730	–	324 828	3	58 956	59 496
				5	49 899	34 329
Fair value per share for 2008 grant (p)	141	–	194	3	120	97
				5	138	105
Fair value per share for 2007 grant (p)	277	–	287	3	127	158
				5	160	204
Valuation basis	Monte Carlo	Binomial Lattice	Monte Carlo		Black-Scholes	Black-Scholes
Contractual life	10 years	10 years	3 years		3/5 years	3/5 years
Vesting conditions	(note b)	(note c)	(note d)		(note e)	(note e)

(a) The last grant under this scheme was made in June 2004.

(b) Exercise is dependent on total shareholder return as measured by reference to a comparator group over a three-year period following grant. Participants are not entitled to dividends prior to the exercise of options.

(c) Exercise is dependent on earnings per share performance relative to inflation over a three-year period following grant. Participants are not entitled to dividends prior to the exercise of options.

(d) Executives have the opportunity to defer up to 50% of their annual cash bonus (after deduction of tax, national insurance or other social security payment) and invest the amount deferred in the Company's shares. Subject to the satisfaction of employment conditions and a performance target over the performance period, participants will receive awards of matching shares based on the number of shares which could have been acquired from the gross bonus amount deferred by the participant. During the performance period, dividends are paid on the deferred shares but not on matching shares. Further details are set out in the directors' remuneration report on page 85.

(e) Options granted in the years to 31 March 2007 and 31 March 2008 were by invitation at a 10% discount to the market price. Options are exercisable at the end of a three-year or five-year savings contract.

The Group recognised total expenses of £5 million (2007 – £6 million) related to equity-settled share-based payment transactions during the year.

Details of the movements for equity-settled share option schemes during the year to 31 March were as follows:

	2008		2007	
	Number	**Weighted average exercise price pence**	Number	Weighted average exercise price pence
Outstanding at 1 April	**14 119 821**	**164**	16 942 061	230
Granted	**2 419 851**	**87**	2 451 238	50
Exercised	**(3 929 906)**	**233**	(5 043 739)	263
Lapsed	**(864 360)**	**315**	(229 739)	294
Outstanding at 31 March	**11 745 406**	**104**	14 119 821	164

28 Share-based payments (continued)

The weighted average Tate & Lyle PLC share price at the date of exercise for share options exercised during the year was 551 pence (2007 – 670 pence). At 31 March 2008, 3,346,475 (2007 – 2,874,160) of the outstanding options were exercisable at a weighted average exercise price of 328 pence (2007 – 219 pence). A detailed breakdown of the range of exercise prices for options outstanding at 31 March is shown in the table below:

	2008			2007		
	Number outstanding at end of year	Weighted average remaining contractual life in months	Weighted average exercise price pence	Number outstanding at end of year	Weighted average remaining contractual life in months	Weighted average exercise price pence
At nil cost	**7 729 733**	**53.7**	**–**	7 277 251	99.5	–
£0.01 to £1.99	**–**	**–**	**–**	51 083	17.0	182
£2.00 to £3.99	**3 711 091**	**64.7**	**289**	6 239 844	76.2	325
£4.00 to £7.99	**304 582**	**26.6**	**482**	551 643	39.6	487
Total	**11 745 406**	**56.5**	**104**	14 119 821	86.6	164

The fair value of grants is measured using the valuation technique that is considered to be the most appropriate to value each class of grant. These include Binomial Lattice models, Black-Scholes calculations and Monte Carlo simulations. These valuations take into account factors such as non-transferability, exercise restrictions and behavioural considerations. Key assumptions are detailed below:

At 31 March 2008	Deferred bonus plan	Performance share plan	Sharesave scheme June	Sharesave scheme December
Expected volatility	**25%**	**25%**	**25%**	**30%**
Expected life	**n/a**	**n/a**	**3.5/5.5 years**	**3.5/5.5 years**
Risk-free rate	**n/a**	**n/a**	**6.0%/5.9%**	**4.5%/4.6%**
Expected dividend yield	**3.6%**	**3.5%**	**3.8%**	**4.9%**
Forfeiture rate	**0%**	**0%**	**10%**	**10%**
Correlation with comparators	**20%**	**20%**	**n/a**	**n/a**
Volatility of comparators	**5-47%**	**5-47%**	**n/a**	**n/a**
Expectations of meeting performance criteria	**100%**	**100%**	**n/a**	**n/a**
Weighted average market price at date of grant (p)	**568**	**576**	**531**	**439**

At 31 March 2007	Deferred bonus plan	Performance share plan	Sharesave scheme
Expected volatility	20%	20%	22%
Expected life	n/a	n/a	3.5/5.5 years
Risk-free rate	n/a	n/a	4.9%
Expected dividend yield	3.3%	3.4%	3.3%
Forfeiture rate	0%	0%	10%
Correlation with comparators	20%	20%	n/a
Volatility of comparators	8-52%	8-52%	n/a
Expectations of meeting performance criteria	100%	100%	n/a
Weighted average market price at date of grant (p)	590	581	695

The expected volatility is based on the Company's historical volatility over the three-year period prior to each award date.

29 Trade and other payables

	31 March 2008 £m	2007 £m
Non-current payables		
Accruals and deferred income	**27**	1
Other payables	**–**	5
	27	6
Current payables		
Trade payables	**258**	263
Social security	**7**	20
Amounts owed to related parties	**1**	1
Deferred consideration (note a)	**23**	–
Accruals and deferred income (note b)	**155**	87
Other payables	**44**	49
	488	420

(a) Deferred consideration relates to the acquisition of G.C. Hahn & Co. (Note 39).

(b) Includes government grant deferred income of £26 million (2007 – £nil) under the Transitional Aid provisions of the EU Sugar Regime.

The fair values of non-current payables are not materially different from their carrying values. The fair values of current payables are equivalent to their carrying values.

30 Borrowings

Non-current borrowings

	31 March 2008 £m	2007 £m
Unsecured borrowings		
2,394,000 6.5% cumulative preference shares of £1 each (2007 – £2,394,000)	**2**	2
Industrial Revenue Bonds 2016-2036 (US$92,000,000)	**46**	47
6.5% Guaranteed Notes 2012 (£200,000,000)	**199**	197
5.0% Guaranteed Notes 2014 (US$500,000,000)	**255**	248
6.125% Guaranteed Notes 2011 (US$300,000,000)	**156**	154
6.625% Guaranteed Notes 2016 (US$250,000,000)	**135**	131
	793	779
Bank loans		
Variable unsecured loans (euro)	**40**	34
Variable unsecured loans (US$)	**5**	8
	45	42
Other borrowings		
Obligations under finance leases	**20**	21
	20	21
Total non-current borrowings	**858**	842

On a return of capital on a winding-up, the holders of 6.5% cumulative preference shares shall be entitled to £1 per share, in preference to all other classes of shareholders. Holders of these shares are entitled to vote at meetings, except on the following matters: any question as to the disposal of the surplus profits after the dividend on these shares has been provided for, the election of directors, their remuneration, any agreement between the directors and the Company, or the alteration of the Articles of Association dealing with any such matters.

30 Borrowings (continued)

Current borrowings

	31 March 2008 £m	31 March 2007 £m
Unsecured bank overdrafts	**24**	22
Receivables securitisation	**50**	95
Drawdown of committed facilities	**123**	76
Short-term loans		
– unsecured	**153**	57
– secured	**5**	17
Current portion of non-current borrowings	**3**	3
Obligations under finance leases	**2**	1
Total current borrowings	**360**	271

Secured borrowings

Lease liabilities are effectively secured as the rights to the leased asset revert to the lessor in the event of default.

Other secured borrowings are secured on property, plant and equipment, receivables and inventories.

Fair values

The fair values of the Group's borrowings compared with their book values are as follows:

	31 March 2008 Book value £m	31 March 2008 Fair value £m	31 March 2007 Book value £m	31 March 2007 Fair value £m
Unsecured borrowings	**793**	**858**	779	829
Non-current bank loans	**45**	**45**	42	42
Other non-current borrowings	**20**	**20**	21	21
Other current borrowings	**360**	**360**	271	271
Total	**1 218**	**1 283**	1 113	1 163

Interest rate risks and maturity of borrowings

The maturity profile of the Group's non-current borrowings is as follows:

	31 March 2008 £m	31 March 2007 £m
One to two years	**4**	5
Two to five years	**406**	197
After five years	**448**	640
Total non-current borrowings	**858**	842

Floating rate borrowings bear interest based on relevant national LIBOR equivalents. If the interest rates applicable to the Group's floating rate debt rise from the levels at 31 March 2008 by an average of 1% over the year to 31 March 2009, this would reduce Group profit before tax by approximately £4 million (2007 – £3 million).

As part of its interest rate management strategy, the Group has entered into interest rate caps for a notional principal amount of £83 million (2007 – £198 million), capping interest rates at 4% until 2009.

30 Borrowings (continued)

Taking into account the Group's interest rate swap and cap contracts, the effective interest rates of its borrowings are as follows:

	31 March 2008	31 March 2007
2,394,000 6.5% cumulative preference shares of £1 each	**6.5%**	6.5%
Industrial Revenue Bonds (US$92,000,000)	**2.2%**	3.7%
6.5% Guaranteed Notes 2012 (£200,000,000)	**5.3%**	5.5%
5.0% Guaranteed Notes 2014 (US$500,000,000)	**4.9%**	4.9%
6.125% Guaranteed Notes 2011 (US$300,000,000)	**5.0%**	5.9%
6.625% Guaranteed Notes 2016 (US$250,000,000)	**6.0%**	6.4%

Short-term loans and overdrafts
Current short-term loans mature within the next 12 months and overdrafts are repayable on demand. Both short-term loans and bank overdrafts are arranged at floating rates of interest and expose the Group to cash flow interest rate risk.

Credit facilities and arrangements
The Group has undrawn committed multi-currency facilities of £438 million (2007 – £236 million), of which £55 million matures in September 2009 and £383 million matures in October 2012. These facilities incur commitment fees at market rates. The facilities may only be withdrawn in the event of specified events of default. In addition, the Group has substantial uncommitted facilities.

At 31 March 2007, a US subsidiary had outstanding external borrowings of US$800 million, the principal amount of which was guaranteed by another Group company by way of credit-linked deposits with a bank of US$680 million and pledged bank securities of US$120 million. The guarantees resulted in these borrowings being, in substance, non-recourse to the Group as to principal in the event of default and accordingly the borrowings and deposits were offset at that date. This arrangement ceased during the year ended 31 March 2008.

Finance lease commitments
Amounts payable under finance lease commitments are as follows:

	31 March 2008		31 March 2007	
	Minimum lease payments £m	**Present value of minimum lease payments £m**	Minimum lease payments £m	Present value of minimum lease payments £m
Within one year	**3**	**2**	3	1
Between one and five years	**14**	**12**	13	12
After five years	**10**	**8**	10	9
	27	**22**	26	22
Less future finance charges	**(5)**		(4)	
Present value of minimum lease payments	**22**		22	

Finance lease agreements allow for renewal at the end of the original ten-year lease term at the option of the Group.

31 Deferred tax

Deferred tax is calculated in full on temporary differences using tax rates applicable in the jurisdictions where such differences arise. Movements in deferred income tax net liabilities in the year are as follows:

Deferred tax	Total £m
At 1 April 2006	53
Reclassification to current tax	4
Transferred to held for sale	(9)
Charged to income	32
Exchange differences	(3)
At 31 March 2007	77
Reclassification to current tax	–
Fair value adjustments on acquisition of subsidiaries	17
Credited to income	(4)
Charged to statement of recognised income and expense	12
Exchange differences	4
At 31 March 2008	106

Of the amounts of deferred tax charged to income and equity, £nil million (2007 – £1 million credited) arises from changes in tax rates and none arises on the imposition of new taxes.

Deferred tax assets in respect of unutilised tax losses of £128 million (2007 – £60 million) have not been recognised to the extent that they exceed taxable profits against which these assets may be recovered. Unrelieved tax losses of £nil million expired under current tax legislation on 31 March 2008.

No deferred tax has been recognised in respect of unremitted earnings of £1.0 billion (2007 – £1.4 billion) where the Group is both able to control dividend policy and does not anticipate dividends to be remitted in the foreseeable future.

The impact of the change in the UK tax rate from 30% to 28% on deferred tax is a £3 million credit taken directly to equity.

The movements in deferred tax assets and liabilities during the period are as follows:

Deferred tax liabilities	Capital allowances in excess of depreciation £m	Other £m	Total £m
At 1 April 2006	137	23	160
Charged to income	2	7	9
Transferred to held for sale	–	(9)	(9)
Exchange differences	(1)	–	(1)
At 31 March 2007	138	21	159
Acquisitions	–	17	17
Charged to income	(12)	5	(7)
Exchange differences	–	4	4
At 31 March 2008	**126**	**47**	**173**

Deferred tax assets	Retirement benefit obligations £m	Share-based payments £m	Tax losses £m	Other £m	Total £m
At 1 April 2006	68	8	2	29	107
Reclassification to current tax	–	–	–	(4)	(4)
(Charged)/credited to income	(16)	1	1	(9)	(23)
(Charged)/credited to equity	–	2	–	(2)	–
Exchange differences	1	–	–	1	2
At 31 March 2007	53	11	3	15	82
(Charged)/credited to income	(8)	(4)	(1)	10	(3)
(Charged)/credited to equity	(10)	(3)	–	1	(12)
At 31 March 2008	**35**	**4**	**2**	**26**	**67**

31 Deferred tax (continued)

Deferred tax assets and liabilities are offset where there is a legally enforceable right of offset and there is an intention to settle the balances net.

As a result of these offsets, the deferred tax balances are presented in the balance sheet as follows:

	31 March 2008 £m	31 March 2007 £m
Deferred tax liabilities	107	85
Deferred tax assets	(1)	(8)
	106	77

32 Retirement benefit obligations

(a) Plan information

The Group maintains pension plans for its operations throughout the world. Most of these arrangements are defined benefit pension schemes with retirement, disability, death and termination income benefits. The retirement income benefits are generally a function of years of employment and final salary.

The principal schemes are funded and their assets held in separate trustee-administered funds. The schemes are funded in line with local practice and contributions are assessed in accordance with local independent actuarial advice. The schemes operated by the Group are subject to independent actuarial valuation at regular intervals using consistent assumptions appropriate to conditions prevailing in the relevant country. The most recent actuarial valuations of plan assets and the present value of the defined benefit obligations were carried out as at 31 March 2007 by independent actuaries.

The Group also maintains defined contribution pension schemes and some fully insured pension schemes.

On 1 April 2002, the main United Kingdom scheme was closed to new members. A defined contribution pension scheme has been established to provide pension benefits to new United Kingdom employees. Under the projected unit method, the service cost of the closed scheme will increase as the members approach retirement.

The Group's subsidiaries in the United States provide unfunded retirement medical and life assurance benefits to their employees.

The Group expects to contribute approximately £21 million to its defined benefit plans in the year to 31 March 2009.

(b) Principal assumptions

The principal assumptions used for the purpose of the actuarial valuations were as follows:

Year to 31 March 2008	Pension benefits UK	Pension benefits US	Pension benefits Others	Medical benefits
Inflation rate	3.6%	3.5%	2.0%	3.5%
Expected rate of salary increases	5.4%	4.5%	2.0-3.6%	n/a
Expected rate of pension increases	3.6%	n/a	0.0-1.8%	n/a
Discount rate	6.6%	6.5%	5.9%	6.3%
Expected return on plan assets (total)	6.1%	7.8%	4.0-6.0%	n/a
Expected equity return on plan assets	8.5%	8.8%	7.0%	n/a

Year to 31 March 2007	Pension benefits UK	Pension benefits US	Pension benefits Others	Medical benefits
Inflation rate	3.0%	3.5%	2.0-2.5%	3.5%
Expected rate of salary increases	4.8%	4.5%	2.0-4.0%	n/a
Expected rate of pension increases	3.0%	0.0%	0.0-1.8%	n/a
Discount rate	5.4%	5.8%	4.9-5.2%	5.8%
Expected return on plan assets (total)	5.7%	7.8%	4.4-6.8%	n/a
Expected equity return on plan assets	7.8%	8.8%	5.8-8.0%	n/a

Mortality assumptions – Year to 31 March 2008	Expected longevity post age 60 UK	Expected longevity post age 60 US
Male aged 60 now	26 years	23 years
Male aged 60 in 15 years' time	28 years	23 years
Female aged 60 now	27 years	25 years
Female aged 60 in 15 years' time	28 years	25 years

32 Retirement benefit obligations (continued)

Mortality assumptions – Year to 31 March 2007	Expected longevity post age 60 UK	US
Male aged 60 now	24 years	22 years
Male aged 60 in 15 years' time	25 years	22 years
Female aged 60 now	25 years	24 years
Female aged 60 in 15 years' time	26 years	24 years

Shorter longevity assumptions are used for members who retire on grounds of ill-health.

The expected rates of return on individual categories of plan assets are estimated by reference to indices published by the relevant exchanges. The overall expected rate of return is calculated by weighting the individual rates in accordance with the anticipated balance in the plan's investment portfolio. The actual rate of return on the plan assets for the year was 0.2% (2007 – positive 5.6%), and amounted to a gain of £2 million (2007 – £66 million).

Medical cost trend rates are estimated at between 9.0% and 11.0% per annum (2007 – 8.9%-9.0%), grading down to 5% by 2012. If medical cost trend rates were to increase or decrease by 1%, the effects are estimated as follows:

	2008		2007	
	Increase £m	Decrease £m	Increase £m	Decrease £m
Increase in medical benefits current service and interest cost	1	–	1	–
Increase/(decrease) in medical benefits obligation	5	(5)	6	(5)

(c) Amounts recognised in the income statement

	Pension benefits				Medical	
Year to 31 March 2008	UK £m	US £m	Others £m	Total £m	benefits £m	Total £m
Current service cost	8	3	3	14	1	15
The effect of any curtailments, settlements or termination benefits	(3)	–	2	(1)	–	(1)
Charged to operating profit	5	3	5	13	1	14
Interest cost	45	15	3	63	4	67
Expected return on plan assets	(51)	(17)	(3)	(71)	–	(71)
(Credited)/charged to finance income	(6)	(2)	–	(8)	4	(4)
Total	(1)	1	5	5	5	10

	Pension benefits				Medical	
Year to 31 March 2007	UK £m	US £m	Others £m	Total £m	benefits £m	Total £m
Current service cost	11	5	2	18	2	20
Charged to operating profit	11	5	2	18	2	20
Interest cost	42	15	4	61	5	66
Expected return on plan assets	(46)	(17)	(5)	(68)	–	(68)
(Credited)/charged to finance income	(4)	(2)	(1)	(7)	5	(2)
Total	7	3	1	11	7	18

Current service costs are presented in staff costs (Note 9); expected return on plan assets and interest cost are presented in net finance expense (Note 10).

32 Retirement benefit obligations (continued)

(d) Amounts recognised in the balance sheet

At 31 March 2008	% of plan assets	UK £m	% of plan assets	US £m	% of plan assets	Others £m	% of plan assets	Pension benefits Total £m	Medical benefits £m	Total £m
Fair value of plan assets:										
Equities	29%	245	55%	115	25%	11	33%	371	–	371
Bonds	26%	220	28%	59	43%	19	27%	298	–	298
Property and other	45%	394	17%	35	32%	14	40%	443	–	443
		859		209		44		1 112		1 112
Present value of funded obligations		(810)		(273)		(45)		(1 128)	–	(1 128)
Present value of unfunded obligations		–		–		–		–	(75)	(75)
Net asset/(liability) recognised in the Group balance sheet		49		(64)		(1)		(16)	(75)	(91)
Analysed in the balance sheet as:										
Retirement benefit surplus		49		–		4		53	–	53
Retirement benefit obligation		–		(64)		(5)		(69)	(75)	(144)

At 31 March 2007	Notes	% of plan assets	UK £m	% of plan assets	US £m	% of plan assets	Others £m	% of plan assets	Pension benefits Total £m	Medical benefits £m	Total £m
Fair value of plan assets:											
Equities		33%	286	59%	131	41%	39	38%	456	–	456
Bonds		51%	439	30%	68	42%	40	46%	547	–	547
Property and other		16%	144	11%	25	17%	16	16%	185	–	185
			869		224		95		1 188	–	1 188
Present value of funded obligations			(864)		(279)		(97)		(1 240)	–	(1 240)
Present value of unfunded obligations			–		–		–		–	(77)	(77)
Net asset/(liability) recognised in the Group balance sheet, including amounts held for sale			5		(55)		(2)		(52)	(77)	(129)
Analysed in the balance sheet as:											
Retirement benefit obligations											(131)
Amounts held for sale	24										2

The plan assets do not include any of the Group's financial instruments, nor any property occupied by, or other assets used by, the Group.

At 31 March 2007 the surplus within the UK pension defined benefit schemes was disclosed within Retirement benefit obligations.

32 Retirement benefit obligations (continued)

(e) Reconciliation of movement in plan assets and liabilities

Liabilities	Pension benefits UK £m	US £m	Others £m	Total £m	Medical benefits £m	Total £m
At 31 March 2006	883	278	95	1 256	95	1 351
Total service cost	11	5	2	18	2	20
Interest cost	42	15	4	61	5	66
Actuarial (gain)/loss	(25)	30	3	8	(9)	(1)
Contributions paid by employees	–	–	1	1	–	1
Benefits paid	(46)	(15)	(3)	(64)	(5)	(69)
Exchange differences	(1)	(34)	(5)	(40)	(11)	(51)
At 31 March 2007	864	279	97	1 240	77	1 317
Total service cost	8	3	3	14	1	15
Interest cost	45	15	3	63	4	67
Actuarial gain	(58)	(7)	(5)	(70)	(2)	(72)
Contributions paid by employees	–	–	1	1	–	1
Disposals	–	–	(37)	(37)	–	(37)
Benefits paid	(46)	(15)	(1)	(62)	(4)	(66)
Curtailments, settlements and termination benefits	(3)	–	(21)	(24)	–	(24)
Exchange differences	–	(2)	5	3	(1)	2
At 31 March 2008	**810**	**273**	**45**	**1 128**	**75**	**1 203**

Assets	Pension benefits UK £m	US £m	Others £m	Total £m	Medical benefits £m	Total £m
At 31 March 2006	852	232	95	1 179	–	1 179
Expected return on assets	46	17	5	68	–	68
Actuarial (loss)/gain	(5)	4	(1)	(2)	–	(2)
Contributions paid by employer	22	15	3	40	5	45
Contributions paid by employees	–	–	1	1	–	1
Benefits paid	(46)	(15)	(3)	(64)	(5)	(69)
Exchange differences	–	(29)	(5)	(34)	–	(34)
At 31 March 2007	869	224	95	1 188	–	1 188
Expected return on assets	51	17	3	71	–	71
Actuarial loss	(42)	(24)	(3)	(69)	–	(69)
Contributions paid by employer	27	9	2	38	4	42
Contributions paid by employees	–	–	1	1	–	1
Disposals	–	–	(33)	(33)	–	(33)
Benefits paid	(46)	(15)	(1)	(62)	(4)	(66)
Curtailments, settlements and termination benefits	–	–	(23)	(23)	–	(23)
Exchange differences	–	(2)	3	1	–	1
At 31 March 2008	**859**	**209**	**44**	**1 112**	**–**	**1 112**

32 Retirement benefit obligations (continued)

(f) Analysis of actuarial (gain)/loss recognised in the consolidated statement of recognised income and expense

	Year to 31 March 2008 £m	2007 £m
Difference between the actual return and the expected return on plan assets	**69**	3
Experience gains and losses arising on scheme liabilities	**(9)**	25
Changes in assumptions underlying the present value of scheme liabilities	**(63)**	(27)
Actuarial (gain)/loss to be recognised in the consolidated statement of recognised income and expense before tax	**(3)**	1

Deferred taxation taken directly to equity on retirement benefit obligations was £10 million (2007 – £nil million).

	2008 £m	2007 £m
Cumulative actuarial gains and losses recognised in the consolidated statement of recognised income and expense	**(16)**	(13)

(g) History of the plans and experience adjustments

	2008 £m	2007 £m	2006 £m	2005 £m
Present value of defined benefit obligation and medical benefits	**1 203**	1 317	1 351	1 256
Fair value of plan assets	**(1 112)**	(1 188)	(1 179)	(1 012)
Net deficit	**91**	129	172	244
Experience adjustments on plan liabilities – loss/(gain)	**(9)**	25	7	30
Experience adjustments on plan assets – (gain)/loss	**69**	3	(108)	(11)

All experience adjustments are recognised directly in equity, net of related tax (see the consolidated statement of recognised income and expense).

33 Provisions for other liabilities and charges

	Insurance funds £m	Deferred consideration £m	Restructuring and closure provisions £m	Other provisions £m	Total £m
At 1 April 2006	23	49	9	20	101
Charged/(credited) to the income statement	3	(20)	31	5	19
Utilised in the year	(3)	(5)	(3)	(3)	(14)
Exchange differences	(3)	(5)	–	(3)	(11)
At 31 March 2007	20	19	37	19	95
Charged/(credited) to the income statement	–	(1)	32	8	39
Utilised in the year	(3)	(8)	(40)	(11)	(62)
Exchange differences	–	–	6	–	6
Businesses sold	(7)	–	(3)	(2)	(12)
Businesses acquired	–	–	–	2	2
At 31 March 2008	**10**	**10**	**32**	**16**	**68**

	31 March 2008 £m	2007 £m
Provisions are expected to be utilised as follows:		
Within one year	**54**	44
After more than one year	**14**	51
	68	95

Insurance funds represent amounts provided by the Group's captive insurance subsidiary in respect of the expected level of insurance claims. These provisions are expected to be utilised within five years.

The deferred consideration provision relates to the deferred payments arising until the year ending 31 March 2009 from the Sucralose realignment in 2004. Payments are made to McNeil based on the achievement of certain minimum targets in respect of sales of Sucralose made by the Group. Another feature of the realignment is that the Group receives amounts from the vendor, McNeil, based on sales of Sucralose tabletop products made by McNeil for ten years from the date of the realignment. These receipts are only recognised in the periods in which they are earned, and were shown up to 31 March 2006 as a deduction from goodwill. Since the elimination of goodwill the receipts are recognised in the income statement. In the year ended 31 March 2008 £7 million of receipts were recognised in the income statement (31 March 2007 – £6 million).

Restructuring and closure provisions primarily relate to the businesses which have been closed and to a reorganisation as a result of the disposal of the five starch plants in Europe which accounted for the majority of the charge and utilisation in the year. It is expected that the provision will be fully utilised within the next four years. Included within other provisions are amounts provided for claims under clauses in the disposal agreements of businesses disposed. These provisions are expected to be utilised within the next few years.

34 Change in working capital

	31 March 2008 £m	2007 £m
Increase in inventories	**(59)**	(76)
Increase in receivables	**(64)**	(78)
Increase in payables	**89**	50
(Increase)/decrease in derivative financial instruments	**(18)**	90
Decrease in provisions for other liabilities and charges	**(27)**	(24)
Decrease in retirement benefit obligations	**(40)**	(41)
Decrease in assets held for sale	**24**	–
Movement during year	**(95)**	(79)
The above movements include the following elements:		
Exchange differences	**(12)**	(26)
Acquisitions and disposals during the year	**(97)**	–
Deferred consideration	**(23)**	–
Other items	**(43)**	30
Increase in working capital	**(270)**	(75)

Other items include non-cash movements in retirement benefits and derivatives, and the elimination of balances within debtors and creditors attributable to interest, property, plant and equipment and investments.

35 Cash and cash equivalents

	31 March 2008 £m	31 March 2007 £m
Cash at bank and in hand	**101**	136
Short-term bank deposits	**64**	53
	165	189

The effective interest rate on short-term deposits was 5.7% (2007 – 5.3%), which have an average maturity of 53 days (2007 – 45 days).

The carrying amount of cash and cash equivalents are denominated in the following currencies:

	31 March 2008 £m	31 March 2007 £m
Euro	**68**	50
US dollar	**48**	123
British pound	**11**	5
Other	**38**	11
Total	**165**	189

36 Net debt

The components of the Group's net debt are as follows:

	Notes	31 March 2008 £m	31 March 2007 £m
Non-current borrowings	30	**(858)**	(842)
Current borrowings and overdrafts (note a)	30	**(360)**	(271)
Debt-related derivative instruments (note b)	20	**12**	24
Cash and cash equivalents	35	**165**	189
Net debt		**(1 041)**	(900)

(a) Current borrowings and overdrafts at 31 March 2008 include £50 million (31 March 2007 – £95 million) in respect of securitised receivables.

(b) Derivative financial instruments presented within assets and liabilities in the balance sheet of £14 million net asset comprise net debt-related instruments of £12 million asset and net non-debt-related instruments of £2 million asset (2007 – £4 million net liability comprising net debt-related instruments of £24 million asset and net non-debt-related instruments of £28 million liability). There were no derivative financial instruments held for sale at 31 March 2008 (2007 – £1 million net non-debt-related assets).

Movements in the Group's net debt are as follows:

	Notes	2008 £m	2007 £m
Balance at 1 April		**(900)**	(866)
(Decrease)/increase in cash and cash equivalents in the year		**(32)**	33
Cash inflow from increase in borrowings		**(128)**	(111)
Borrowings arising on acquisitions	39	**(2)**	–
Debt transferred on disposal of subsidiaries	39	**55**	–
Increase in net debt resulting from cash flows		**(107)**	(78)
Inception of finance leases		**(2)**	(14)
Exchange differences		**(32)**	58
Increase in net debt in the year		**(141)**	(34)
Balance at 31 March		**(1 041)**	(900)

37 Contingent liabilities

	31 March 2008 £m	31 March 2007 £m
Guarantees of loans and overdrafts of joint ventures and associates	**14**	10
Trade guarantees	**29**	23

Other trade guarantees have been given in the normal course of business by the Group at both 31 March 2008 and 31 March 2007. These are excluded from the figures given above and are in respect of Revenue and Customs and the Rural Payments Agency for Agricultural Produce bonds, ECGD recourse agreements, letters of credit and tender and performance bonds.

The Group is subject to claims and litigation generally arising in the ordinary course of its business, some of which are for substantial amounts. All such actions are strenuously defended but provision is made for liabilities that are considered likely to arise on the basis of current information and legal advice and after taking into account the Group's insurance arrangements.

While there is always uncertainty as to the outcome of any claim or litigation, it is not expected that claims and litigation existing at the balance sheet date will have a material adverse effect on the Group's financial position.

38 Commitments

Capital commitments

	31 March 2008 £m	31 March 2007 £m
Commitments for the acquisition of property, plant and equipment	**69**	77

Operating lease arrangements

Operating lease payments represent rentals payable by the Group for certain of its land, buildings, plant and equipment. Certain operating lease agreements allow for renewal at the end of the original term at the option of the Group.

At the balance sheet date the Group has outstanding commitments under non-cancellable operating leases which, fall due as follows:

	31 March 2008 £m	31 March 2007 £m
Within one year	**32**	30
Later than 1 year and no later than 5 years	**98**	79
After five years	**98**	92
	228	201

39 Acquisitions and disposals of subsidiaries

Acquisitions

G.C. Hahn & Co.

On 15 June 2007, the Group acquired 80% of the issued share capital of G.C. Hahn & Co. (Hahn). Hahn provides customised ingredient solutions to global customers. Hahn's primary operations are located in Lübeck, Germany. It also has production operations in the UK, USA and Australia, and sales offices in 22 countries.

The acquisition agreement allows for the Group to acquire the remaining 20% of the issued share capital prior to 1 January 2020 through put and call options. The owner of the remaining 20% of the issued share capital is entitled to fixed dividends until the options are exercised. The Group effectively bears all the risks and rewards for 100% of the business and therefore no minority interest is recognised in the Group's financial statements.

The acquisition has contributed £60 million to sales and £5 million to operating profit post amortisation of acquired intangibles in the period since acquisition. If the acquisition of Hahn had been completed on 1 April 2007, Group sales for the year would have been £3,439 million and Group profit attributable to equity holders of the Company would have been unchanged.

39 Acquisitions and disposals of subsidiaries (continued)

	Book value on acquisition £m	Provisional fair value adjustments £m	Provisional fair value £m
Intangible assets	–	52	52
Property, plant and equipment	11	1	12
Inventories	8	2	10
Trade and other receivables	18	(2)	16
Cash and cash equivalents	5	–	5
Trade and other payables	(9)	(1)	(10)
Provisions	–	(2)	(2)
Borrowings	(2)	–	(2)
Deferred tax liabilities	–	(17)	(17)
	31	33	64
Goodwill			36
Consideration payable			100
Satisfied by:			
Cash consideration, including costs			80
Deferred consideration			20
			100
Cash movement:			
Cash consideration, including costs			80
Less cash acquired			(5)
Net cash outflow in the year			75

Goodwill on acquisition relates to anticipated synergies that do not meet the criteria for recognition as an intangible asset at the date of acquisition.

The fair value adjustments above are provisional, based on management's best estimates. The fair value adjustments will be finalised in the 2008/09 financial year.

In the year ended 31 March 2007 the Group acquired the assets and intellectual property of Hycail BV and its Finnish subsidiary Hycail Finland Oy for £2 million of cash.

Disposals

On 22 April 2007, the Group disposed of its shareholding in Redpath. Total consideration, net of disposal costs was £140 million.

On 1 October 2007, the Group completed the disposal of five of its starch plants within the Food & Industrial Ingredients, Europe segment in the UK, Belgium, France, Spain and Italy. Total consideration, net of disposal costs was £212 million.

On 28 December 2007, the Company disposed of its 49% indirect shareholding in Occidente. Total consideration, net of disposal costs was £46 million.

39 Acquisitions and disposals of subsidiaries (continued)

	Redpath £m	European starch plants £m	Occidente £m
Total consideration, net of costs	140	212	46
Net assets disposed	(85)	(217)	(36)
Goodwill written off	–	(15)	–
Other items, including exchange differences transferred from equity	5	12	(2)
Profit/(loss) on disposal	60	(8)	8
Cash flows:			
Cash consideration, net of costs	139	223	46
Cash disposed	(6)	(20)	(4)
Cash inflow in the year	133	203	42

Net assets disposed comprised:

	Redpath £m	European starch plants £m	Occidente £m
Property, plant and equipment	51	172	26
Available-for-sale financial assets	–	–	1
Intangible assets	–	2	–
Inventories	22	42	19
Provisions	–	(4)	(1)
Retirement benefit surplus/(obligation)	2	(4)	–
Trade and other receivables	22	150	5
Cash and cash equivalents	6	20	4
Trade and other payables	(18)	(118)	(6)
Borrowings	–	(43)	(12)
Net assets disposed	85	217	36

Other disposals

On 26 April 2007, the Group disposed of its shareholding in Pure Cane Molasses for cash consideration of £4 million, resulting in a loss on disposal of £1 million.

On 15 June 2007, the Group disposed of its shareholding in Tate & Lyle Reinsurance, comprising part of its reinsurance operations and including cash balances of £2 million, for cash consideration of £3 million. The loss on disposal was £1 million.

40 Post balance sheet events

There are no post balance sheet events requiring disclosure.

41 Related party disclosures

Identity of related parties

The Group has related party relationships with its subsidiaries, joint ventures and associates, the Group's pension schemes and with key management being its directors and executive officers. No related party relationships with close family members of the Group's key management existed in the current or prior year.

Subsidiaries, joint ventures and associates

Transactions entered into by the Company with subsidiaries and between subsidiaries as well as the resultant balances of receivables and payables are eliminated on consolidation and are not required to be disclosed. Similarly, the Group's share of transactions entered into by the Company and its subsidiaries with joint ventures and between joint ventures as well as the Group's share of the resultant balances of receivables and payables are eliminated on consolidation. Transactions and balances with subsidiaries and joint ventures (before consolidation eliminations) and with associates are as follows:

	31 March	
Continuing	**2008 £m**	2007 £m
Sales of goods and services		
– to joint ventures	**33**	35
Purchases of goods and services		
– from joint ventures	**43**	15
Receivables		
– due from joint ventures	**12**	4
– due from associates	**–**	3
Payables		
– due to joint ventures	**27**	13
– due to associates	**1**	1

	31 March	
Discontinued	**2008 £m**	2007 £m
Sales of goods and services		
– to joint ventures	**8**	13
Purchases of goods and services		
– from joint ventures	**4**	9
Receivables		
– due from joint ventures	**–**	–
– due from associates	**–**	–
Payables		
– due to joint ventures	**–**	–
– due to associates	**–**	–

The Group had no material related party transactions containing unusual commercial terms.

Key management

Key management compensation is disclosed in Note 9.

42 Foreign exchange rates

The following exchange rates have been applied in the translation of the financial statements of foreign subsidiaries, joint ventures and associates:

	Year to 31 March	
	2008 £m	2007 £m
Average foreign exchange rates		
US dollar £1 = $	**2.01**	1.89
Euro £1 = €	**1.42**	1.48

	31 March	
	2008 £m	2007 £m
Year-end foreign exchange rates		
US dollar £1 = $	**1.99**	1.97
Euro £1 = €	**1.26**	1.47

43 Main subsidiaries and investments

Subsidiaries based in the UK[1]	Type of business	Percentage of equity attributable to Tate & Lyle PLC
G.C. Hahn & Co. Limited	Blending	100.0
Cesalpinia UK Limited	Blending	100.0
Orsan SA Limited	Holding company	80.4
Tate & Lyle Holdings Limited[2]	Holding company	100.0
Tate & Lyle Industrial Holdings Limited[2]	Holding company	100.0
Tate & Lyle Industries Limited	See below	100.0
Tate & Lyle International Finance PLC[2]	In-house treasury company	100.0
Tate & Lyle Investment Services Limited	Holding company	100.0
Tate & Lyle Investments Limited[2]	Holding company	100.0
The Molasses Trading Company Limited	Holding company	100.0
United Molasses (Ireland) Limited[3]	Molasses	50.0

1. Registered in England and Wales, except United Molasses (Ireland) Limited, which is registered in Northern Ireland.
2. Direct subsidiaries of Tate & Lyle PLC.
3. Non-coterminous year end.
4. The Group holds 80% of the issued capital of Hahn and has the right to acquire the remaining 20% through a call option. However, due to the structure of the acquisition agreement, the Group effectively bears all the risks and rewards for 100% of the business and therefore no minority interest is recognised.

Main operating units of Tate & Lyle Industries Limited	Type of business
Tate & Lyle Thames (Process Technology)	Sugar technology
Tate & Lyle Sugars, Europe	Sugar refining and trading, molasses and bulk liquid storage

43 Main subsidiaries and investments (continued)

Subsidiaries operating overseas		Type of business		Percentage of equity attributable to Tate & Lyle PLC
Australia	Tate & Lyle ANZ Pty Ltd	Sucralose distribution		100.0
	G.C. Hahn & Co. (Australia) Pty Ltd[2]	Blending		100.0
Belgium	Tate & Lyle Molasses Belgium NV	Molasses		100.0
Bermuda	Tate & Lyle Management & Finance Limited	Management & finance		100.0
Brazil	Tate & Lyle Brasil SA[1]	Citric acid and sugar trading		100.0
British Virgin Islands	Anglo Vietnam Sugar Investments Limited	Holding company		75.0
China	Orsan Guangzhou Gourmet Powder Company Limited[1]	Glutamate producer	(51.0)	41.0
Finland	Hycail Oy	Bio-development		100.0
France	France Melasse SA[1]	Molasses		66.6
	Société Européenne des Mélasses SA[1]	Holding company		66.6
Germany	G.C. Hahn & Co. Stabilisierungstechnik GmbH	Blending		100.0
	Tate & Lyle Molasses Germany GmbH	Molasses		100.0
	Cesalpinia Germany GmbH	Blending		100.0
Gibraltar	Tate & Lyle Insurance (Gibraltar) Ltd	Reinsurance		100.0
Greece	Tate & Lyle Greece SA	Cereal sweeteners & starches		99.0
Hong Kong	Tate & Lyle Asia Limited	Sucralose distribution		100.0
Israel	Tate & Lyle Gadot Manufacturing	Sugar refining		65.0
Italy	Cesalpinia Food SPA	Blending		100.0
	Tate & Lyle Molasses Italy SrL	Molasses		100.0
Mauritius	The Mauritius Molasses Company Limited	Molasses		66.7
Mexico	Continental Colloids Mexicana SA	Blending		100.0
	Mexama, SA de CV[1]	Citric acid		65.0
	Tate & Lyle Mexico SA de CV[1]	Holding company		100.0
Morocco	Tate & Lyle Morocco SA	Cereal sweeteners & starches		100.0
Mozambique	Companhia Exportadora de Melaços	Molasses		100.0
Netherlands	Tate & Lyle Netherlands BV	Cereal sweeteners & starches		100.0
	Tate & Lyle Molasses Holland BV	Molasses		100.0
	Tate & Lyle Holland BV	Holding company		100.0
Norway	Tate & Lyle Norge A/S	Sugar distribution		100.0
Portugal	Alcântara Empreendimentos SGPS, SA[1]	Holding company		100.0
	Tate & Lyle Açucares Portugal, SA[1]	Sugar refining		100.0
	Tate & Lyle Molasses Portugal Ltda	Molasses		100.0
Singapore	Tate & Lyle Singapore Pte Ltd	High intensity sweeteners		100.0
South Africa	Tate & Lyle South Africa	Blending		100.0
Spain	Tate & Lyle Molasses Spain SA	Molasses		100.0
Trinidad	Caribbean Bulk Storage and Trading Company Ltd[1]	Molasses		100.0
USA	Tate & Lyle Custom Ingredients Inc	Blending		100.0
	Tate & Lyle Ingredients Americas, Inc	Cereal sweeteners & starches		100.0
	Staley Holdings Inc	Holding company		100.0
	Tate & Lyle Finance, Inc	In-house banking		100.0
	Tate & Lyle LLC	Holding company		100.0
	Tate & Lyle Holdings (US) LLP	Holding company		100.0
	Tate & Lyle Sucralose, Inc	High intensity sweeteners		100.0
	TLI Holdings Inc	In-house banking		100.0
Vietnam	Nghe An Tate & Lyle Sugar Company Limited	Cane sugar manufacture	(80.9)	60.7

1. Non-coterminous year end.
2. The Group holds 80% of the issued capital of Hahn and has the right to acquire the remaining 20% through a call option. However, due to the structure of the acquisition agreement, the Group effectively bears all the risks and rewards for 100% of the business and therefore no minority interest is recognised.

43 Main subsidiaries and investments (continued)

Joint ventures		Type of business		Percentage of equity attributable to Tate & Lyle PLC
Bulgaria	Amylum Bulgaria AD[1, 3]	Cereal sweeteners & starches	(100.0)	50.0
Colombia	Sucromiles SA[3]	Citric acid		50.0
Hungary	Hungrana kft[1, 3]	Cereal sweeteners & starches	(50.0)	25.0
Ireland	Premier Molasses Company Ltd[3]	Molasses		50.0
Mexico	Almidones Mexicanos SA[3]	Cereal sweeteners & starches		50.0
Netherlands	Eastern Sugar BV[3]	Holding company		50.0
	Eaststarch CV	Holding company		50.0
Romania	Amylum Romania SA[1, 3]	Cereal sweeteners & starches	(99.4)	49.7
Slovakia	Amylum Slovakia spol sro[1, 3]	Cereal sweeteners & starches	(100.0)	50.0
Spain	Compania de Melazas SA[3]	Molasses		50.0
Turkey	Amylum Nisasta[1]	Cereal sweeteners & starches	(100.0)	50.0
USA	DuPont Staley Bio-Products Company LLC	Industrial Ingredients		50.0

The share capital held is of ordinary shares.

1. Share capital held by Eaststarch CV.
2. Share capital held by Eastern Sugar BV.
3. Non-coterminous year end.

Associates		Type of business	Percentage of equity attributable to Tate & Lyle PLC
Italy	Eridania Sadam	Sugars	35.0
Thailand	Tapioca Development Corporation[1]	Starch production	33.3
UK	Lumora Limited	Bio-development	39.4
USA	Microbia Precision Engineering Inc.[2]	Bio-development	14.0

1. Non-coterminous year end.
2. The Group exercises significant influence over Microbia and the investment is accounted for as an associate.

The proportion of shares held by Tate & Lyle PLC, its subsidiaries, joint ventures and associates is shown in brackets where it is different from the percentage of equity attributable to Tate & Lyle PLC.

Those entities which have non-coterminous year ends are consolidated in the Group accounts using management accounts for the period to 31 March.

44 Reconciliation to adjusted information

As explained in Note 1, adjusted information is presented as it provides both management and investors with valuable additional information on the performance of the business. The following items are excluded from adjusted information:

- Discontinued operations;
- Exceptional items including profits/losses on disposals of businesses and impairments; and
- Amortisation of acquired intangibles.

The following table shows the reconciliation of the statutory information presented in the income statement to the adjusted information:

	Year to 31 March 2008			Year to 31 March 2007		
	Reported £m	Exceptional/ amortisation £m	Adjusted £m	Reported £m	Exceptional/ amortisation £m	Adjusted £m
Continuing operations						
Sales	3 424	–	3 424	3 225	–	3 225
Operating profit	215	71	286	289	22	311
Net finance costs	(42)	–	(42)	(36)	–	(36)
Profit before tax	173	71	244	253	22	275
Income tax expense	(76)	(8)	(84)	(88)	–	(88)
Minority interest	7	(10)	(3)	(3)	–	(3)
Earnings attributable to equity shareholders of the Company	104	53	157	162	22	184
Basic EPS (p)	21.9	11.2	33.1	33.6	4.5	38.1
Diluted EPS (p)	21.7	11.0	32.7	33.0	4.5	37.5
Tax rate	43.9%		34.4%	34.8%		32.0%
Discontinued operations						
Sales	394	–	394	845	–	845
Operating profit	105	(60)	45	85	(23)	62
Net finance costs	1	–	1	(1)	–	(1)
Profit before tax	106	(60)	46	84	(23)	61
Income tax expense	(16)	8	(8)	(32)	22	(10)
Minority interest	–	–	–	–	–	–
Earnings attributable to equity shareholders of the Company	90	(52)	38	52	(1)	51
Basic EPS (p)	19.0	(11.0)	8.0	10.7	(0.1)	10.6
Diluted EPS (p)	18.7	(10.8)	7.9	10.6	(0.2)	10.4
Tax rate	15.1%		17.4%	38.1%		16.4%
Total operations						
Sales	3 818	–	3 818	4 070	–	4 070
Operating profit	320	11	331	374	(1)	373
Net finance costs	(41)	–	(41)	(37)	–	(37)
Profit before tax	279	11	290	337	(1)	336
Income tax expense	(92)	–	(92)	(120)	22	(98)
Minority interest	7	(10)	(3)	(3)	–	(3)
Earnings attributable to equity shareholders of the Company	194	1	195	214	21	235
Basic EPS (p)	40.9	0.2	41.1	44.3	4.4	48.7
Diluted EPS (p)	40.4	0.2	40.6	43.6	4.3	47.9
Tax rate	33.0%		31.7%	35.6%		29.2%

Independent Auditors' Report to the Members of Tate & Lyle PLC: parent company financial statements

We have audited the parent company financial statements of Tate & Lyle PLC for the year ended 31 March 2008 which comprise the parent company balance sheet and the notes to the parent company financial statements. These parent company financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the directors' remuneration report that is described as having been audited.

We have reported separately on the Group financial statements of Tate & Lyle PLC for the year ended 31 March 2008.

Respective responsibilities of directors and auditors
The directors' responsibilities for preparing the annual report, the directors' remuneration report and the parent company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the parent company financial statements and the part of the directors' remuneration report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the parent company financial statements give a true and fair view and whether the parent company financial statements and the part of the directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you as to whether in our opinion the information given in the directors' report is consistent with the parent company financial statements. The information given in the directors' report includes that specific information presented in the operating and financial review that is cross-referred from the business review section of the directors' report. We also report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read other information contained in the annual report and consider whether it is consistent with the audited parent company financial statements. The other information comprises only the overview of the year, the 'What we do', 'How we performed' and the 'How we run the business' sections, the directors' report, the unaudited part of the directors' remuneration report, the Group financial statements, the ten-year review and the information for investors.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the parent company financial statements and the part of the directors' remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the parent company financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the parent company financial statements and the part of the directors' remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the parent company financial statements and the part of the directors' remuneration report to be audited.

Opinion
In our opinion:

- the parent company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the parent company's affairs as at 31 March 2008;
- the parent company financial statements and the part of the directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the directors' report is consistent with the financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants and
Registered Auditors
1 Embankment Place
London WC2N 6RH
21 May 2008

Parent company balance sheet

	Notes	2008 £m	2007 restated £m
		Year to 31 March	
Fixed assets			
Tangible assets	2	**2**	2
Investments in subsidiary undertakings	3	**1 828**	2 001
Investment in associates	4	**1**	-
		1 831	2 003
Current assets			
Debtors – due within one year	5	**45**	62
Debtors – due after more than one year	5	**5**	11
		50	73
Creditors – due within one year	6	**(585)**	(359)
Net current liabilities		**(535)**	(286)
Total assets less current liabilities		**1 296**	1 717
Creditors – due after more than one year	7	**(428)**	(431)
Provisions for liabilities and charges	9	**(3)**	(1)
Total net assets		**865**	1 285
Capital and reserves			
Called up share capital	12	**114**	122
Share premium account	13	**404**	403
Capital redemption reserve	13	**8**	-
Profit and loss account	13	**339**	760
Shareholders' funds		**865**	1 285

The parent company financial statements were approved by the Board of Directors on 21 May 2008 and signed on its behalf by:

Sir David Lees, Iain Ferguson, John Nicholas Directors

Registered No. 76535

The notes on pages 156 to 159 form part of these parent company financial statements.

Notes to the parent company financial statements

1 Parent company accounting policies

Accounting basis
The parent company financial statements are prepared under the historical cost convention in accordance with the Companies Act 1985 and applicable UK accounting standards. As permitted by Section 230 of the Companies Act 1985, the Company's profit and loss account and statement of total recognised gains and losses are not presented in these financial statements. The Tate & Lyle PLC consolidated financial statements for the year ended 31 March 2008 contain a consolidated statement of cash flows. Consequently the Company has taken the exemption available in FRS1 (Revised 1996) *Cash flow statements*, and has not presented its own cash flow statement.

New UK GAAP interpretations adopted
In preparing these financial statements the Company has adopted for the first time UITF44 'Group and Treasury Share Transactions'. UITF44 requires the fair value of the award of share options to subsidiary employees to be treated as a capital contribution.

Consequently, the Company has recognised an addition to investments of the aggregate amount of these contributions for all grants of equity instruments made subsequent to 1 April 2004. The increase in respect of 2008 was £2 million. The adoption of this pronouncement has required the restatement of the comparative results, where £4 million was recognised as the opening adjustment at 1 April 2007, with a further £3 million recognised in 2007.

Tangible fixed assets
Depreciation is provided on a straight-line basis to write off the cost of tangible fixed assets over their estimated useful life. The tangible fixed assets comprise plant and machinery which are depreciated over a period of three to 28 years. Impairment reviews are undertaken if there are indications that the carrying values may not be recoverable.

Investments
Fixed asset investments are included in the balance sheet at cost, less any provision for impairment.

Investments in subsidiaries and associates are accounted for at cost. Such investments include both investments in shares issued by the subsidiary or associates and other parent entity interests that in substance form part of the parent entity's investment. In the case of subsidiaries these include investments in the form of interest-free loans that have no fixed repayment terms and which have been provided to subsidiaries as an additional source of long-term capital.

Leases
Operating lease costs are charged to profit as incurred.

Research and development
All expenditure on research and development is charged to profit as incurred.

Retirement benefits
The Company contributes to the Group pension plan operated in the UK. Details of the plan are included within Note 32 of the Group financial statements. As permitted under FRS17 Retirement Benefits, the plan is accounted for as a defined contribution plan, as the employer cannot identify its share of the underlying assets and liabilities of the plan. The employer's contributions relate to the current service period only and are charged to the income statement as they are incurred.

Deferred tax
Deferred tax is recognised on a full provision basis on timing differences between the recognition of gains and losses in the accounts and their recognition for tax purposes that have arisen but not reversed at the balance sheet date. Deferred tax is not recognised on permanent differences or on timing differences arising on unremitted profits of overseas subsidiaries. Deferred tax assets are recognised only to the extent that it is considered more likely than not that there will be sufficient future taxable profits to permit tax relief of the underlying timing differences.

Foreign currencies
Assets and liabilities in foreign currencies are translated into sterling at the rates of exchange ruling on the last day of the financial period (the closing rate). Profits and losses are translated into sterling at the prevailing rate at the time of transaction and credited or charged to the profit and loss account.

Share-based compensation
The Company operates a number of equity-settled, share-based compensation plans. Details of the plans are included within Note 28 of the Group financial statements. The fair value of employee services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, earnings targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, for options granted with non-market vesting conditions, the Company revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the profit and loss account, and a corresponding adjustment to equity. The proceeds received net of any directly attributable transaction costs are credited to share capital and share premium when the options are exercised.

Dividend distribution
A dividend distribution to the Company's equity holders is recognised as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders or, in the case of interim dividends, by the Board of Directors.

Share capital
Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Where any Group company purchases the Company's equity share capital and holds that share either directly as treasury shares or indirectly within an ESOP trust, the consideration paid, including any directly attributable incremental costs (net of income taxes), is deducted from equity attributable to the Company's equity holders until the shares are cancelled, reissued or disposed of. Where such shares are subsequently sold or reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the Company's equity holders. These shares are used to satisfy share options granted to employees under the Group's share option schemes. The trustee purchases the Company's shares on the open market using loans made by the Company or other loans guaranteed by the Company.

2 Tangible fixed assets

The net book value of tangible fixed assets of £2 million (2007 – £2 million) comprises plant and machinery. Net book value comprised cost of £4 million (2007 – £4 million) less accumulated depreciation of £2 million (2007 – £2 million).

3 Investments in subsidiary undertakings

	Shares in subsidiary undertakings £m	Loans to subsidiary undertakings £m	Loans to subsidiary undertakings £m
At 31 March 2007 as previously reported	1 767	227	1 994
Prior year adjustment – see Note 1	7	–	7
At 1 April 2007 as restated	1 774	227	2 001
Additions	206	–	206
Increase – share based payments	2	–	2
Disposals	(411)	–	(411)
Exchange differences	30	–	30
At 31 March 2008	**1 601**	**227**	**1 828**

Shares in subsidiary undertakings are stated at cost or earliest ascribed value less amounts provided of £70 million (2007 – £70 million). Loans to subsidiary undertakings are stated net of amounts provided of £9 million (2007 – £9 million). A list of the Company's significant investments is provided in Note 43.

4 Investments in associates

In September 2007, the Company acquired a 16.6% interest in Tapioca Development Corporation, a company incorporated in Thailand, for consideration of £1 million.

5 Debtors

	Notes	31 March 2008 £m	31 March 2007 £m
Due within one year			
UK taxation		**3**	32
Amounts due from subsidiary undertaking		**33**	22
Other debtors		**8**	7
Prepayments and accrued income		**1**	1
		45	62
Due after more than one year			
Deferred taxation	8	**5**	11
		5	11

6 Creditors – due within one year

	31 March 2008 £m	31 March 2007 £m
Amounts owed to subsidiary undertakings	**563**	328
Other creditors	**1**	1
Accruals and deferred income	**21**	30
	585	359

The effective interest rates applicable to amounts owed to subsidiary undertakings at 31 March 2008 is 4.8%. Amounts owed to subsidiary undertakings are repayable on demand.

7 Creditors – due after more than one year

	31 March 2008 £m	31 March 2007 £m
Amounts owed to subsidiary undertakings	**426**	429
Preference shares	**2**	2
	428	431

The effective interest rate applicable to amounts owed to subsidiary undertakings at 31 March 2008 is 6.5%. Amounts owed to subsidiary undertakings at year end mature after more than four years (2007 – mature after more than five years).

8 Deferred taxation

Deferred taxation charged to profit in the year was £6 million (2007 – £1 million).

9 Provisions for liabilities and charges

	Restructuring £m	Other £m	Total £m
At 1 April 2006 and 31 March 2007	–	1	1
Charged to the profit and loss account	5	4	9
Utilised in the year	(3)	(4)	(7)
At 31 March 2008	**2**	**1**	**3**

Provisions for liabilities and charges of £3 million (2007 – £1 million) primarily relate to restructuring as a result of the disposal of the five European starch plants and are expected to be utilised within the next 12 months.

10 Contingent liabilities

	31 March 2008 £m	31 March 2007 £m
Loans and overdrafts of subsidiaries, joint ventures and associates and former subsidiaries guaranteed	**1 039**	899

Guarantees given in respect of loans and overdrafts by Tate & Lyle PLC may not exceed £2,041 million (2007 – £1,711 million).

Other trade guarantees have been given in the normal course of business by Tate & Lyle PLC at both 31 March 2008 and 31 March 2007. These are excluded from the figures given above and are in respect of Revenue and Customs and the Rural Payments Agency for Agricultural Produce bonds, ECGD recourse agreements, letters of credit and tender and performance bonds.

11 Financial commitments

Annual payments made by the Company in the year ended 31 March 2008 in respect of operating leases that expire later than one year and no later than five years were £4 million (2007 – £4 million expiring after more than five years).

12 Share capital

Authorised equity share capital

	31 March 2008 £m	31 March 2007 £m
790,424,000 ordinary shares of 25p each (2007 – 790,424,000)	**198**	198

Allotted, called up and fully paid equity share capital

	31 March 2008		31 March 2007	
	Shares	**£m**	Shares	£m
At 1 April	**489 824 398**	**122**	488 740 116	122
Allotted under share option schemes	**413 068**	**–**	1 084 282	–
Market purchases	**(30 327 000)**	**(8)**	–	–
At 31 March	**459 910 466**	**114**	489 824 398	122

12 Share capital (continued)

Treasury shares and shares held in ESOP trust
As part of the Company's share buy back programme, the Company repurchased 33,627,000 shares (2007 – nil) for £159 million (2007 – £nil million). Of these, 30,327,000 were cancelled during the year and 2,755,073 were held in Treasury at 31 March 2008. The remaining 544,927 were released from Treasury to satisfy share options exercised during the year. The shares repurchased represent 7.3% of the Company's called up share capital at 31 March 2008 and had a nominal value of £8 million. The shares held in Treasury at 31 March 2008 represent 0.6% of the Company's share capital and had a nominal value of £1 million.

As at 31 March 2008, the Group held 2,044,493 shares (2007 – 5,016,404 shares) in an ESOP trust.

13 Reconciliation of movements in shareholders' funds

	Ordinary shares £m	Share premium £m	Capital redemption reserve £m	Profit and loss account £m	Total £m
At 31 March 2007 as previously reported	122	403	–	753	1 278
Prior year adjustment – see Note 1	–	–	–	7	7
At 1 April 2007 restated	122	403	–	760	1 285
Proceeds from shares issued	–	1	–	7	8
Share-based payments	–	–	–	4	4
Share buybacks	(8)	–	8	(159)	(159)
Ordinary dividends paid	–	–	–	(105)	(105)
Profit for the year	–	–	–	(168)	(168)
At 31 March 2008	**114**	**404**	**8**	**339**	**865**

The loss for the year before dividends dealt with in the financial statements of the Company amounted to £168 million (2007 – £35 million loss).

The remaining amount available for the payment of dividends by the Company at 31 March 2008 was £339 million (2007 – £760 million).

14 Related parties

As permitted by FRS8 Related Party Disclosures, disclosure of related party transactions with other companies controlled by Tate & Lyle PLC is not provided and there were no reportable transactions with other related parties.

15 Profit and loss account disclosures

As permitted by Section 230 of the Companies Act 1985, the Company has not presented its own profit and loss account.

The Company employed 89 staff including directors (2007 – 95) and the total staff costs are shown below:

	Year to 31 March 2008 £m	2007 £m
Wages and salaries	**16**	13
Social security	**2**	1
Retirement benefits	**2**	2
	20	16

Directors' emoluments disclosures are provided in the directors' remuneration report on pages 82 to 92 of this annual report and in Note 9 of the Group financial statements.

16 Dividends

Details of the Company's dividends are set out in Note 14 of the Group financial statements.

Ten-year review financial years to March

	UK GAAP[2]						IFRS			
Share information	1999	2000	2001	2002	2003	2004[1]	2005[3,4,7]	2006[4,7]	2007[4]	**2008[4]**
Pence per 25p ordinary share										
Closing share price	401.0	227.0	228.8	349.2	299.0	297.2	531.5	571.0	575.0	**540.0**
Earnings – basic[6]	30.4	24.3	(50.0)	24.7	27.8	32.7	31.0	(6.3)	44.3	**40.9**
basic, before amortisation and exceptional items[6]	28.5	30.0	14.8	22.2	33.1	34.0	37.7	42.4	48.7	**41.1**
Earnings – diluted[6]	30.4	24.2	(49.8)	24.6	27.7	32.6	30.6	(6.3)	43.6	**40.4**
diluted, before amortisation and exceptional items[6]	28.4	29.9	14.8	22.1	33.0	33.9	37.4	41.7	47.9	**40.6**
Dividend	17.2	17.8	17.8	17.8	18.3	18.8	19.4	20.0	21.5	**22.6**
Closing market capitalisation £ million	1 832	1 039	1 102	1 683	1 441	1 435	2 586	2 791	2 816	**2 484**
Including convertible redeemable preference shares £ million	–	–	–	–	–	–	–	–	–	**–**
Business ratios										
Interest cover – times Profit before interest, exceptional items and amortisation divided by net finance expense[5,6]	3.0	3.6	2.3	3.3	7.6	9.3	11.6	9.9	10.1	**8.1**
Gearing Net borrowings as a percentage of total net assets	84%	64%	91%	59%	45%	40%	48%	92%	90%	**110%**
Net margin Profit before interest, exceptional items and amortisation as a percentage of sales[6]	5.9%	7.0%	4.3%	5.3%	7.8%	7.7%	8.3%	8.8%	9.2%	**8.7%**
Return on net operating assets Profit before interest and exceptional items as a percentage of average net operating assets	11.9%	13.5%	8.5%	10.5%	14.2%	15.4%	18.8%	18.9%	18.9%	**15.5%**
Dividend cover – times										
Basic earnings per share after exceptional items and amortisation divided by dividends per share[6]	1.8	1.4	(2.8)	1.4	1.5	1.7	1.6	(0.3)	2.1	**1.8**
Basic earnings per share before exceptional items and amortisation divided by dividends per share[6]	1.7	1.7	0.8	1.2	1.8	1.8	1.9	2.1	2.3	**1.8**

1. Comparative figures for 2004 have been restated to reflect the adoption of UITF38 Accounting for ESOP Trusts.
2. Comparative figures for 1999 to 2004 have not been restated to reflect the adoption of IFRS from 1 April 2004.
3. Comparative figures for 2005 have not been restated to reflect the adoption of IAS32/39 from 1 April 2005.
4. 'Amortisation' relates to the amortisation of intangible assets arising on acquisition of businesses.
5. Under UK GAAP interest cover was calculated using only the profit before interest, exceptional items and amortisation, and the net finance expense of Tate & Lyle PLC and its subsidiaries.
6. These ratios have been calculated using the results of both continuing and discontinued operations.
7. Comparative figures for 2005 and 2006 have been restated to reflect the adoption of IFRIC4.

In 2000, the Group changed its accounting reference date from 30 September to 31 March, resulting in an extended accounting period of 18 months to March 2000.

Results presented above are for years to 31 March and have been calculated using the Group's published interim and full-year financial statements.

In order to show the underlying trend of dividend payments, dividends shown in the above table have been adjusted to exclude from the dividend of 26.9p per share paid in respect of the 18 months to March 2000 the final dividend of 9.1p per share paid in respect of the transitional six-month period to March 2000 with the effect that the dividend of 17.8p per share for the year to March 2000 shown above is presented on an annualised basis.

Ten-year review financial years to March

	UK GAAP[2]						IFRS			
Employment of capital	1999 £m	2000 £m	2001 £m	2002 £m	2003 £m	2004[1] £m	2005[3,4,6] £m	2006[4,6] £m	2007[4] £m	**2008[4] £m**
Goodwill, intangible assets and property, plant and equipment	1 892	1 854	1 860	1 699	1 565	1 414	1 461	1 480	1 449	**1 516**
Other non-current assets	–	–	–	–	–	–	3	21	25	**22**
Working capital	288	211	307	114	94	107	37	356	445	**576**
Net assets held for sale								–	61	**-**
Net operating assets	2 180	2 065	2 167	1 813	1 659	1 521	1 501	1 857	1 980	**2 114**
Net borrowings	(986)	(805)	(963)	(639)	(471)	(388)	(474)	(866)	(900)	**(1 041)**
Net (liabilities)/assets for dividends and tax	(23)	4	(142)	(93)	(144)	(155)	(44)	(51)	(85)	**(123)**
Total net assets	1 171	1 264	1 062	1 081	1 044	978	983	940	995	**950**
Capital employed										
Called up share capital	117	117	123	123	123	123	124	122	122	**114**
Reserves	904	984	885	920	889	828	827	783	838	**820**
	1 021	1 101	1 008	1 043	1 012	951	951	905	960	**934**
Minority interests	150	163	54	38	32	27	32	35	35	**16**
	1 171	1 264	1 062	1 081	1 044	978	983	940	995	**950**
Profit summary[5]										
Sales	4 359	4 090	4 146	3 944	3 167	3 167	3 339	3 465	3 225	**3 424**
Group operating profit:										
Before exceptional items and amortisation	220	237	156	180	219	214	278	300	311	**286**
Amortisation	–	–	(5)	(8)	(8)	(8)	(4)	(5)	(9)	**(12)**
Operating exceptional items	(5)	-	–	–	(39)	–	(45)	(248)	(13)	**(59)**
Group operating profit	215	237	151	172	172	206	229	47	289	**215**
Share of profits of joint ventures and associates	37	47	29	36	35	43	-	–	–	**-**
Total operating profit	252	284	180	208	207	249	229	47	289	**215**
Non-operating exceptional items:										
Write-downs on planned sale of business	-	(50)	(307)	–	(12)	-	–	–	-	**-**
Profit/(loss) on sale or termination of businesses	–	25	9	(5)	19	(6)	–	–	-	**-**
Profit/(loss) on sale of fixed assets	18	7	–	13	(1)	–	-	–	–	**-**
Profit/(loss) before net finance expense	270	266	(118)	216	213	243	229	47	289	**215**
Net finance expense	(73)	(65)	(67)	(55)	(29)	(23)	(24)	(33)	(36)	**(42)**
Net finance (expense)/income of joint ventures and associates	(13)	(10)	(5)	(2)	3	4	-	–	–	**-**
Profit/(loss) before taxation	184	191	(190)	159	187	224	205	14	253	**173**
Taxation	(49)	(63)	(40)	(39)	(57)	(69)	(55)	(60)	(88)	**(76)**
Profit/(loss) after taxation	135	128	(230)	120	130	155	150	(46)	165	**97**
Minority interests	4	(17)	(6)	(2)	2	(1)	(4)	(3)	(3)	**7**
Discontinued operations	–	–	–	–	–	–	–	19	52	**90**
Profit/(loss) for the year	139	111	(236)	118	132	154	146	(30)	214	**194**
Profit before tax, exceptional items and amortisation	171	209	113	159	228	227	254	267	275	**244**

1. Comparative figures for 2004 have been restated to reflect the adoption of UITF38 Accounting for ESOP Trusts.
2. Comparative figures for 1999 to 2004 have not been restated to reflect the adoption of IFRS from 1 April 2004.
3. Comparative figures for 2005 have not been restated to reflect the adoption of IAS32/39 from 1 April 2005.
4. 'Amortisation' relates to the amortisation of acquired intangible assets.
5. Profit summary information for the years ended 31 March 2007 and 31 March 2008 is presented in accordance with the presentation adopted in the 2008 Group financial statements and unless otherwise stated represents continuing operations only. Profit summary information for the year 31 March 2006 is presented in accordance with the presentation adopted in the 2007 Group Financial Statements and unless otherwise stated represents continuing operations as defined in those statements.
6. The comparative figures for 2005 and 2006 have been restated to reflect the adoption of IFRIC4.

Information for investors

Addresses and telephone numbers
Useful addresses and telephone numbers are set out on page 163.

Dividends on ordinary shares
Two payments were made during the tax year 2007/2008 as follows:

Payment date	Dividend description	Dividend per share
26 July 2007	Final 2007	15.3p
8 January 2008	Interim 2008	6.5p

Services
Single Company Individual Savings Account (ISA)
Tate & Lyle's ordinary shares can be held in a Single Company ISA. For information, please call the Equiniti ISA Helpline on 0871 384 2244.

Shareholding enquiries
Queries on shareholdings should be addressed to Tate & Lyle's Registrar, Equiniti (see page 163 for contact details).

Tate & Lyle's website (www.tateandlyle.com) and share price information
Tate & Lyle's website provides direct links to other Group company sites and to sites providing financial and other information relevant to the Company. The share price is available on the website with a 20-minute delay. Similar information is available on many specialist websites, on Teletext and in several national newspapers.

Capital gains tax
The market values on 31 March 1982 for the purposes of indexation up to April 1998 in relation to capital gains tax of Tate & Lyle PLC shares then in issue were:

Ordinary shares of £1 each	201.00p
Equivalent value per ordinary share of 25p	50.25p
6½% cumulative preference shares	43.50p

Tate & Lyle American Depositary Shares (ADSs)
The Company's shares trade in the United States on the NASDAQ over the counter (OTC) market in the form of ADSs and these are evidenced by American Depositary Receipts (ADRs). The shares are traded under the symbol TATYY. Each ADS is equivalent to four ordinary shares. For more information, contact the Bank of New York Mellon at the address given on page 163.

On 10 April 2007, Tate & Lyle was approved for the International PremierQX tier of International OTCQX. This provides a gateway to US securities markets for international companies that are listed on a qualified international exchange. Tate & Lyle's ADR is identified with an International PremierQX logo and investors can find current financial information and other disclosure on www.otcqx.com and www.pinksheets.com

Financial calendar (dates are provisional except those marked with an asterisk)

2008 Annual General Meeting	23 July 2008*
Announcement of interim results for six months to 30 September 2008	6 November 2008
Announcement of preliminary results for the year ending 31 March 2009	28 May 2009
2009 Annual General Meeting	23 July 2009

Dividend on ordinary shares	2008 final	2009 interim	2009 final
Announced	22 May 2008*	6 November 2008	28 May 2009
Payment date	31 July 2008*[1]	9 January 2009	31 July 2009[1]

1. Subject to the approval of shareholders.

Dividends on 6½% cumulative preference shares
Paid 31 March and 30 September.

Shareholder documents
Following a change to company law, and subsequent shareholder approval at the 2007 AGM, shareholder documents are only sent in paper format to shareholders who have elected to receive documents in this way. This approach enables the Company to reduce printing and distribution costs and its impact on the environment.

Shareholders who have not elected to receive paper copies are sent a letter whenever shareholder documents are published, to advise them how to access the documents via the Tate & Lyle website, www.tateandlyle.com. Shareholders may also choose to receive this notification via email with a link to the relevant page on the website. Shareholders who wish to receive email notification should register online at www.shareview.co.uk, using their reference number that is either on their share certificate or other correspondence.

Useful addresses and telephone numbers

Registered Office
Tate & Lyle PLC
Sugar Quay
Lower Thames Street
London EC3R 6DQ
Tel: +44 (0)20 7626 6525
Fax: +44 (0)20 7623 5213
Company number: 76535

Website
www.tateandlyle.com

Registrar
Equiniti Limited
Aspect House
Spencer Road
Lancing
West Sussex BN99 6DA
Tel: 0871 384 2063 (for UK calls)
+44 (0)121 415 7047 (for calls from overseas)
www.equiniti.com
www.shareview.co.uk
Calls to 0871 numbers are charged at 8 pence per minute from a BT landline. Other telephone providers' costs may vary.

ADR Depositary
The Bank of New York Mellon
Shareowner Services
PO Box 358516
Pittsburgh
PA 15252-8516
Tel: +1 888 269 2377

Corporate Brokers
Citigroup
33 Canada Square
Canary Wharf
London E14 5LB

Hoare Govett
250 Bishopsgate
London EC2M 4AA

Non-reliance statement
This annual report and accounts has been prepared solely to provide additional information to shareholders to assess the Group's strategy and the potential of that strategy to succeed and should not be relied upon by any other party or for any other purpose.

Cautionary statement
This annual report and accounts contains certain forward-looking statements with respect to the financial condition, results, operations and businesses of Tate & Lyle PLC. These statements and forecasts involve risk and uncertainty because they relate to events and depend upon circumstances that may occur in the future. There are a number of factors that could cause actual results or developments to differ materially from those expressed or implied by these forward-looking statements and forecasts. Nothing in this annual report and accounts should be construed as a profit forecast.

Designed and produced by
www.berghindjoseph.com

Typeset by Orb Solutions

Printed by St Ives Westerham Press Ltd

Photography by
Peter Thompson, David Rees

VerbalEyes image
on page 75 courtesy of Karen Logan

www.tateandlyle.com





END